MARATHON PETROLEUM CORPORATION

2025

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

WEDNESDAY
APRIL 30, 2025
10 AM EDT

FROM THE CHAIRMAN OF THE BOARD

Fellow Shareholders,

On behalf of the Board of Directors and our MPC team, I am pleased to invite you to attend Marathon Petroleum Corporation's 2025 Annual Meeting of Shareholders on April 30, 2025. The meeting will be held virtually to provide our shareholders with broader access and ability to participate in the meeting. MPC's Annual Meeting and this Proxy Statement provide an opportunity to update our shareholders on our Company's performance and key aspects of the Board's work over the last year.

MPC had another successful year in 2024. We generated $8.7 billion of net cash from operations driven by operational excellence and strong commercial performance, enabling us to return $10.2 billion of capital to our shareholders through dividends and share repurchases. You can read more about our business performance for the year in our 2024 Annual Report, which accompanies this Proxy Statement.



MPC's 2024 Leadership Transition

One of the Board's most fundamental responsibilities is succession planning for MPC's Chief Executive Officer. Over the last several years, the Board has engaged in a deliberate and thoughtful approach to succession planning that culminated this year, effective August 1, 2024, in the promotion of Maryann Mannen from President to President and Chief Executive Officer. Maryann was also appointed to the Board at that time. Since joining MPC as Chief Financial Officer in early 2021, Maryann has been instrumental in MPC's strategic and financial success. The Board is confident in Maryann's ability to lead MPC in implementing our strategy to drive operational and commercial excellence and deliver peer-leading value for our shareholders, employees and other stakeholders.

With Maryann's appointment to the Chief Executive Officer role, I transitioned from Chief Executive Officer to Executive Chairman of the Board, and John Surma, who served as the Board's independent Chairman since 2020, was elected as the Board's independent Lead Director. A member of the Board since 2011, John's deep understanding of our business and strategy, and his experience in risk management, financial oversight and corporate governance, ensures independent oversight of MPC's leadership and promotes effective corporate governance and accountability.

Board Succession and Refreshment

As part of our ongoing Board refreshment process, we welcomed three new independent directors in 2024: Kimberly Ellison-Taylor, Eileen Paterson and Jeff Campbell. Together, they bring expertise in technology, operations, finance and risk management to our Board. Consistent with our Corporate Governance Principles, we remain committed to ensuring that the Board's membership represents a wide variety of skills, professional experience, backgrounds and perspectives, which we believe is critical to the effectiveness of the Board and its oversight function.

The Board would also like to recognize our three retiring directors, Chuck Bunch, Ed Galante and Susan Tomasky, who have been members of the MPC Board since 2015, 2018 and 2018, respectively, and thank them for their valuable contributions, dedicated service and leadership.

Shareholder Engagement

The Board remains committed to continuing dialogue with shareholders and values your input. Along with our shareholder engagement efforts, your vote is an important source of feedback. We encourage you to read the information in this Proxy Statement and the accompanying Annual Report and cast your vote as soon as possible to ensure your shares are represented at the meeting. On behalf of the entire Board, thank you for your support and your investment in our Company's future.

Sincerely,

Michael J. Hennigan

Michael J. Hennigan
Executive Chairman of the Board



NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder,

You are invited to attend Marathon Petroleum Corporation's 2025 Annual Meeting of Shareholders at which shareholders will be asked to vote on the following matters:

DATE AND TIME

Wednesday, April 30, 2025
10 a.m. Eastern Daylight Time

VIRTUAL LOCATION

The meeting will be held virtually at:
www.virtualshareholder
meeting.com/MPC2025

AGENDA

1. Elect the four director nominees for Class II named in the Proxy Statement
2. Ratify the appointment of our independent auditor for 2025
3. Approve, on an advisory basis, our named executive officer compensation
4. Approve an amendment to the Certificate of Incorporation to declassify the Board of Directors
5. Approve an amendment to the Certificate of Incorporation to eliminate supermajority provisions
6. One shareholder proposal, if properly presented at the meeting
7. Transact any other business that may properly come before the meeting or any adjournment or postponement thereof

 **Your vote is important.** Even if you plan to attend the virtual Annual Meeting, please vote as soon as possible using one of the following options:

		
Via the Internet:	**Call Toll-Free:**	**Mail Signed Proxy Card:**
Follow the instructions in the Notice, proxy card or voting instruction form.	Call the toll-free number on your proxy card or voting instruction form.	Follow the instructions on your proxy card or voting instruction form.

Shareholders of record at the close of business on Monday, March 3, 2025, are entitled to vote at the Annual Meeting. See "FAQs About Voting and the Annual Meeting" beginning on page 77 for more information.

We provide our proxy materials, including our Proxy Statement and Annual Report, over the internet. This expedites your receipt of proxy materials, conserves natural resources and lowers the cost of the meeting. On or about March 17, 2025, we are posting our proxy materials at www.proxyvote.com and mailing to shareholders a Notice Regarding the Availability of Proxy Materials (the "Notice"), explaining how to access the proxy materials over the internet. We are also mailing a printed set of the proxy materials to shareholders who have elected to receive paper copies. Shareholders may request a printed set of the proxy materials by following the instructions provided in the Notice.

We thank you for your continued support and look forward to your attendance at our virtual Annual Meeting.

By order of the Board of Directors,

Molly R. Benson
Chief Legal Officer and Corporate Secretary

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS:

The Proxy Statement and Marathon Petroleum Corporation's 2024 Annual Report are available at www.proxyvote.com.

TABLE OF CONTENTS

FREQUENTLY REQUESTED INFORMATION

TERMS AND ACRONYMS

ACB	Annual Cash Bonus program
Annual Meeting	Marathon Petroleum Corporation's 2025 annual meeting of shareholders
Board	Board of Directors, Marathon Petroleum Corporation
Bylaws	Amended and Restated Bylaws of Marathon Petroleum Corporation
CD&A	Compensation discussion and analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Company	Marathon Petroleum Corporation
DCF	Distributable cash flow at MPLX LP
DGCL	Delaware General Corporation Law
EPA	U.S. Environmental Protection Agency
ERM	Enterprise risk management
Exchange Act	Securities Exchange Act of 1934, as amended
GAAP	Generally Accepted Accounting Principles in the United States
GHG	Greenhouse gas
LTI	Long-term incentive
Marathon	Marathon Petroleum Corporation
MPC	Marathon Petroleum Corporation
MPLX	MPLX LP
NEO	Named Executive Officer
NYSE	New York Stock Exchange
OSHA	U.S. Occupational Safety and Health Administration
PSUs	Performance share units
PwC	PricewaterhouseCoopers LLP
RSUs	Restricted stock units
SEC	U.S. Securities and Exchange Commission
TSR	Total shareholder return

PROXY STATEMENT SUMMARY

This summary highlights information contained in this Proxy Statement, which is first being sent or made available to shareholders on or about March 17, 2025. This summary does not contain all of the information you should consider before voting. Please read the entire Proxy Statement before voting. For more complete information regarding 2024 operational and financial performance and definitions of industry terms, please review MPC's Annual Report on Form 10-K for the year ended December 31, 2024, which accompanies this Proxy Statement.

Annual Meeting and Voting Information

DATE AND TIME	VIRTUAL LOCATION	RECORD DATE	VOTING
Wednesday, April 30, 2025 10 a.m. EDT	The Annual Meeting will be held virtually at: www.virtualshareholder meeting.com/MPC2025	Monday, March 3, 2025 Shares outstanding and entitled to vote: 311,531,359	Only holders of record of MPC's common stock as of the record date will be entitled to Notice and to vote

MPC's 2025 Annual Meeting will be held exclusively online. See "FAQs About Voting and the Annual Meeting" beginning on page 77 for additional information about how to attend and vote at the virtual Annual Meeting.

Voting Items

Your vote is important. Please vote your proxy promptly so that your shares can be represented, even if you plan to attend the virtual Annual Meeting. You can vote via the internet or telephone by following the voting procedures described in the Notice, proxy card or voting instruction form, or by returning your completed and signed proxy card or voting instruction form in the provided envelope.

Proposal	Page Reference	Board Recommendation
Proposal 1. Elect four director nominees to Class II	8	**FOR** each nominee
Proposal 2. Ratify the appointment of our independent auditor for 2025	33	**FOR**
Proposal 3. Approve, on an advisory basis, our named executive officer compensation	35	**FOR**
Proposal 4. Approve an amendment to the Certificate of Incorporation to declassify the Board of Directors	69	**FOR**
Proposal 5. Approve an amendment to the Certificate of Incorporation to eliminate supermajority provisions	70	**FOR**
Proposal 6. Vote on one shareholder proposal, if properly presented	71	**AGAINST**

Additional Information

Our principal executive offices are located at 539 South Main Street, Findlay, OH 45840, and our telephone number is (419) 422-2121. Our website address is www.marathonpetroleum.com. References to our website or other publications are provided for convenience only. The information contained on our website or other publications is not a part of this Proxy Statement or any of our other filings with the SEC.

References throughout this Proxy Statement to "Company," "MPC," "Marathon," "we" or "our" refer to Marathon Petroleum Corporation. References to "MPLX" refer to MPLX LP, a publicly traded master limited partnership we control through our ownership of its general partner, MPLX GP LLC ("MPLX GP"), and approximately 64% (as of December 31, 2024) of its outstanding common units.

About Marathon Petroleum Corporation

With more than 135 years in the energy industry, Marathon Petroleum Corporation (NYSE: MPC) is a leading, integrated, downstream energy company headquartered in Findlay, Ohio. We operate one of the nation's largest refining systems with approximately 3.0 million barrels per day of crude oil refining capacity and a growing renewable fuels portfolio that includes the second largest renewable diesel facility in the United States. We distribute our refined products through one of the largest terminal operations in the United States and one of the largest private domestic fleets of inland petroleum product barges. Our integrated midstream energy asset network links producers of natural gas and natural gas liquids from some of the largest supply basins in the United States to domestic and international markets. Additionally, our marketing system includes two strong brands, Marathon® and ARCO®, with locations across the United States and in Mexico. We and our employees are focused on doing our part to meet the world's need for reliable, affordable and responsibly produced fuels, challenging ourselves to lead in sustainable energy by investing in an energy-diverse future and strengthening the resiliency of our business.

2024 Company Performance Highlights

FINANCIAL PERFORMANCE		OPERATIONAL EXCELLENCE		
$3.4 billion	**$11.3 billion**	**$8.7 billion**	**92%**	**99%**
net income attributable to MPC	adjusted EBITDA*	net cash from operations	refining utilization	capture

PEER-LEADING CAPITAL RETURN TO SHAREHOLDERS		
~10%	**$10.2 billion**	**$10.0 billion**
increase in our quarterly dividend (from $0.825 to $0.910 per share)	total 2024 capital return through share repurchases and dividends, resulting in a 23% capital return yield for our shareholders	additional repurchase authorization in 2024 ($5.0 billion announced in April, with an additional $5.0 billion announced in November)

RECOGNITION

- **EPA ENERGY STAR® Partner of the Year – Sustained Excellence** five years in a row

- **Five MPC refineries** earned **ENERGY STAR® certifications** in 2024. Since refineries first became eligible for Energy Star certification in 2006, MPC has earned more certifications than all other refining companies combined

- MPLX Bluestone natural gas plant became the **first facility in the natural gas processing sector** to achieve the EPA's ENERGY STAR® Challenge for Industry

* Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to similarly titled measures reported by other companies. See Appendix I for the reconciliation of this non-GAAP financial measure to its most directly comparable GAAP financial measure.

2024 Leadership Transition

Following several years of a disciplined succession planning process, our Board announced a "Leadership Transition," effective August 1, 2024. Maryann T. Mannen, previously MPC's President, was promoted to President and CEO, succeeding Michael J. Hennigan as CEO. Ms. Mannen was also elected as a member of the Board. Mr. Hennigan was elected Executive Chairman of the Board. John P. Surma, previously the Board's independent Chairman, was elected as the Board's independent Lead Director. See "Board Leadership Structure" beginning on page 18 for additional information on the respective roles of Messrs. Hennigan and Surma.


Maryann T. Mannen
President and CEO


Michael J. Hennigan
Executive Chairman


John P. Surma
Independent Lead Director

Overview of Our Board of Directors

Following is an overview of our Board of Directors after the Annual Meeting, assuming all nominees are elected. More detailed information about each director's background, key skills and expertise can be found beginning on page 8, as well as in the individual director profiles beginning on page 9. Three current members of our Board, Charles A. Bunch, Edward G. Galante and Susan Tomasky, will retire from the Board following the Annual Meeting.

Name and Principal Occupation	Age (as of April 30, 2025)	Director Since	Independent	Committee Memberships				Other Current Public Company Boards
				A	C	G	S	
Abdulaziz F. Alkhayyal — Former Senior Vice President, Industrial Relations, Saudi Aramco	71	2016	✓		○		○	2
Evan Bayh — Senior Advisor, Apollo Global Management	69	2011	✓			○	★	3
Jeffrey C. Campbell — Former Vice Chairman and CFO, American Express Company	64	2024	✓	★ *	○			2
Jonathan Z. Cohen — Founder, CEO and President, Hepco Capital Management, LLC	54	2019	✓		○	○		1
Kimberly N. Ellison-Taylor — Former Executive Director, Finance Thought Leadership, Oracle Corporation	55	2024	✓		○	○		1
Michael J. Hennigan — Executive Chairman, Marathon Petroleum Corporation	65	2020	**Executive Chairman**					2 **
Maryann T. Mannen — President and CEO, Marathon Petroleum Corporation	62	2024	**CEO**				○	2 **
Eileen P. Paterson — Former CEO and President, Aerojet Rocketdyne Holdings, Inc.	59	2024	✓		○	○		2
Kim K.W. Rucker — Former Executive Vice President, General Counsel and Secretary, Andeavor	58	2018	✓	○	★ *			3
Frank M. Semple — Former Chairman, President and CEO, MarkWest Energy Partners, L.P.	73	2021	✓	○	○			1 **
J. Michael Stice — Professor, The University of Oklahoma	66	2017	✓			★ *	○	2 **
John P. Surma — Lead Director, Marathon Petroleum Corporation	70	2011	✓		○	○		3 **

A	Audit Committee
C	Compensation and Organization Development Committee
G	Corporate Governance and Nominating Committee
S	Sustainability and Public Policy Committee
★	Chair
○	Member

* Elected to serve as Chair, replacing the retiring committee Chair, immediately following the Annual Meeting.

** Includes service on the board of directors of MPLX GP LLC, a wholly owned subsidiary of MPC. Our Corporate Governance Principles count concurrent service on the boards of MPC and MPLX GP LLC as one public company board for purposes of assessing the level of public company board commitments.

Composition of Our Board

The members of our Board represent a wide range of backgrounds, critical skills, perspectives and expertise, as well as a mix of tenure of service on the Board. The following graphs show the composition of our Board after the Annual Meeting, assuming all nominees are elected. More detailed information about considerations for director candidate selection and evaluation can be found under "Board Composition and Director Selection," beginning on page 16.



INDEPENDENCE	AGE	TENURE	DEMOGRAPHICS
10 of **12** directors	**63.8 years** average	**5.7 years** average	**50%** demographic diversity

INDEPENDENCE: Non-Independent (2), Independent (10)

AGE: 71+ years (2), <60 years (4), 66-70 years (3), 61-65 years (3)

TENURE: 10+ years (2), 0-3 years (4), 7-9 years (3), 4-6 years (3)

DEMOGRAPHICS: Women (4), Race, Ethnicity and Native American Tribal Membership (4)

Shareholder Engagement and Responsiveness

We believe regular dialogue with, and accountability to, our shareholders is critical to our success. Our leadership team participates in numerous investor engagements throughout the year to discuss our business and strategic priorities. Shareholder feedback provides our Board and leadership with valuable insights on our business strategy and performance, corporate responsibility, executive compensation, sustainability initiatives and many other topics. Our core shareholder engagement team includes senior members of our investor relations, corporate governance, human resources and sustainability teams, supplemented by our CEO, CFO, Executive Chairman, Lead Director or other directors, as appropriate.

FALL ENGAGEMENT	PROGRAM ENHANCEMENT	2024 Engagement Program
Our shareholder engagement team solicits and receives feedback from shareholders on governance practices and trends, Board composition, executive compensation, sustainability, human capital management and other shareholder priorities.	The Board uses shareholder feedback to enhance disclosures, including in our proxy statement and sustainability reporting, and revise governance practices, the executive compensation program, sustainability practices or other programs and policies, as appropriate.	**Outreach to:** Shareholders representing **71%** of our outstanding shares

 

ANNUAL MEETING	SPRING ENGAGEMENT	**Investor engagements with:** Shareholders representing **42%** of our outstanding shares
We receive and publish voting results from our annual meeting, which help shape our ongoing improvements and developments in governance practices, executive compensation, sustainability and other shareholder interest areas.	Our shareholder engagement team conducts additional outreach with shareholders to provide updates on changes made in response to shareholder feedback and to address Board and shareholder proposals, as well as other topics of interest, prior to the annual meeting.	**Additional ways we engaged:** • Quarterly earnings calls • Industry presentations and conferences • Email updates such as topical news releases and reports

At our 2024 Annual Meeting, and proposed again for the 2025 Annual Meeting, is a shareholder proposal requesting that any voting requirements in our charter or bylaws that are greater than a simple majority be replaced by a majority of votes cast standard. At the 2024 Annual Meeting, this proposal received support from 38% of shares present and entitled to vote at the meeting. In our engagement sessions with investors, to the degree investors have supported this proposal, such support has been expressed in terms of reducing the supermajority voting standard applicable to certain articles within our Restated Certificate of Incorporation, down from an 80% of shares outstanding standard to a simple majority standard, and not in terms of further reducing the voting standard in our Bylaws, which was reduced to a simple majority of shares outstanding in 2018. Accordingly, we believe that inclusion in this Proxy Statement of Board Proposal 5, seeking to eliminate the supermajority provisions in our Restated Certificate of Incorporation, sufficiently addresses our shareholders' interests on this matter.

Governance Highlights

Key Corporate Governance Practices

The Board of Directors believes our commitment to strong corporate governance benefits all our stakeholders, including our shareholders, employees, business partners, customers, communities, governments and others who have a stake in how we operate. Our key corporate governance practices include:

BOARD INDEPENDENCE AND LEADERSHIP	DIRECTOR ELECTIONS	BOARD PRACTICES	SHAREHOLDER RIGHTS AND ENGAGEMENT	SUSTAINABILITY ACCOUNTABILITY
10 of 12 directors are independent Strong independent Lead Director role reinforces effective independent leadership on the Board Three fully independent standing Board committees	Majority voting standard for uncontested director elections Demonstrated commitment to Board refreshment Directors not elected by a majority of votes cast are subject to the Board's resignation policy	Risk oversight by the full Board and its committees Independent directors meet regularly in executive session Annual Board and committee self-evaluations, and individual evaluations of nominees for reelection	Shareholder right to call a special meeting of shareholders Shareholder "proxy access" right to submit director nominations for inclusion in our proxy statement Robust year-round shareholder engagement program	Strong oversight by the full Board and its committees Industry-leading disclosures on environmental targets and performance Extensive human capital management disclosures, including EEO-1 data

Recent Governance Enhancements

We believe good governance is critical to achieving long-term shareholder value. We approach governance in a strategic and thoughtful manner, taking into consideration multiple perspectives, including those of our Board, our Corporate Governance and Nominating Committee, our shareholders, experts and other stakeholders, to align on what makes the most sense for our Company. We continuously look for ways to enhance our corporate governance and increase value to our shareholders. Recent governance enhancements and actions include:



2021-2025	**Every year beginning in 2021, we have submitted to our shareholders, for consideration at the annual meeting, amendments to our Certificate of Incorporation providing for annual elections for all directors and elimination of supermajority provisions**

2024
- ▶ Following approval from our shareholders, amended our Certificate of Incorporation to provide for officer exculpation, as permitted under Delaware law
- ▶ Elected an independent Lead Director of the Board

2023
- ▶ Following approval from our shareholders, amended our Certificate of Incorporation to increase the maximum size of the Board of Directors
- ▶ Revised our Corporate Governance Principles to affirmatively state the Board's policy on director commitments

2021
- ▶ Following a thorough review of Board committee oversight responsibilities, amended our committee charters to adjust and clarify committee responsibilities, including for sustainability oversight and stakeholder engagement

2019
- ▶ Amended our Corporate Governance Principles to require individual director evaluations for directors whose terms expire at the next annual meeting and are eligible for reelection

2018
- ▶ Amended our Bylaws to provide shareholders the right to call a special meeting of shareholders
- ▶ Amended our Bylaws to eliminate the 80% supermajority requirement for Bylaw amendments

2016
- ▶ Amended our Bylaws to provide proxy access for shareholders

Sustainability Highlights

Our commitment to sustainability means striving to create shared value with our stakeholders – empowering people to achieve more, contributing to progress in our communities and protecting the environment we all share. Under the guidance of the Board and its Sustainability and Public Policy Committee, we aspire to be an ever-better company as we contribute to an evolving energy industry. This objective drives us to strengthen the resiliency of our business, innovate for the future and embed sustainability in all we do.

For more information on sustainability at MPC, see pages 29-32 of this Proxy Statement and view or download our annual Sustainability Report at www.marathonpetroleum.com/Sustainability/.

STRENGTHEN RESILIENCY
Strengthening our business for today while building resilience for the future

Robust Suite of Targets and Accomplishments

- Reduced our **Scope 1 and 2 GHG emissions** intensity for the tenth consecutive year* and, given our significant progress toward our 2030 target, added a new 2035 reduction target
- Progressed toward our 2030 **methane emissions** intensity reduction target
- Advanced progress on our 2030 **freshwater withdrawal** intensity reduction target
- Progressed on our pipeline right-of-way **biodiversity** target

Recognized by U.S. EPA as ENERGY STAR® Partner of the Year – Sustained Excellence for fifth consecutive year

- Our refineries have earned more **ENERGY STAR® certifications** for energy efficiency than all other refineries in the U.S. combined
- MPLX Bluestone natural gas plant became the **first facility in the natural gas processing sector** to achieve the EPA's ENERGY STAR® Challenge for Industry

Diversified Portfolio

- Largest natural gas processor in the U.S., facilitating over **270 million** tonnes of CO_2e reductions per year from coal-to-gas switching within the power sector*

---

* See our 2024 Perspectives on Climate-Related Scenarios report on our website for additional information on how we calculate GHG intensity and CO_2e reductions

INNOVATE FOR THE FUTURE
Investing in renewables and other lower-carbon technologies

Renewable Fuels

 Producing a renewable diesel with ~**50% lower carbon intensity**

Martinez, California Renewable Fuels Facility

730 million gallons/year capacity

Among the **largest** renewable diesel facilities in the world

Dickinson, North Dakota Renewable Diesel Facility

184 million gallons/year capacity

Processing **diversified feedstock** slate

LF Bioenergy

Investing in LF Bioenergy to produce **renewable natural gas** (RNG) from dairy operations

EMBED SUSTAINABILITY
Integrating sustainability in our decision-making and in our engagement with employees and our many stakeholders

Promoting a Culture of Safety

- Safety is a core value and our **number-one priority**
- Strong **safety management systems** and compliance programs
- Four MPC refineries recognized by American Fuel & Petrochemical Manufacturers (AFPM) Safety Awards for **top safety performance and innovation**
- Garyville refinery achieved **30 years** as an OSHA Voluntary Protection Program (VPP) Star site - the longest duration for any petroleum refinery

Building an Engaged and Energized Workforce

- Committed to our **core values**
- We offer **competitive compensation and benefits** and extensive **professional development** opportunities

Engaging Our Stakeholders and Communities

- Comprehensive approach to **stakeholder engagement** across the Company focused on building relationships and engaging in open dialogue
- Robust engagement with **tribal stakeholders** in our operational footprint
- Company matching gifts program supports employee **giving and volunteering** in communities
- Regular dialogue with investor stewardship teams; reporting and disclosures informed by **TCFD, SASB, CDP** and **GRI** standards
- **JUST 100** Recognized as one of America's most just companies by JUST Capital

Executive Compensation Highlights

Leading Executive Compensation Practices

Our executive compensation program demonstrates our commitment to sound compensation and governance practices, promotes the objectives in our guiding principles and serves our shareholders' long-term interests.

✓ Majority of total target compensation is performance-based	✓ Annual compensation risk assessment overseen by Compensation and Organization Development Committee
✓ Performance measures align with shareholder interests	
✓ Significant stock ownership requirements	✓ No guaranteed minimum bonuses
✓ Performance metrics achievement capped at 200% of target	✓ No excise tax gross-ups
✓ Clawback provisions for both long-term and short-term incentive awards	✓ No tax gross-ups on perquisites (other than for relocation reimbursements in limited circumstances)
✓ "Double trigger" LTI vesting in a change of control	✓ No dividend equivalents paid on unvested awards
✓ Executive and employee compensation tied to financial and non-financial performance	✓ Policy prohibiting executives from hedging or pledging our securities
✓ Limited perquisites and personal benefits	✓ Discontinued grants of stock options

Our Compensation Program Supports Our Business Strategy and Culture

Executive Compensation Guiding Principles

We believe our executive compensation program plays a critical role in maximizing long-term value for our shareholders, employees and other stakeholders. Our executive compensation guiding principles are embodied in our executive compensation program and policies, which are designed to:

❖ Attract, retain, motivate and reward the highest-quality executive team by providing market-competitive compensation.

❖ Be simple and transparent so they can be clearly communicated both internally and externally.

❖ Create direct alignment between executive pay and the creation of shareholder value over time.

❖ Reward for execution of our business strategy and desired culture.

❖ Differentiate pay on the basis of performance, experience and skill set.

2024 Target Compensation Mix

The Compensation and Organization Development Committee believes using a mix of cash and equity compensation encourages and motivates our NEOs to achieve both our short-term and long-term business objectives. Consistent with our guiding principles that executive compensation should reward performance and be directly aligned with creating long-term value for our shareholders, a substantial majority of our NEOs' compensation is at-risk and based on performance measures tied to our business strategy and culture.

CEO Mannen*

Base Salary	ACB	MPC PSUs	MPC RSUs	MPLX Phantom Units
9%	15%	46%	15%	15%

61% Performance-Based | 30% Time-Based

91% At-Risk

OTHER NEOs Average**

Base Salary	ACB	MPC PSUs	MPC RSUs	MPLX Phantom Units
19%	18%	38%	12.5%	12.5%

56% Performance-Based | 25% Time-Based

81% At-Risk

---

* Ms. Mannen's compensation has been annualized to reflect her total target compensation had she served as President and CEO for the entire year.

** Excludes Mr. Hennigan because his compensation as Executive Chairman differs materially from compensation for the other NEOs.

CORPORATE GOVERNANCE

Proposal 1. Election of Directors



✓ The Board of Directors recommends you vote **FOR** each of the following Class II director nominees:

Evan Bayh | Jeffrey C. Campbell | Kimberly N. Ellison-Taylor | Kim K.W. Rucker

The Board of Directors is divided into three classes of directors, with one class elected each year for a three-year term. The current members of Class II, which is due to stand for election at the 2025 Annual Meeting, are Messrs. Bayh, Bunch and Galante and Mses. Ellison-Taylor and Rucker. Messrs. Bunch and Galante are not standing for reelection as they have reached our mandatory retirement age for directors. Mr. Campbell, who was elected to the Board as a member of Class I in November 2024, has been nominated for election at the Annual Meeting as a Class II director to maintain the classes as equal in size as practicable. Assuming all director nominees are elected at the Annual Meeting, the Board expects to set the current number of directors at 12, with four directors in each class.

As informed by our individual director evaluation process discussed further on page 22, our Board recommends that shareholders vote FOR the election to the Board of each Class II director nominee. We expect each nominee will be able to serve if elected. Any director vacancy may be filled by a majority vote of the remaining directors. Any director elected in this manner would hold office until expiration of the term of the class to which he or she has been elected.

BOARD SKILLS, EXPERTISE AND DEMOGRAPHICS*	Alkhayyal	Cohen	Hennigan	Semple	Bayh	Campbell	Ellison-Taylor	Rucker	Mannen	Paterson	Stice	Surma	
MPC Board Tenure (years at April 30, 2025)	9	5	5	4	14	<1	1	7	1	1	8	14	**5.7 Years** Average Tenure
Director Independence	✓	✓		✓	✓	✓	✓	✓		✓	✓	✓	**83%** Independent
Key Skills and Expertise													
Senior Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Public Company CEO		✓	✓	✓					✓	✓	✓	✓	7/12
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Finance & Accounting	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Energy Industry	✓	✓	✓	✓				✓	✓		✓	✓	8/12
International Business	✓		✓		✓	✓	✓	✓	✓	✓	✓	✓	10/12
Sustainability	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Environment			✓			✓					✓	✓	4/12
Government, Legal & Regulatory		✓			✓			✓		✓		✓	5/12
Technology & Cybersecurity		✓	✓		✓	✓	✓	✓					6/12
Age (at April 30, 2025)	71	54	65	73	69	64	55	58	62	59	66	70	**63.8 Years** Average Age
Gender Male	○	○	○	○	○	○					○	○	67%
Female							○	○	○	○			33%
Race, Ethnicity and Native American Tribal Membership	○			○			○	○					33%
	CLASS I				**CLASS II**				**CLASS III**				

* Reflects expected composition of the Board following the Annual Meeting, assuming all Class II director nominees are elected. See "Director Skills, Experience and Expertise" on page 17 for more information on each key skill and how it supports our company strategy.

Evan Bayh

Senior Advisor, Apollo Global Management

CLASS II DIRECTOR NOMINEE
Term expires 2025



Independent Director

Age: 69

Director since: 2011

MPC Board Committees:

Corporate Governance and Nominating

Sustainability and Public Policy, Chair

Key Skills and Expertise

- ✓ Senior leadership
- ✓ Risk management
- ✓ Corporate governance
- ✓ Finance & accounting
- ✓ International business
- ✓ Sustainability
- ✓ Government, legal & regulatory
- ✓ Technology & cybersecurity

Career Highlights:

- ❖ Senior Advisor, Apollo Global Management, a private equity firm (since 2011)
- ❖ U.S. Senator (1999-2011); served on Senate committees including Banking, Housing and Urban Affairs; Armed Services; Energy and Natural Resources; Select Committee on Intelligence; Small Business and Entrepreneurship; Special Committee on Aging; chaired the International Trade and Finance Subcommittee
- ❖ Governor of the State of Indiana (1989-1997); Secretary of State (1986-1989)
- ❖ Senior Advisor and Of Counsel, Cozen O'Connor Public Strategies, a law firm (2018-2019)
- ❖ Partner, McGuireWoods LLP, a global diversified law firm (2011-2018)

Other Public Company Directorships (current): Berry Global Group, Inc. (since 2011); Fifth Third Bancorp (since 2011); RLJ Lodging Trust (since 2011)

Education: B.S., Business Economics, Indiana University; J.D., University of Virginia School of Law

Other Professional Experience and Community Involvement:

Treasurer, Evan and Susan Bayh Foundation

Jeffrey C. Campbell

Former Vice Chairman and CFO, American Express Company

CLASS II DIRECTOR NOMINEE
Term expires 2025



Independent Director

Age: 64

Director since: 2024

MPC Board Committees:

Audit, Chair[1]

Compensation and Organization Development

[1] Elected to serve as Chair, replacing the retiring Chair, immediately following the Annual Meeting.

Key Skills and Expertise

- ✓ Senior leadership
- ✓ Risk management
- ✓ Corporate governance
- ✓ Finance & accounting
- ✓ International business
- ✓ Sustainability
- ✓ Environment
- ✓ Technology & cybersecurity

Career Highlights:

- ❖ Vice Chairman (2023-2024), Vice Chairman and CFO (2021-2023), Executive Vice President and CFO (2013-2021), and Executive Vice President, Finance (2013) of American Express Company, a financial services company
- ❖ Executive Vice President and CFO, McKesson Corporation (2003-2013)
- ❖ Senior Vice President, Finance and CFO (2002-2003), Vice President, Europe (2000-2002), and Vice President, Corporate Development and Treasurer (1998-2000) of AMR Corporation, and in various positions of increasing responsibility at AMR Corporation since 1990

Other Public Company Directorships (current): Aon plc (since 2018); Hexcel Corporation (since 2003), Lead Director (since 2018)

Education: A.B., Economics, Stanford University; M.B.A., Harvard University

Other Professional Experience and Community Involvement:

Member, Board of Directors, The Julliard School

Kimberly N. Ellison-Taylor

Former Executive Director, Finance Thought Leadership, Oracle Corporation

CLASS II DIRECTOR NOMINEE
Term expires 2025



Independent Director

Age: 55

Director since: 2024

MPC Board Committees:
Audit

Corporate Governance and Nominating

Key Skills and Expertise

✓ Senior leadership ✓ Finance & accounting ✓ Technology & cybersecurity
✓ Risk management ✓ International business
✓ Corporate governance ✓ Sustainability

Career Highlights:

❖ Founder and CEO of KET Solutions, LLC, a consulting firm (since 2021)

❖ Executive Director, Finance Thought Leadership (2019), Global Strategy Leader, Cloud Business Group (2018-2019), Global Strategy Director, Financial Services Industry Group (2015-2018), and Executive Director and Global Leader for Health, Human Services and Labor Solutions Group (2004-2015) of Oracle Corporation

❖ Chief Information & Technology Officer, Prince George's County, Maryland (2001-2004)

Other Public Company Directorships (current): U.S. Bancorp (since 2021)

Other Public Company Directorships (within past five years): EverCommerce Inc. (2021-2024)

Education: B.A., Information Systems Management, University of Maryland; M.B.A., Business Administration and Decision Science, Loyola University Maryland; M.S., Information Technology Management, Carnegie Mellon University

Other Professional Experience and Community Involvement:

Member, Board of Directors, Mutual of Omaha Insurance Corporation (since 2020)

Adjunct Professor, Heinz College of Information Systems and Public Policy, Carnegie Mellon University

Former Chairman, American Institute of CPAs (AICPA)

Certified public accountant; certified internal auditor; certified information systems auditor

Kim K.W. Rucker

Former Executive Vice President, General Counsel and Secretary, Andeavor

CLASS II DIRECTOR NOMINEE
Term expires 2025



Independent Director

Age: 58

Director since: 2018

MPC Board Committees:
Audit

Compensation and Organization Development, Chair[(1)]

Sustainability and Public Policy[(2)]

[(1)] Elected to serve as Chair, replacing the retiring Chair, immediately following the Annual Meeting.

[(2)] Will cease service on this committee effective April 30, 2025.

Key Skills and Expertise

✓ Senior leadership ✓ Finance & accounting ✓ Sustainability
✓ Risk management ✓ Energy industry ✓ Government, legal & regulatory
✓ Corporate governance ✓ International business ✓ Technology & cybersecurity

Career Highlights:

❖ Executive Vice President, General Counsel and Secretary of Andeavor (2016-2018); Executive Vice President and General Counsel of Tesoro Logistics GP, LLC (2016-2018)

❖ Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary of Kraft Foods Group, Inc., a grocery manufacturing and processing company (2012-2015)

❖ Senior Vice President, General Counsel and Chief Compliance Officer (2008-2012) and Corporate Secretary (2009-2012) of Avon Products, Inc.

❖ Former Partner in the Corporate & Securities group at Sidley Austin LLP, a law firm

Other Public Company Directorships (current): Celanese Corporation (since 2018); HP Inc. (since 2021); GE Vernova (since 2024)

Other Public Company Directorships (within past five years): Lennox International Inc. (2015-2024)

Education: B.B.A., Economics, University of Iowa; J.D., Harvard Law School; M.P.P., John F. Kennedy School of Government at Harvard University

Other Professional Experience and Community Involvement:

Member, Board of Trustees, Johns Hopkins Medicine

Member, Board of Directors, Haven for Hope

Maryann T. Mannen
President and CEO, Marathon Petroleum Corporation

CLASS III DIRECTOR
Term expires 2026



Executive Director

Age: 62

Director since: 2024

MPC Board Committees:
Sustainability and Public Policy

Key Skills and Expertise

- ✓ Senior leadership
- ✓ Public company CEO
- ✓ Risk management
- ✓ Corporate governance
- ✓ Finance & accounting
- ✓ Energy industry
- ✓ International business
- ✓ Sustainability

Career Highlights:

❖ President, CEO and a director (since August 2024), President (January-July 2024) and Executive Vice President and Chief Financial Officer of MPC (2021-2023); President and CEO (since August 2024) and director (since 2021) of MPLX

❖ Executive Vice President and CFO (2017-2020) of TechnipFMC (a successor to FMC Technologies, Inc.), an engineering services and energy technology company; Executive Vice President and CFO (2014-2017) and Senior Vice President and CFO (2011-2017), and in various positions of increasing responsibility at FMC Technologies since 1986

Other Public Company Directorships (current): MPLX GP LLC* (since 2021); Owens Corning (since 2014)

Education: B.S.B.A., Accounting, Rider University; M.B.A., Rider University

Other Professional Experience and Community Involvement:

Executive Committee member, American Petroleum Institute (API)

Executive Committee member, American Fuel and Petrochemical Manufacturers (AFPM)

Executive Committee member, Ohio Business Roundtable; member, The Business Council

Secretary, Executive Committee and Finance Committee member, Cynthia Woods Mitchell Pavilion Board of Directors

Eileen P. Paterson
Former CEO and President, Aerojet Rocketdyne Holdings, Inc.

CLASS III DIRECTOR
Term expires 2026



Independent Director

Age: 59

Director since: 2024

MPC Board Committees:
Compensation and Organization Development
Sustainability and Public Policy

Key Skills and Expertise

- ✓ Senior leadership
- ✓ Public company CEO
- ✓ Risk management
- ✓ Corporate governance
- ✓ Finance & accounting
- ✓ International business
- ✓ Sustainability
- ✓ Government, legal & regulatory

Career Highlights:

❖ CEO and President (2015-2023) and Chief Operating Officer (2015) of Aerojet Rocketdyne Holdings, Inc., an aerospace company

❖ Various roles in senior management at United Technologies Corporation (2003-2015), including as Division President, Pratt & Whitney AeroPower (2013-2015); Vice President, Operations (2009-2013); and Vice President, Operations & Quality, Environmental, Health & Safety and Achieving Competitive Excellence, Carrier Corp. (2006-2009)

❖ Seven years active duty in the U.S. Army, including as Aviator and Airfield Commander of Davison Army Airfield, Fort Belvoir, Virginia

Other Public Company Directorships (current): Constellation Energy Corporation (since 2024); Woodward, Inc. (since 2017)

Other Public Company Directorships (within past five years): Aerojet Rocketdyne Holdings, Inc. (2015-2023)

Education: B.A., International Politics, College of New Rochelle; M.B.A., Butler University

Other Professional Experience and Community Involvement:

Former member: National Board of Directors, Girl Scouts of the USA; Board of Governors, Aerospace Industries Association; National Space Council Users' Advisory Group

---

* Under our Corporate Governance Principles, due to their affiliate nature, concurrent service on the boards of MPC and MPLX GP LLC is counted as one public company board for purposes of assessing the level of public company board commitments.

J. Michael Stice
Professor, The University of Oklahoma

CLASS III DIRECTOR
Term expires 2026



Independent Director

Age: 66

Director since: 2017

MPC Board Committees:
Audit[1]

Corporate Governance and Nominating, Chair[2]

Sustainability and Public Policy

[1] Will cease service on this committee effective April 30, 2025.

[2] Elected to serve as Chair, replacing the retiring Chair, immediately following the Annual Meeting.

Key Skills and Expertise

✓ Senior leadership   ✓ Corporate governance   ✓ International business
✓ Public company CEO   ✓ Finance & accounting   ✓ Sustainability
✓ Risk management   ✓ Energy industry   ✓ Environment

Career Highlights:

❖ Dean, Mewbourne College of Earth & Energy at The University of Oklahoma (2015-2022)

❖ CEO (2009-2014) and member of the board of directors (2012-2015) of Access Midstream Partners L.P., a publicly traded gathering and processing master limited partnership

❖ Nearly 30 years of service in positions of increasing responsibility at ConocoPhillips and its predecessor companies, including as President of ConocoPhillips Qatar (2003-2008)

Other Public Company Directorships (current): Kosmos Energy Ltd. (since 2023); MPLX GP LLC* (since 2018)

Other Public Company Directorships (within past five years): Spartan Acquisition Corp. II (2020-2021); Spartan Acquisition Corp. III (2021-2022); Spartan Energy Acquisition Corp. (2018-2020); U.S. Silica Holdings, Inc. (2013-2021)

Education: B.S., Chemical Engineering, The University of Oklahoma; M.S., Business, Stanford University; Ed.D, Organizational Leadership, The George Washington University

Other Professional Experience and Community Involvement:

Member, Board of Advisors, Energy Institute, The University of Oklahoma

Co-leader, Oklahoma Solve Climate by 2030, Center for Environmental Policy at Bard College

---

John P. Surma
Former Chairman and CEO, United States Steel Corporation

CLASS III DIRECTOR
Term expires 2026



Independent Lead Director

Age: 70

Director since: 2011

MPC Board Committees:
Audit[1]

Corporate Governance and Nominating[1]

[1] Will join this committee effective April 30, 2025.

Key Skills and Expertise

✓ Senior leadership   ✓ Finance & accounting   ✓ Sustainability
✓ Public company CEO   ✓ Energy industry   ✓ Environment
✓ Risk management   ✓ International business   ✓ Government, legal & regulatory
✓ Corporate governance

Career Highlights:

❖ CEO (2004-2013) and Chairman (2006-2013), President and Chief Operating Officer (2003-2004), and Vice Chairman and CFO (2002-2003) of United States Steel Corporation

❖ Executive roles at Marathon Oil Corporation (1997-2001), including President, Speedway SuperAmerica LLC, and President, Marathon Ashland Petroleum

❖ Price Waterhouse LLP (1976-1997), admitted to the partnership in 1987

Other Public Company Directorships (current): MPLX GP LLC* (since 2012); Public Service Enterprise Group Inc. (since 2019); Trane Technologies plc (since 2013)

Other Public Company Directorships (within past five years): Concho Resources Inc. (2014-2020)

Education: B.S., Accounting, Pennsylvania State University

Other Professional Experience and Community Involvement:

Chairperson, board of the University of Pittsburgh Medical Center

Former Chair, board of the Federal Reserve Bank of Cleveland

Former Vice Chairman, President's Advisory Committee for Trade Policy and Negotiations

Former Chairman, board of the National Safety Council

---

* Under our Corporate Governance Principles, due to their affiliate nature, concurrent service on the boards of MPC and MPLX GP LLC is counted as one public company board for purposes of assessing the level of public company board commitments.

Abdulaziz F. Alkhayyal

Former Senior Vice President, Industrial Relations, Saudi Aramco

CLASS I DIRECTOR
Term expires 2027



Independent Director

Age: 71

Director since: 2016

MPC Board Committees:
Audit[(1)]

Compensation and Organization Development

Sustainability and Public Policy

[(1)] Will cease service on this committee effective April 30, 2025.

Key Skills and Expertise

✓ Senior leadership   ✓ Finance & accounting   ✓ Sustainability

✓ Risk management   ✓ Energy industry

✓ Corporate governance   ✓ International business

Career Highlights:

❖ Senior Vice President of Industrial Relations (2007-2014), Senior Vice President of Refining, Marketing and International (2001-2007), Senior Vice President, International Operations (2000-2001) of Saudi Arabian Oil Company (Saudi Aramco)

❖ Thirty-three year career at Saudi Aramco, beginning in various field positions and progressing through management roles of increasing responsibility

Other Public Company Directorships (current): Halliburton Company (since 2014); National Gas & Industrialization Company (since 2019)

Education: B.S., Mechanical Engineering, University of California, Irvine; M.B.A., University of California, Irvine; Advanced Management Program, University of Pennsylvania

Other Professional Experience and Community Involvement:

Director, Saudi Electricity Company (2018-2020)

Member, Board of Directors for the International Youth Foundation

---

Jonathan Z. Cohen

Founder, CEO and President, Hepco Capital Management, LLC

CLASS I DIRECTOR
Term expires 2027



Independent Director

Age: 54

Director since: 2019

MPC Board Committees:
Audit

Corporate Governance and Nominating

Key Skills and Expertise

✓ Senior leadership   ✓ Corporate governance   ✓ Sustainability

✓ Public company CEO   ✓ Finance & accounting   ✓ Government, legal & regulatory

✓ Risk management   ✓ Energy industry   ✓ Technology & cybersecurity

Career Highlights:

❖ Founder, CEO and President of Hepco Capital Management, LLC, a private investment firm (since 2016)

❖ Co-Chairman (2019-2021) and CEO (2018-2019), Osprey Technology Acquisition Corp., the predecessor of BlackSky Technology, Inc., a provider of real-time geospatial intelligence

❖ Chairman of the Board (2018-2020) and CEO (2018), Falcon Minerals Corporation, a mineral rights acquisition and management company; Co-founder and CEO of its predecessor, Osprey Energy Acquisition Corp. (2017-2018)

❖ President and CEO (2004-2016), Resource America, Inc., an asset management company

❖ Co-founder and various executive roles at Atlas Pipeline Partners, LP and Atlas Energy, Inc.

Other Public Company Directorships (current): Crane Harbor Acquisition Corp. (since 2025)

Other Public Company Directorships (within past five years): Falcon Minerals Corporation (2017-2020); Osprey Technology Acquisition Corp. (2019-2021)

Education: B.A., University of Pennsylvania; J.D., American University Washington College of Law

Other Professional Experience and Community Involvement:

Co-founder, Castine Capital Management, LLC (2003-2020)

Vice Chairman, Lincoln Center Theater

Trustee: East Harlem School; Arete Foundation; American School of Classical Studies in Athens, Greece

Member, Board of Advisors, College of Arts and Sciences, University of Pennsylvania

Michael J. Hennigan

Executive Chairman, Marathon Petroleum Corporation

CLASS I DIRECTOR
Term expires 2027



Executive Chairman

Age: 65

Director since: 2020

Key Skills and Expertise

- ✓ Senior leadership
- ✓ Public company CEO
- ✓ Risk management
- ✓ Corporate governance
- ✓ Finance & accounting
- ✓ Energy industry
- ✓ International business
- ✓ Sustainability
- ✓ Environment
- ✓ Technology & cybersecurity

Career Highlights:

- ❖ Executive Chairman (since August 2024), CEO (2020-July 2024), President (2020-2023) and director (since 2020) of MPC; Chairman (since 2020), director (since 2017), CEO (2019-July 2024) and President (2019-2023) of MPLX
- ❖ President, Crude, NGL and Refined Products (2017), of the general partner of Energy Transfer Partners L.P., a natural gas and propane pipeline transport company
- ❖ President and CEO (2012-2017), President and Chief Operating Officer (2010-2012) and Vice President, Business Development (2009-2010), of Sunoco Logistics Partners L.P., an energy service provider

Other Public Company Directorships (current): MPLX GP LLC* (since 2017); Nutrien Ltd. (since 2022)

Education: B.S., Chemical Engineering, Drexel University

Other Professional Experience and Community Involvement:

Chair, Executive Committee, American Fuel & Petrochemical Manufacturers (AFPM)

Frank M. Semple

Former Chairman, President and CEO, MarkWest Energy Partners, L.P.

CLASS I DIRECTOR
Term expires 2027



Independent Director

Age: 73

Director since: 2021
(previous MPC Board member 2015-2018)

MPC Board Committees:

Audit

Compensation and Organization Development

Key Skills and Expertise

- ✓ Senior leadership
- ✓ Public company CEO
- ✓ Risk management
- ✓ Corporate governance
- ✓ Finance & accounting
- ✓ Energy industry
- ✓ Sustainability

Career Highlights:

- ❖ Vice Chairman (2015-2016) and director (since 2015) of MPLX following MPLX's acquisition of MarkWest Energy Partners, L.P. ("MarkWest")
- ❖ President and CEO (2003-2015) and Chairman (2008-2015) of MarkWest
- ❖ Twenty-two years of service with The Williams Companies, Inc. and WilTel Communications, progressing through management roles of increasing responsibility

Other Public Company Directorships (current): MPLX GP LLC* (since 2015)

Other Public Company Directorships (within past five years): Tortoise Acquisition Corp. (2019-2020)

Education: B.S., Mechanical Engineering, United States Naval Academy; Program for Management Development, Harvard Business School

Other Professional Experience and Community Involvement:

Service in the United States Navy

Member, Board of Directors, Choctaw Global, LLC, an affiliate of the Choctaw Nation of Oklahoma

Member, Board of Directors, National Cowboy & Western Heritage Museum

Member, Board of Directors, Semple Family Museum of Native American Art, Southeastern Oklahoma State University

---

* Under our Corporate Governance Principles, due to their affiliate nature, concurrent service on the boards of MPC and MPLX GP LLC is counted as one public company board for purposes of assessing the level of public company board commitments.

Our Corporate Governance Framework

Core Governance Documents

Our Bylaws, Corporate Governance Principles and the charters of our Board committees together implement the governance philosophy we believe is best for MPC and our shareholders. They address, among other things, the primary roles, responsibilities and oversight functions of the Board and its standing committees; director independence; the process for director selection; director qualifications; outside commitments; Board, committee and individual director evaluations; director indemnification and shareholder rights; director compensation; and director retirement and resignation.

Codes of Business Conduct and Ethics

Our Code of Business Conduct, which applies to all of our directors, officers and employees, defines our expectations for ethical decision-making, accountability and responsibility. Our Code of Ethics for Senior Financial Officers, which is specifically applicable to our CEO, CFO, controller, treasurer and other leaders performing similar functions, affirms the principle that the honesty, integrity and sound judgment of our senior officers with responsibility for preparation and certification of our financial statements are essential to the proper functioning and success of our Company. These codes are available on our website as noted below, and printed copies are available upon request to our Chief Legal Officer and Corporate Secretary. We would post on our website any amendments to, or waivers from, either of these codes requiring disclosure under applicable rules within four business days following any such amendment or waiver.

Additional Governance Policies

Our Whistleblowing as to Accounting Matters Policy establishes procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal accounting controls or auditing matters, and provides for the confidential, anonymous submission of concerns by our employees or others regarding questionable accounting or auditing matters.

Our Conflicts of Interest Policy provides guidance on recognizing and resolving real or apparent conflicts of interest. This policy acknowledges that business decisions on behalf of the Company must be made through the exercise of independent judgment in the Company's best interests and not influenced by personal interests.

 **FIND MORE AT WWW.MARATHONPETROLEUM.COM**

The following are available under the "Investors" tab of our website, by selecting "Corporate Governance":

- Bylaws
- Corporate Governance Principles
- Code of Business Conduct
- Code of Ethics for Senior Financial Officers
- Whistleblowing as to Accounting Matters Policy
- Conflicts of Interest Policy

Our Board committee charters, and other information about our Board, are available under the "About" tab of our website by selecting "Board of Directors."

Board Composition and Director Selection

Our Corporate Governance Principles set forth the processes for director selection and the establishment of director qualifications. The Board has delegated the director recruitment process to the Corporate Governance and Nominating Committee with input from our Chairman and our Lead Director.

The Board believes that it, as a whole, should possess the combination of skills, professional experience, and range of backgrounds and viewpoints necessary to oversee our business and ensure an effective mix of perspectives. Accordingly, the Board and the Corporate Governance and Nominating Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs. In developing long-term plans for Board composition, the Corporate Governance and Nominating Committee takes into consideration the current strengths, skills and experience of members of the Board, their outside commitments, our director retirement policy and our strategic direction.

Director Nomination Process

The Corporate Governance and Nominating Committee assesses candidates for membership on the Board. The Committee may work with a third-party professional search firm to assist with identifying and evaluating director candidates and their credentials. The Committee has the authority to retain and terminate any such firm, including the authority to approve the firm's fees and other retention terms. The Committee retained Spencer Stuart to assist in identifying and evaluating potential director candidates for its most recent director searches, which culminated in the appointments to the Board of Mses. Ellison-Taylor and Paterson, effective March 1, 2024, and Mr. Campbell, effective November 11, 2024.

The Corporate Governance and Nominating Committee may also consider candidates recommended by shareholders. Shareholder candidates will be evaluated using the same criteria for director selection described above. See "Proxy Access" on page 18 for more information on the proxy access provision of our Bylaws and "When must shareholder proposals and director nominations be submitted for the 2026 annual meeting?" on page 80 for information on how to submit director nominations for our 2026 annual meeting in accordance with our Bylaws.

Board Refreshment and Director Tenure

The Board is committed to striking a balance between retaining directors with deep knowledge of the Company and seeking fresh perspectives in its recruiting efforts. Our robust Board and individual director evaluation process, discussed on page 22, supports this objective. Further, our Corporate Governance Principles provide that directors may not stand for reelection once they reach age 73. The average tenure of our directors (following the Annual Meeting, assuming all director nominees are elected) is 5.7 years.

Director Independence

A director is considered independent if the Board affirmatively determines that he or she meets the independence standards in our Corporate Governance Principles, has no material relationship with us other than as a director and satisfies the independence requirements of the NYSE and applicable SEC rules. The Board determines director independence at least annually, considering all relevant facts and circumstances including, without limitation:

- Transactions between MPC and the director, immediate family members of the director or organizations with which the director is affiliated;
- Any service by the director on the board of a company with which we conduct business;
- The frequency and dollar amounts associated with any such transactions; and
- Whether any such transactions are at arm's length in the ordinary course of business and on terms and conditions similar to those with unrelated parties.

In evaluating the above criteria, the Board specifically considered the Company's ordinary course business transactions with the following companies at which certain of our directors also serve as director: Clean Harbors, Inc. (with respect to Mr. Galante), Constellation Energy Corporation (with respect to Ms. Paterson), GE Vernova (with respect to Ms. Rucker) and HP Inc. (with respect to Ms. Rucker). The Board concluded that these transactions did not affect any director's independence.

Based on these criteria and considerations, the Board has determined that each of the following directors is independent: Mr. Alkhayyal; Mr. Bayh; Mr. Bunch; Mr. Campbell; Mr. Cohen; Ms. Ellison-Taylor; Mr. Galante; Ms. Paterson; Ms. Rucker; Mr. Semple; Mr. Stice; Mr. Surma and Ms. Tomasky. Neither Ms. Mannen, in her role as President and CEO, nor Mr. Hennigan, in his role as Executive Chairman, is independent.

Director Skills, Experience and Expertise

In evaluating director candidates and recommending incumbent directors for renomination, the Corporate Governance and Nominating Committee considers a wide range of backgrounds, critical skills, perspectives and expertise that it believes contribute to sound governance and effective oversight of our operations, risks and long-term strategy. All directors must possess integrity, good judgment, a strong work ethic, collaborative approach to engagement, record of public service and the ability to devote sufficient time to our affairs. In addition, the Committee has identified the following key skills and areas of expertise that should be represented on the Board.*

Senior Leadership	Experience in significant leadership positions provides the necessary skills to develop and oversee our strategy, drive long-term value, and motivate and retain individual leaders.	**12** Directors
Public Company CEO	Leadership experience as a chief executive officer of a large, public company provides a unique perspective and the ability to effectively advise and oversee the performance of our CEO.	**7** Directors
Risk Management	Experience in identifying, prioritizing and managing a broad spectrum of risks, including with respect to environmental, social and cybersecurity matters, provides skills critical to the Board's oversight of our risk assessment and risk management programs.	**12** Directors
Corporate Governance	Service on other public company boards and committees provides knowledge critical to the governance of our organization and insight into board management and oversight functions.	**12** Directors
Finance & Accounting	An understanding of finance, accounting and financial reporting processes provides the financial acumen necessary to understand and evaluate our capital structure and oversee our financial performance and long-term strategic planning.	**12** Directors
Energy Industry	Leadership experience in the energy industry, particularly in refining and logistics operations, provides practical understanding of our business and effective oversight in implementing our strategy.	**8** Directors
International Business	Experience with international trade, conducting operations outside the U.S. or leading a global business provides valuable business knowledge and perspective on our international operations and global commodity trade.	**10** Directors
Sustainability	Experience overseeing, operating or advising on matters of sustainable energy, corporate social responsibility or human capital management supports effective oversight over these matters and reinforces our commitment to creating shared value with our stakeholders.	**12** Directors
Environment	Expertise in environmental policy and emerging technologies strengthens oversight and helps ensure that our business strategies are aligned with the evolving energy landscape as we strive to meet the energy needs of today while investing in an energy-diverse future.	**4** Directors
Government, Legal & Regulatory	As we operate in a heavily regulated industry, expertise in government, legal or regulatory functions provides insight and perspective helpful to navigating these complex issues.	**5** Directors
Technology & Cybersecurity	Experience in leading innovative technological strategies and/or cybersecurity oversight provides knowledge critical to support digital transformation and management of cyber risks.	**6** Directors

* Reflects expected composition of the Board following the Annual Meeting, assuming all Class II director nominees are elected.

Specific information about the key qualifications and experience of each director and director nominee can be found beginning on page 8 under "Proposal 1. Election of Directors."

Majority Voting for Directors

Our Bylaws include a majority vote standard for uncontested director elections, which requires that a nominee for director in an uncontested election receive a majority of votes cast at a shareholder meeting in order to be elected to the Board. Any director nominee who does not receive a majority of the votes cast is required to submit an irrevocable resignation to the Corporate Governance and Nominating Committee, which will make a recommendation to the Board as to whether to accept or reject the resignation or take other action. The Board will, within 90 days following certification of the election results, publicly disclose its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision.

Proxy Access

Proxy access refers to the right of shareholders meeting certain ownership criteria to nominate director candidates for inclusion in our proxy materials for our annual meeting. Our Bylaws provide that a shareholder, or group of up to 20 shareholders, that has owned at least 3% of our outstanding common stock for at least three years may nominate directors to our Board and include the nominees in our proxy materials to be voted on at our annual meeting. The maximum number of shareholder nominees that will be included in our proxy materials with respect to an annual meeting is the greater of two nominees or 20% (rounded down to the nearest whole number) of the number of directors then serving on the Board. A shareholder who seeks to nominate a director or directors to our Board must provide proper notice to our Corporate Secretary and satisfy the other requirements specified in our Bylaws.

Board Function and Leadership

Board Meetings and Attendance

The Board met eight times in 2024. Our Corporate Governance Principles set forth the expectation that directors will attend and actively participate in Board meetings. In 2024, all directors (other than Mr. Campbell) attended at least 75% of the aggregate number of meetings of the Board and the committees on which they served, and all directors' attendance at such meetings averaged 98%. Mr. Campbell, who joined the Board effective November 11, 2024, missed one committee meeting in late November due to a commitment made prior to joining the Board. As Executive Chairman, Mr. Hennigan attends committee meetings but is not a member of any standing Board committee.

Our Corporate Governance Principles provide that the non-management directors will hold regular executive sessions, presided over by the independent Chairman or Lead Director, as applicable, without management present. The non-management directors held seven such executive sessions in 2024.

All directors are expected to attend our annual meeting. All directors (other than Ms. Paterson) attended the virtual annual meeting of shareholders held on April 24, 2024. Ms. Paterson, who joined the Board effective March 1, 2024, was unable to attend the 2024 Annual Meeting due to a commitment made prior to joining the Board.

Board meetings in 2024:
8

Committee meetings in 2024:
20

Average director attendance at Board and Committee meetings in 2024:



Board Leadership Structure

Our Corporate Governance Principles provide the Board with the flexibility to exercise its business judgment on behalf of shareholders and choose the optimal leadership for the Board depending upon the Company's particular needs and circumstances at a given time. The independent members of the Board elect the Chairman and, as part of this election, review whether to combine or separate the roles of Chairman and CEO.

In making a determination to separate or combine the Chairman and CEO roles, the Board takes into consideration many factors, including:

*   The Board's role in oversight;
*   The skills, qualifications and experience of our current directors;
*   The evolving needs of our Company;

- How our leadership structure is functioning; and

- The views of our shareholders.

Throughout our history as a public company, the Board has selected the leadership structure it determined was best for the Company at that time. The Board was led by an independent Chairman from 2011, when we became a public company, to 2016. The Board combined the roles of Chairman and CEO from 2016 to 2020, elected an independent Chairman from 2020 to 2024, and elected an Executive Chairman, our former CEO, in mid-2024. These adjustments to leadership structure demonstrate the Board's thoughtful approach in evaluating and implementing the best leadership structure for the Board depending upon the Company's circumstances at a given time. Changes in the Board's leadership structure are reflected on our website shortly after becoming effective and disclosed in compliance with applicable regulatory requirements.

As part of the Leadership Transition described on page 2, effective August 1, 2024, the Board elected Mr. Hennigan, previously our CEO since 2020, as Executive Chairman of the Board, and Mr. Surma, previously our independent Chairman since 2020, as independent Lead Director. The Board believes Mr. Hennigan is currently in the best position to serve as Chairman due to his proven leadership skills and judgment and his industry expertise in key areas of strategic importance to our business. The Board believes Mr. Surma is currently in the best position to serve as independent Lead Director due to his understanding of our business and strategy and his experience with risk management, financial oversight and corporate governance. His role ensures independent oversight and accountability.

EXECUTIVE CHAIRMAN	INDEPENDENT LEAD DIRECTOR
 **Michael J. Hennigan** **Executive Chairman since 2024** Director of MPC since 2020	 **John P. Surma** **Independent Lead Director since 2024** Director of MPC since 2011

Key Responsibilities

Provides leadership to the Board and ensures the effective discharge of its duties through:

- Assisting the Board with reviewing and monitoring MPC's strategy and direction

- Timely communicating key developments to the Board

- Approving Board meeting agendas and schedules

- Calling and presiding at Board meetings, and attending all committee meetings

- Assisting with director recruitment, committee composition, committee chair selection and the Board's self-evaluation process

- Assisting with the evaluation of CEO performance and leadership succession planning

Supports Company leadership through:

- Acting as an advisor to the CEO and other officers

- Facilitating effective communications between the directors and Company leadership

Promotes engagement with shareholders through:

- Calling, and presiding as Chairman at, shareholder meetings

- Directly communicating with our shareholders and stakeholders, as appropriate

Key Responsibilities

Ensures independent oversight of Company leadership and promotes effective corporate governance through:

- Consulting with the Chairman and the CEO on Board meeting agendas and schedules

- Presiding at Board meetings when the Chairman is absent or at the Chairman's request and at all executive sessions of non-management directors

- Having the authority to call meetings of the independent directors

- Assisting with director recruitment, committee composition, committee chair selection and the Board's self-evaluation process

- Assisting with the evaluation of CEO performance and leadership succession planning

Supports Company leadership through:

- Serving as a liaison between the Chairman and the CEO and the independent directors

- Providing feedback to the Chairman and the CEO following executive sessions of non-management directors

Promotes engagement with shareholders through:

- Directly communicating with our shareholders and stakeholders, as appropriate

Board Committees

The Board has four standing committees, to which it has delegated certain functions and oversight responsibilities.

AUDIT COMMITTEE



Susan Tomasky, Chair[1]

Members:
Abdulaziz F. Alkhayyal[1]
Jeffrey C. Campbell[1][2]
Jonathan Z. Cohen[1]
Kimberly N. Ellison-Taylor[1]
Kim K.W. Rucker
Frank M. Semple
J. Michael Stice[1]

Meetings in 2024: 5

Independent Directors: 100%

[1] Audit Committee financial expert
[2] Effective November 11, 2024

Key Responsibilities

- Appoints, compensates and oversees the performance of the independent auditor, including approval of all services to be performed by the auditor

- Reviews with Company leadership, the independent auditor and our internal auditors the integrity of our disclosure controls and procedures, annual and quarterly financial statements and internal control over financial reporting

- Oversees the internal audit function, including its structure and budget, and the performance and compensation of the chief audit executive

- Reviews with leadership significant corporate risk exposures and mitigation efforts

- Reviews and assesses the effectiveness of our information technology controls relating to business continuity, data privacy and cybersecurity

- Monitors compliance with legal and regulatory requirements, our Codes of Business Conduct and Ethics for Senior Financial Officers and Whistleblowing as to Accounting Matters Policy

- Reviews legislative and regulatory issues affecting sustainability and climate risk disclosures within the financial reporting framework and monitors developments in integrated reporting for alignment with financial reporting

- Has authority to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, and to retain independent legal, accounting, or other advisors or consultants

The Board has determined that each member of the Audit Committee meets the applicable SEC and NYSE independence requirements and is financially literate. No member of the Audit Committee serves on the audit committees of more than three public companies, including ours.

COMPENSATION AND ORGANIZATION DEVELOPMENT COMMITTEE



Edward G. Galante, Chair

Members:
Abdulaziz F. Alkhayyal
Charles E. Bunch
Jeffrey C. Campbell[1]
Eileen P. Paterson
Kim K.W. Rucker
Frank M. Semple

Meetings in 2024: 6

Independent Directors: 100%

[1] Effective November 11, 2024

Key Responsibilities

- Establishes our executive compensation guiding principles and determines our executive compensation policies and procedures consistent with such principles

- Oversees the CEO's annual development of goals and objectives, and evaluates the CEO's performance

- Sets compensation and approves benefit plans and perquisites for the CEO and designated positions, including our NEOs

- Oversees our incentive compensation plans, sets financial and non-financial performance metrics and measures thereunder, and certifies achievement of performance

- Reviews with the CEO the succession plan for senior leadership

- Oversees our human capital management strategies and policies

- Oversees our engagement with stakeholders on compensation and human capital management matters

To the extent permitted by NYSE listing standards and applicable law, the Compensation and Organization Development Committee is authorized under its charter to delegate any of its responsibilities to a subcommittee comprised of one or more of its members, and certain of its responsibilities or to one or more officers of MPC. See "Executive Compensation" beginning on page 35 for additional information about the Committee and its responsibilities and actions.

The Board has determined that each member of the Compensation and Organization Development Committee meets the applicable SEC and NYSE independence requirements.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE



Charles E. Bunch, Chair

Members:
Evan Bayh
Jonathan Z. Cohen
Kimberly N. Ellison-Taylor
J. Michael Stice

Meetings in 2024: 5

Independent Directors: 100%

Key Responsibilities

- Evaluates and makes recommendations to the Board concerning the appropriate size and composition of the Board

- Reviews and makes recommendations regarding the Board's leadership structure

- Selects and recommends director candidates to the Board to be submitted for election at annual meetings and to fill any vacancies on the Board

- Makes recommendations concerning the Board's standing committees, including committee structure, leadership, membership and charters

- Recommends to the Board appropriate corporate governance policies and procedures

- Reviews and recommends to the Board compensation for our non-employee directors

- Reviews and makes recommendations with respect to director resignations tendered in accordance with the Corporate Governance Principles

- Oversees the evaluation of the Board, its committees and individual directors

- Reviews legislative and regulatory issues affecting corporate governance

- Oversees our engagement with stakeholders on corporate governance matters

The Board has determined that each member of the Corporate Governance and Nominating Committee meets the applicable SEC and NYSE independence requirements.

SUSTAINABILITY AND PUBLIC POLICY COMMITTEE



Evan Bayh, Chair

Members:
Abdulaziz F. Alkhayyal
Edward G. Galante
Maryann T. Mannen
Eileen P. Paterson
Kim K.W. Rucker
J. Michael Stice
Susan Tomasky

Meetings in 2024: 4

Independent Directors: 86%

Key Responsibilities

- Oversees our sustainability and health, environmental, safety and security policies and programs, and reviews our performance thereunder

- Reviews our annual Sustainability Report and Climate-Related Scenarios report, and other key sustainability disclosures, available at www.marathonpetroleum.com/Sustainability/

- Oversees the establishment of our sustainability targets

- Oversees our governance framework and budgets for political contributions and lobbying expenditures, and reviews key disclosures regarding such contributions

- Oversees our framework for the development of our public policy positions

- Oversees our commitment to safety, including our safety culture, leadership of safety programs and general safety performance

- Reviews legislative and regulatory developments affecting sustainability and public policy matters

- Oversees our engagement with stakeholders on sustainability and public policy matters

In addition to the four standing committees, the Board maintains an Executive Committee, which meets as necessary to address matters that arise between Board meetings and may exercise the powers and authority of the Board subject to specific limitations consistent with our Bylaws and applicable law. The Executive Committee is composed of the Executive Chairman, the independent Lead Director, the CEO and the Chair of each of the Board's four standing committees.

 **FIND MORE AT WWW.MARATHONPETROLEUM.COM**

Each of the Board's four standing committees operates under a written charter adopted by the Board. These charters are available under the "About" tab of our website, by selecting "Board of Directors." Each charter requires the applicable committee to annually assess and report to the Board on the adequacy of its charter.

Board Evaluations

Our Corporate Governance Principles provide for a robust annual Board, committee and individual director evaluation process, administered by the Corporate Governance and Nominating Committee.

Board and Committee Evaluations	**Analysis and Discussion**
Each director provides written responses to questions designed to enhance Board and committee effectiveness through the identification of actionable recommendations. The evaluation questions seek feedback on, among other things, Board and committee operation, composition and organization; Board dynamics; director skills; short- and long-term Board goals and objectives; committee effectiveness; and the performance of the Board and its committees in light of the responsibilities of each body as established in our governance documents.	✓ Summary reports of director feedback are compiled and provided to all directors. ✓ The Executive Chairman leads a discussion of Board evaluation results with all of the directors as a group. ✓ Each committee's Chair leads a discussion of committee results at a committee meeting and reports out to the full Board.
Individual Peer and Self-Evaluations	
Our Corporate Governance Principles provide for an enhanced process to evaluate the individual performance of each director whose term expires at the next annual meeting and is eligible for reelection. This is typically accomplished by means of a written evaluation completed by each of the director's peers. Each evaluated director also completes a written self-evaluation on his/her own performance.	✓ The Executive Chairman and the Chair of the Corporate Governance and Nominating Committee jointly conduct discussions of individual evaluation results with each evaluated director.
Governance Document Review	
Each director reviews the Corporate Governance Principles and the charter of each committee on which he or she serves, and provides feedback and revision suggestions as deemed appropriate.	

Our Corporate Governance and Nominating Committee believes this process, which combines the opportunity for each director to individually reflect on Board and committee effectiveness with a collaborative discussion on performance, as well as a review of each director prior to nomination for reelection, provides a meaningful assessment tool and a forum for discussing areas for improvement.

Director Commitments

Directors are encouraged to serve on the boards of directors of other companies, as the Board believes such service broadens and deepens our directors' knowledge and experience. Our Corporate Governance Principles set forth certain limitations on director service to ensure that our directors' outside directorships do not interfere with their ability to meet the responsibilities and expectations of service on our Board.

Director Category	Limit on Public Company Board Service, Including MPC*
Non-employee director	4 boards maximum
Director serving as a non-executive board chair or lead independent director of a public company	4 boards maximum
Director serving as an executive officer of a public company	2 boards maximum

* Ms. Mannen and Messrs. Hennigan, Semple, Stice and Surma currently also serve on the board of MPLX GP LLC, our wholly owned subsidiary. Under our Corporate Governance Principles, due to their affiliate nature, concurrent service on the boards of MPC and MPLX GP LLC is counted as one public company board for purposes of assessing the level of public company board commitments.

The Corporate Governance and Nominating Committee conducts an annual review of director commitments, including consideration of directorships and any leadership positions held at other public and private companies and nonprofit entities, and has determined that all directors currently comply with these guidelines.

Director Orientation and Ongoing Education

To ensure directors maintain the necessary knowledge to perform their responsibilities and effectively oversee MPC, members of our Board are provided a variety of learning opportunities throughout the year.

Orientation

Our orientation program for new directors includes meetings with and presentations by senior leadership. This offers a new director the opportunity to receive one-on-one time with leadership to discuss various aspects of our business.

External Programs

We encourage directors to attend, at our expense, director continuing education programs. In 2024, several of our directors attended programs specifically focused on accounting, audit and finance; artificial intelligence and digital transformation; board leadership and corporate governance developments; cybersecurity risk; energy industry; human capital management and talent leadership; sustainability reporting; and technology. Several directors also attended symposiums sponsored by outside organizations that are designed as continuing director education on many topics relevant to public company board service.

Site Visits

Directors make periodic site visits to our facilities. In October 2024, for example, the Board's meeting took place at our Galveston Bay Refinery in Texas City, Texas, where directors attended interactive presentations on refinery operations, process safety, sustainability objectives and strategic investments.

Educational Presentations on Relevant Topics

We also provide ongoing director education through presentations at Board and committee meetings, and regularly invite significant investors, subject matter experts and public sector representatives to speak to the Board.

Communicating with the Board

All interested parties, including shareholders, may communicate directly with the Board, the Chairs of the Board's standing committees and the independent directors, including our independent Lead Director.

Mail

Communications may be sent by regular mail to our principal executive offices, to the attention of:

Chief Legal Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Email

Independent Directors (individually or as a group)	non-managedirectors@marathonpetroleum.com
Audit Committee Chair	auditchair@marathonpetroleum.com
Compensation and Organization Development Committee Chair	compchair@marathonpetroleum.com
Corporate Governance and Nominating Committee Chair	corpgovchair@marathonpetroleum.com
Sustainability and Public Policy Committee Chair	sustainabilitychair@marathonpetroleum.com

Our Chief Legal Officer and Corporate Secretary will forward to the directors all communications that, in her judgment, are appropriate for consideration by the directors. Examples of communications that would not be considered appropriate include commercial solicitations and matters not relevant to the Company's affairs.

Key Areas of Board Oversight

Oversight of Business Strategy and Risk Management

Among the Board's most important functions is overseeing our business strategy and risk management framework. The Board holds a dedicated annual strategy session to evaluate our strategy, including the most significant near- and long-term risks that could affect the execution of our strategy. Directors also meet with leadership at each regularly scheduled Board meeting to discuss and approve our strategic plans, financial goals, significant capital expenditures and other critical success factors, and they receive updates, as necessary, between meetings.

We apply a comprehensive ERM program across the Company to identify, assess and manage enterprise-level risks and review the effectiveness of risk-mitigation strategies. This program is established and driven by our leadership team, led by our enterprise risk manager and ERM Committee, and supported by officers and senior managers responsible for working across the business to manage enterprise-level risks and identify emerging risks. These leaders meet routinely and provide regular updates to our Board and its committees throughout the year. This framework fosters close interaction among the Board, its committees and our senior leadership.

Board of Directors

The Board, which has the ultimate responsibility for, and is actively engaged in, overseeing strategy and risk:

- Reviews **strategic risks** annually at a designated strategy meeting and on an ongoing basis throughout the year
- Delegates responsibility for managing certain types of risk to its committees, which report regularly to the Board on activities in their individual areas of oversight

---

Audit Committee	Compensation and Organization Development Committee	Corporate Governance and Nominating Committee	Sustainability and Public Policy Committee
Oversees risks associated with **financial, financial reporting and accounting** matters	Oversees risks associated with our **compensation programs**, plans and policies to help ensure they do not encourage excessive risk-taking	Oversees risks associated with **corporate governance** matters, including director independence, Board composition and succession, Board leadership structure and Board effectiveness	Oversees risks associated with **sustainability, safety and public policy** matters
Monitors **compliance** with regulatory requirements and internal control systems	Oversees our management **succession planning** process and our **human capital management** strategies and policies	Oversees the **evaluation** of the Board, its committees and individual directors	Reviews our **key sustainability disclosures**
Oversees our **ERM process** and reviews performance	Oversees **stakeholder engagement** on compensation and human capital management matters	Oversees **stakeholder engagement** on corporate governance matters	Oversees establishment of our **sustainability targets**
Reviews **sustainability and climate risk disclosures** within the financial reporting framework			Oversees governance framework and budgets for our **political contributions and lobbying** expenditures
Oversees business continuity, data privacy and **cybersecurity** risks			Oversees **stakeholder engagement** related to sustainability and public policy matters

---

Senior Leadership

While the Board oversees risk, our senior leadership has primary responsibility for:

- Identifying, assessing and managing the major risks to our Company through our ERM process
- Implementing effective risk mitigation plans, processes and controls and developing sustainability strategies and standards
- Regularly reporting to the Board and its committees on enterprise-level risks and mitigation strategies
- Publicly disclosing material risks to our Company in the Risk Factors section of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, filed with the SEC

Our mature company practices – developed through our ERM process, managed by our senior leaders and overseen by our Board – promote effective decision-making on business, financial, legal, environmental, social, political and reputational matters.

Oversight of Human Capital Management and Succession Planning

The Board believes that our people are our most important asset and are critical to our success. We strive to provide our employees with a collaborative, supportive and inclusive work environment where they can maximize their personal and professional potential. The Compensation and Organization Development Committee oversees our human capital management strategies and policies, including with respect to inclusion, pay equity, talent and performance management and employee engagement. See "Investing in Our Employees" on page 31 for additional information on our approach to these matters. To further emphasize and incentivize our performance in this critical area, the Committee has included a human capital management performance measure in our Annual Cash Bonus program. See the description of our Annual Cash Bonus program, beginning on page 43, for more information on how the Committee has linked executive and employee compensation to human capital management performance.

The Compensation and Organization Development Committee oversees our executive succession planning process to ensure the identification and development of future leaders to avoid the adverse effects caused by vacancies in key leadership positions and to facilitate the execution of our long-term strategy. The entire Board is involved in the critical aspects of the CEO succession planning process, including establishing selection criteria that reflect our business strategy and culture, identifying and evaluating potential internal and external candidates, and making key succession decisions.

As a key part of our formal annual succession planning process, shown below, the Committee meets with the full Board annually at a dedicated session to evaluate succession talent.

ANNUAL SUCCESSION PLANNING PROCESS

MARCH: Talent Planning	APRIL and MAY: Leader Talent Reviews	JUNE: Executive Leadership Team Alignment	JULY: Committee Oversight
Key roles are identified by business unit or function, and potential leaders are assessed for their ability to reinforce our high-performing culture and promote our values	Based on talent planning outcome, proposed succession plans for senior executive roles and key roles are developed, taking into consideration readiness, gaps and development needs	Leadership assesses top talent strengths, potential and gaps across the enterprise and finalizes proposed succession plans for senior executive roles and key roles	Compensation and Organization Development Committee reviews and provides input on proposed succession plans for senior executive roles and select key roles

Importantly, throughout the year, Board members are also provided opportunities to meet with and evaluate potential CEO and senior leader successors through multiple venues, including attendance and presentations at Board and committee meetings, discussions with leaders of business units, interaction with emerging talent at site visits, and informal meetings and other events. In 2024, these opportunities included the Board's involvement in reviewing emerging technology with subject matter experts and interaction with operational talent at a facility tour. The Committee believes its succession process provides the lead time necessary to train, develop or recruit executives capable of filling key roles, including our NEOs, within the Company when the need arises.

Oversight of Sustainability and Climate Risk

Collaboration and communication among the Board, its committees and our leadership are critical to maintaining our aligned direction on sustainability matters. We carefully review, evaluate and manage sustainability- and climate-related risks and opportunities to enable us to adapt and strengthen our resiliency. The Sustainability and Public Policy Committee oversees environment and climate risk matters, reviews our sustainability and climate reports and other key sustainability disclosures, and oversees the establishment of our sustainability targets. For more information on our approach to climate change and our emissions reduction targets, see "Lowering Our Carbon Footprint and Conserving Natural Resources" on page 30 and view or download our 2024 Perspectives on Climate-Related Scenarios report on the Sustainability page of our website at www.marathonpetroleum.com/Sustainability/.

Oversight of Political Engagement and Public Policy

We believe participating in the public policy process is an essential part of advancing the meaningful exchange of information and views on issues that affect our Company and our stakeholders. We participate in the political process in a number of ways, including lobbying, grassroots activity, issue advocacy, participating in trade associations, supporting an active employee political action committee and, where lawful, directly supporting political candidates and ballot issues. These activities are overseen by our Board of Directors, its Sustainability and Public Policy Committee, and senior leadership. The Sustainability and Public Policy Committee's charter articulates the Committee's purpose and sets forth broad responsibilities that the Committee implements in the following ways:

- Oversees the governance framework and budgets for our political contributions, lobbying expenditures and certain payments made to trade associations that engage in lobbying activities;
- Reviews our reporting and disclosures on such contributions, expenditures and payments;
- Oversees the governance of a U.S.-based political committee of our employees;
- Oversees our framework for the development of our public policy positions;
- Reviews legislative and regulatory developments and trends pertaining to public policy matters; and
- Oversees our engagement with stakeholders on public policy matters.

We recognize that our public policy activities are of interest to our shareholders and other stakeholders and are committed to transparency on these matters. See our website at www.marathonpetroleum.com/Sustainability/Political-Engagement for substantial disclosures regarding our involvement in political and public policy activities, including:

- Our statements of philosophy and political transparency;
- Descriptions of the roles of the Sustainability and Public Policy Committee and various organizations within the Company in overseeing and promoting compliance with our political activity policy;
- Information about federal and state lobbying disclosures and expenditures;
- Employee political action committee reports showing federal- and state-level contributions;
- Corporate political contribution reports;
- Trade association disclosures; and
- Our contributions to social welfare organizations for lobbying and advocacy purposes.

Oversight of Cybersecurity

The Audit Committee oversees our business continuity, data privacy and cybersecurity risks and provides input on our cybersecurity and information security strategies. Our Chief Digital Officer (CDO) and Chief Information Security Officer (CISO) are standing members of the ERM Committee, comprised of members of senior leadership, and report on and evaluate cybersecurity threats and risk management efforts. The CDO and CISO provide regular cybersecurity briefings to the Board and the Audit Committee as needed, with a minimum of two briefings a year.

We have processes in place designed to protect our information systems, data, assets, infrastructure and computing environments from cybersecurity threats and risks while maintaining confidentiality, integrity and availability. These enterprisewide processes are based on policies, practices and standards that guide us on identifying, assessing and managing material cybersecurity risks. For additional information on our cybersecurity program, risk management, strategy and governance, see our Annual Report on Form 10-K for the year ended December 31, 2024.

Non-Employee Director Compensation

The Board determines annual cash and equity retainers and other compensation for non-employee directors. We annually compare our non-employee director compensation programs to the programs of the same Compensation Reference Group used for executive compensation, as described beginning on page 40.

Directors who are also our employees receive no compensation for their service on the Board or its committees.

Annual Retainers

Our non-employee directors received the following cash and equity retainers for their service on the Board in 2024.

		Annual Total
Cash Retainer	• Paid quarterly in equal installments	$150,000
Additional Leadership Cash Retainers	• Paid quarterly in equal installments (in addition to Cash Retainer)	
	– Independent Chairman	$200,000
	– Independent Lead Director	$75,000
	– Audit Committee Chair	$25,000 *
	– Compensation and Organization Development Committee Chair	$25,000
	– Corporate Governance and Nominating Committee Chair	$25,000
	– Sustainability and Public Policy Committee Chair	$25,000
Equity Retainer	• Granted quarterly in equal installments**	$175,000 *
	• Aggregate Equity Retainer is composed of 90% MPC RSUs and 10% MPLX phantom units**	
	• Directors receive MPC dividend equivalents in the form of additional MPC RSUs and MPLX distribution equivalents in the form of additional MPLX phantom units	

* Following the annual review of non-employee director compensation described above, effective October 1, 2024, the Audit Committee Chair Cash Retainer was increased to $30,000, and the Equity Retainer was increased to $185,000.

** Beginning in 2025, the Equity Retainer will consist of one annual grant in the amount of $185,000, generally made on the day following the annual meeting.

Deferral of Compensation

Under MPC's Deferred Compensation Plan for Non-Employee Directors, non-employee directors may elect to defer up to 100% of their annual cash compensation into an unfunded account. This deferred cash account may be invested in certain notional investment options offered under the plan, which options generally mirror the investment options offered to employees under the Marathon Petroleum Thrift Plan. Directors who defer cash compensation receive that cash in a lump sum following departure from the Board.

MPC RSUs and MPLX phantom units awarded to non-employee directors for Board service in 2024, including those received as dividend and distribution equivalents, were automatically deferred, payable in MPC common stock and MPLX common units only upon a director's departure from the Board. Beginning in April 2025, MPC RSUs and MPLX phantom units awarded for Board service will vest on the first anniversary of the grant date unless a deferral election is made.

Director Stock Ownership Guidelines

Under our stock ownership guidelines, each non-employee director is required to hold at least five times the value of the annual Cash Retainer in MPC common stock, including RSUs. Directors have five years from the commencement of their service on the Board to satisfy these guidelines. All non-employee directors either meet these guidelines or are on track to comply within the applicable five-year period.

Matching Gifts

Under MPC's matching gift programs, directors may elect to have us match up to $10,000 annually of their contributions to certain tax-exempt educational institutions and up to $10,000 annually of their contributions to certain eligible tax-exempt charitable organizations. The annual limit for each program is applied based on the date of the director's gift to the institution or charitable organization.

2024 Director Compensation Table

The following table shows compensation earned by or paid to our non-employee directors during 2024 for service on our Board and, separately, as applicable, for service on the MPLX GP board of directors (the "MPLX Board").

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Abdulaziz F. Alkhayyal	150,000	177,500	5,000	332,500
Evan Bayh	175,000	177,500	—	352,500
Charles E. Bunch	175,000	177,500	20,000	372,500
Jeffrey C. Campbell	20,788	25,639	10,000	56,427
Jonathan Z. Cohen	150,000	177,500	20,000	347,500
Kimberly N. Ellison-Taylor	125,275	148,654	10,000	283,929
Edward G. Galante	175,000	177,500	20,000	372,500
Eileen P. Paterson	125,275	148,654	—	273,929
Kim K.W. Rucker	150,000	177,500	7,500	335,000
Frank M. Semple	250,000 *	302,500 *	19,905	572,405 *
J. Michael Stice	250,000 *	302,500 *	10,000	562,500 *
John P. Surma	418,750 *	302,500 *	—	721,250 *
Susan Tomasky	176,250	177,500	—	353,750

* Includes compensation for MPLX Board service, as detailed immediately below under "Fees Earned or Paid in Cash" and "Stock Awards."

Fees Earned or Paid in Cash reflect (i) cash retainers earned for MPC Board service in 2024, (ii) for Mr. Surma, compensation as Board Chairman through the third quarter and as Lead Director for the fourth quarter, and (iii) for each of Messrs. Semple, Stice and Surma, a $100,000 cash retainer for MPLX Board service in 2024.

Stock Awards reflect the aggregate grant date fair values of MPC RSUs and MPLX phantom units, calculated in accordance with financial accounting standards. For 2024, non-employee directors generally received grants each quarter of MPC RSUs and MPLX phantom units; these grants were valued at $39,375 and $4,375, respectively, for the first three quarters and at $41,625 and $4,625, respectively, for the fourth quarter, based on the closing prices of MPC common stock and MPLX common units on each grant date. The amounts shown for each of Messrs. Semple, Stice and Surma also include $125,000 in MPLX phantom units (made in four quarterly grants with grant date fair values of $31,250 per quarter, based upon the closing price of MPLX common units on each grant date) for MPLX Board service during 2024.

The following table shows the aggregate MPC RSUs and MPLX phantom units outstanding for each non-employee director as of December 31, 2024.

Name	MPC RSUs	MPLX Phantom Units	
Alkhayyal	22,895	7,307	
Bayh	56,911	10,391	
Bunch	27,546	8,367	
Campbell	149	55	
Cohen	13,438	4,469	
Ellison-Taylor	755	365	
Galante	17,059	5,621	
Paterson	755	365	
Rucker	17,059	5,621	
Semple	11,963	49,233	Includes 45,249 MPLX phantom units earned for MPLX Board service
Stice	21,698	44,791	Includes 37,802 MPLX phantom units earned for MPLX Board service
Surma	56,911	70,655	Includes 60,264 MPLX phantom units earned for MPLX Board service
Tomasky	17,059	5,621	

All Other Compensation reflects charitable contributions under our matching gifts programs, as described above. Each program is subject to an annual limit of $10,000, up to an aggregate of $20,000.

SUSTAINABILITY AT MPC

Our commitment to sustainability means striving to create shared value with our stakeholders – empowering people to achieve more, contributing to progress in our communities and protecting the environment we all share. Our sustainability-driven approach supports our aspiration to be an ever-better company as we contribute to an evolving energy industry. We are working to strengthen the resiliency of our business, innovate for the future and embed sustainability in all we do.

STRENGTHEN RESILIENCY

Strengthening our business for today while building resilience for the future

We operate with an understanding of the potential environmental impacts of our business. This understanding underpins our efforts to reduce our GHG emissions, improve the energy efficiency of our operations and advance practices that conserve natural resources and reduce environmental impacts.

INNOVATE FOR THE FUTURE

Investing in renewables and other lower-carbon technologies

We have a long history of innovation that continues today with investments in renewables, lower-carbon technologies and early-stage developments. These investments reduce our carbon footprint, diversify our product portfolio and capture lasting value.

EMBED SUSTAINABILITY

Integrating sustainability in our decision-making and in our engagement with employees and our many stakeholders

We are committed to protecting the health and safety of our employees and the public, cultivating an engaged and energized workforce, responsibly managing our social impacts and upholding accountable and transparent governance.

Since 2011, we have published an annual Sustainability Report highlighting the commitment to our values, our communities and environmental stewardship. Our 2023 Sustainability Report, published August 2024, is:



✓ Informed by the oil and gas industry metrics from the Sustainability Accounting Standards Board (SASB) standards.

✓ Prepared with reference to the Global Reporting Initiative (GRI) Sector Standard for Oil and Gas.

✓ Consistent with International Petroleum Industry Environmental Conservation Association (Ipieca) Sustainability Reporting Guidance for the Oil and Gas Industry (2020) and includes core reporting elements for each presented indicator.

 Find the Sustainability Report at www.marathonpetroleum.com/Sustainability/.

Living Our Core Values

At MPC, our core values inform how we make decisions, what we prioritize, and even more importantly, how we show who we are to others in terms of how we behave. New in 2024, our leadership team added Excellence as a core value to emphasize our long-standing commitment to pursuing, achieving and celebrating the highest levels of performance in every aspect of our work.

Safety & Environmental Stewardship	Integrity	Inclusion	Collaboration	Excellence
* Protect our people, communities we work in, and the world we all share * Ensure an incident-free, reliability-focused and injury-free workplace * Demonstrate our unwavering commitment to safe and environmentally responsible operations every day	* Set high expectations for ourselves and build trust in each other, with business partners, shareholders and the communities where we work and live * Say what we're going to do — and then do it * Behave ethically in all we do	* Value and respect diversity in culture, background, perspective and experience * Strive to provide our employees with a collaborative, supportive and inclusive work environment where they can maximize their full potential for personal and business success	* Actively partner with our stakeholders to find and create shared value, making a positive difference together * Foster respectful, constructive, solution-oriented dialogues	* Strive for exceptional performance in all we do * Embrace continuous improvement, never settling for the status quo * Uphold rigorous expectations and an ownership and accountability mindset

Reinforcing a Strong Safety Culture

Our number-one priority is safety — the safety of our employees, contractors, business partners, customers and communities. Our goal is to maintain a workplace free from accidents and incidents. We want everyone who comes to our sites to go home safely. We provide tools, training and resources for maintaining a safe working environment. We continue to enhance our safety programs based on peer observation and feedback, identifying lead indicators of life-altering incidents, and focusing on human and organizational performance foundational beliefs.

Our personal safety standards comply with, and in many cases exceed, local, state and federal regulations. Strict adherence to processes and procedures, along with comprehensive training programs, are integral to our safety culture. Regular audits and quality assurance visits, conducted by internal and external subject matter experts, continuously evaluate the efficacy of our standards.

Lowering Our Carbon Footprint and Conserving Natural Resources

We are committed to reducing the carbon footprint of our operations and the products we manufacture, improving the energy efficiency of our operations, and working with others to improve energy efficiency within the manufacturing, consumer and transportation sectors. In 2020, we were the first independent U.S. refiner to establish a companywide GHG emissions intensity reduction target linked to our executive and employee compensation programs. In 2022, we established an absolute target to reduce Scope 3–Category 11 GHG emissions. In 2024, given our significant progress toward our 2030 Scope 1 and 2 GHG emissions intensity target, we challenged ourselves to achieve further reductions by adding a new 2035 reduction target. We have also set goals to reduce methane emissions intensity and freshwater withdrawal intensity.



Scope 1 and 2 GHG Emissions Intensity

28%
Reduce Scope 1 and 2 GHG emissions intensity from 2014 levels:
30% by 2030
38% by 2035
2030 Goal
2035 Goal
Progress (through December 31, 2024)*

Absolute Scope 3–Category 11 GHG Emissions

5%
Reduce Absolute Scope 3–Category 11 GHG emissions from 2019 levels:
15% by 2030
2030 Goal
Progress (through December 31, 2024)*

Methane Emissions Intensity

62%
Reduce methane emissions intensity from 2016 levels:
75% by 2030
2030 Goal
Progress (through December 31, 2024)*

Freshwater Withdrawal Intensity

18%
Reduce freshwater withdrawal intensity from 2016 levels:
20% by 2030
2030 Goal
Progress (through December 31, 2023)

* 2024 estimated values are preliminary and subject to change. See our 2024 Perspectives on Climate-Related Scenarios report on our website for additional information on how we calculate GHG intensity.

We have outlined a number of tangible programmatic initiatives to support achievement of these targets in our 2024 Perspectives on Climate-Related Scenarios report, which:



AUGUST 2024
Perspectives on Climate-Related Scenarios
Risks and Opportunities
MPLX

- ✓ Is modeled on the disclosures recommended by the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD), with continued enhancement each year based upon those recommendations.
- ✓ Provides a detailed look at climate-related risk management oversight, scenario analyses, asset optimization and portfolio management.
- ✓ Concludes MPC is well positioned to remain successful into the future.

Find the 2024 Perspectives on Climate-Related Scenarios report at www.marathonpetroleum.com/Sustainability/.

Investing in Our Employees

Our competitive advantage is our people. We are dedicated to cultivating a safe, collaborative work environment while promoting an inclusive culture. We value differences and encourage employees to bring their full and authentic selves to work. We demonstrate our commitment to attracting, developing and retaining talent by empowering our people, prioritizing accountability, promoting a culture of safety, providing extensive leadership and professional development opportunities, recognizing and rewarding accomplishments, and offering benefits that support the well-being of our employees and their families.



Promoting a Culture of Safety

Our number-one priority is the safety of our employees, contractors, business partners, customers and communities. To continually reinforce a strong safety culture and performance expectations, we use a combination of management systems, best practice-based operational standards, and documented work processes and programs. Safety is a responsibility shared by all employees and contractors across the company. Everyone is expected to create and maintain a safe and healthy workplace and is held to the same high standards and expectations.



Embracing Inclusion

Fostering a workplace that promotes an inclusive culture is essential to the success of our employees, teams and the Company. We strive to create a collaborative and supportive environment where all contributions are valued, and we build on each other's strengths and talents. This enables us to realize the full potential of our teams – embracing our differences while demonstrating each day that we are better together. We aspire for each employee's unique talents to be recognized and their perspectives valued.



Fostering Employee Engagement

Understanding our employees' experiences at MPC and hearing employee perspectives provide insights that enable us to strengthen and better position the company and our people for the future. We have implemented a contemporary process for gathering and evaluating employee feedback using a variety of tools that enable frequent engagement. These include conducting targeted "pulse" surveys and holding focus groups for deeper, direct engagement with employees and to better understand input collected through surveys. Our work is ongoing, and we are implementing actions to support identified opportunities in different ways across the company. This process helps us create positive experiences for our people.



Developing Employees and Leaders

Investing in our workforce is one of the most important investments we can make as a company. We equip our employees at every level with training that provides the knowledge and skills necessary to perform their daily job functions safely and successfully. Simultaneously, we support our employees with a wide range of development opportunities and tools to prepare them for growth and advancement at MPC.



Offering Competitive Compensation and Benefits

Our compensation and benefits programs are designed to attract, recognize and encourage quality performance and meaningful contributions from our employees. To confirm we are offering competitive pay and benefits packages, we annually benchmark compensation and benefits among our peers. We offer comprehensive benefits, including: medical, dental and vision plans with covered annual preventive exams; tax-advantaged health savings accounts; basic life and accident insurances; short-term and long-term disability; an employee assistance program; retirement programs (pension and 401(k) plan with company match); paid sick leave; paid vacation time; paid parental leave for all parents; adoption assistance; family leave; education reimbursement; a scholarship program for children of employees; and relocation assistance.



Supporting Employee Giving and Volunteerism

Our employees are dedicated to helping communities, and we support them through our giving and volunteerism programs. To support their investments of time and money, we provide a robust matching gifts program and reward those who so generously volunteer their time. Under our Employee Open Giving Program, we match 100% of employee donations to qualified 501(c)(3) organizations, up to $10,000 per calendar year. Under our Higher Education Giving Program, we match up to $10,000 for qualified gifts to two- and four-year accredited colleges and universities. And our Volunteer Incentive Program allows employees to earn a $500 award for the charity of their choice by volunteering 24 hours or more with qualified nonprofits.

Engaging with Our Stakeholders

We strive to build shared value with our stakeholders, including employees, shareholders, customers, business partners, and the communities and government agencies and officials where we live and work. Our sustainability strategy is guided by ongoing dialogue with stakeholders to inform our understanding of the issues and trends facing our company and industry. We consistently seek stakeholder perspectives and incorporate their feedback and insights, as appropriate, into our approach to sustainability.

Respecting Human Rights

Respecting human rights is fundamental to our core values of Integrity, Inclusion and Collaboration. Our Policy on Human Rights, Including the Rights of Indigenous People, available on our website, represents our commitment to respect the human, cultural and legal rights of all individuals and communities. We expect our suppliers, contractors and other business partners to likewise respect human rights and to prevent or remediate negative human rights impacts in their respective activities.We are committed to respecting human rights as set out in the United Nations Universal Declaration of Human Rights and the Voluntary Principles on Security and Human Rights. We also work within our sphere of influence and business operations, as appropriate, to reduce the risk of violations by identifying and monitoring risks, maintaining avenues for reporting concerns and taking steps to mitigate potential impacts and risks.

Promoting Supply Chain Sustainability

Strong partnerships with our suppliers are critical to operating in a safe and reliable manner. We rely on suppliers to provide essential goods and services, align with our core values and drive superior results.

Our Supplier Code of Conduct details our expectations of supplier standards and work practices. Potential suppliers must acknowledge and accept our Supplier Code of Conduct as a precondition to participating in our standard bidding process. Additionally, we communicate with suppliers annually, reiterating their responsibilities and accountabilities to conduct their business in accordance with our Supplier Code of Conduct and Code of Business Conduct. We also provide an Integrity Helpline and encourage suppliers to anonymously report suspected unethical or illegal acts.

The Supplier Code of Conduct emphasizes our expectations of suppliers in the areas of:

• Environment, health, safety and security

• Compliance assurance

• Conflict minerals

• Conflicts of interest

• Human rights

• Legal and ethical compliance

• Reporting unethical or illegal acts

FIND MORE AT WWW.MARATHONPETROLEUM.COM

The "Sustainability" tab of our website offers a more comprehensive look at our corporate responsibility and sustainability programs. The policies, practices and procedures that underpin these efforts, as well as key disclosures showing our progress, can be found under "Reports and Policies" and "Stakeholder Engagement," including:

➢ Sustainability Report

➢ Perspectives on Climate-Related Scenarios

➢ Performance Data, including GHG emissions

➢ HES&S Beliefs

➢ HES&S Policy

➢ Equal Employment Opportunity (EEO) Policy

➢ EEO-1 Report

➢ Stakeholder Engagement Policy

➢ Policy on Human Rights, Including the Rights of Indigenous People

➢ Supplier Code of Conduct

AUDIT MATTERS

Proposal 2. Ratify the Appointment of Our Independent Auditor for 2025

 The Board of Directors recommends you vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2025.

Our Audit Committee is responsible for appointing, replacing, compensating and overseeing the work of the independent auditor. PwC, an independent registered public accounting firm, has served as our independent auditor since 2010. The Audit Committee has appointed PwC as our independent auditor to audit MPC's books and accounts for the year ending December 31, 2025. As a matter of good corporate governance, the Board has directed that this appointment be submitted to our shareholders for ratification. If our shareholders do not ratify this appointment, our Audit Committee will reconsider whether to retain PwC. Even if the appointment is ratified, our Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if it determines such change would be in our best interests or in the best interests of our shareholders.

We expect representatives of PwC to be present at our virtual Annual Meeting, with an opportunity to make a statement if they desire to do so, and to be available to respond to appropriate questions from our shareholders.

Auditor Independence

The Audit Committee has considered whether PwC is independent for purposes of providing external audit services to the Company and has determined that it is. The Audit Committee ensures PwC remains independent through the following practices and policies.

Audit Committee Oversight

The Audit Committee has responsibility for appointing, setting the compensation for and overseeing the work of our independent auditor. The Audit Committee's oversight of the independent auditor includes regular meetings with PwC, with and without Company leadership present. The Audit Committee annually reviews and discusses with PwC matters related to its independence, oversees the annual evaluation of PwC to determine whether reappointment is appropriate and is directly involved in selecting new lead audit partners.

Pre-Approval of Audit Services

Our Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services Policy sets forth the procedure for the Audit Committee to pre-approve all audit, audit-related, tax and permissible non-audit services, other than as provided under a de minimis exception. Our CFO annually presents the Audit Committee with a forecasted budget of audit, audit-related, tax and permissible non-audit services, and updates the Committee throughout the year as needed. The Audit Committee may pre-approve any services to be performed by our independent auditor up to 12 months in advance and may pre-approve services by specific categories pursuant to the forecasted budget. For unbudgeted items, the Audit Committee has delegated pre-approval authority of up to $500,000 to the Committee's Chair. Items approved in this manner are reported to the full Audit Committee at its next scheduled meeting. The pre-approval policy is available on our website at www.marathonpetroleum.com/Investors/Corporate-Governance/.

In 2024 and 2023, our Audit Committee pre-approved all audit, audit-related, tax and permissible non-audit services pursuant to this policy and did not use the de minimis exception.

Hiring Guidelines

We have established Guidelines for the Hiring of Employees or Former Employees of the Independent Auditor that ensure our compliance with applicable law and NYSE listing standards. These guidelines are available on our website at www.marathonpetroleum.com/Investors/Corporate-Governance/.

Auditor Fees and Services

Aggregate fees for professional services rendered to the Company by PwC for the years ended December 31, 2024 and 2023 were ($ in thousands):

Services	2024 ($)	2023 ($)
Audit	10,530	10,904
Audit-Related	—	—
Tax	—	—
All Other	2	2
Total	**10,532**	**10,906**

Audit Fees for the years ended December 31, 2024, and December 31, 2023, were for professional services rendered for the audit of consolidated financial statements and internal control over financial reporting; the performance of subsidiary, statutory and regulatory audits; the issuance of comfort letters; the provision of consents; and the review of documents filed with the SEC.

All Other Fees for the years ended December 31, 2024, and December 31, 2023, were for an accounting research and disclosure checklist software license.

MPLX, a consolidated subsidiary of MPC, separately pays its own independent auditor fees, which totaled $6.7 million for the year ended December 31, 2024, and $6.9 million for the year ended December 31, 2023.

Audit Committee Report

The Audit Committee has reviewed and discussed with management MPC's audited financial statements and report on internal control over financial reporting for 2024. The Audit Committee discussed with the independent auditor, PwC, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Audit Committee has received the written disclosures and the letter from PwC required by the applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board that MPC's audited financial statements and the report on internal control over financial reporting be included in MPC's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

AUDIT COMMITTEE

Susan Tomasky, Chair

Abdulaziz F. Alkhayyal

Jeffrey C. Campbell

Jonathan Z. Cohen

Kimberly N. Ellison-Taylor

Kim K.W. Rucker

Frank M. Semple

J. Michael Stice

EXECUTIVE COMPENSATION

Executive Compensation Table of Contents

Proposal 3. Approve, on an Advisory Basis, our NEO Compensation

 The Board of Directors recommends you vote **FOR** approval, on an advisory basis, of the compensation of our NEOs as disclosed in the CD&A and related compensation tables and narrative discussion on pages 36-68 of this Proxy Statement.

Pursuant to Section 14A of the Exchange Act, we are asking our shareholders to approve, on an advisory basis, the compensation of our NEOs as described in the CD&A and related compensation tables and narrative discussion on pages 36-68 of this Proxy Statement. The Compensation and Organization Development Committee has established executive compensation programs that reflect both Company and individual performance. The Committee exercises care and discipline in determining executive compensation and structures our executive compensation programs to attract, motivate, retain and reward talented executives, with a focus on delivering business results and value to our shareholders and other stakeholders.

We believe constructive dialogue with our shareholders provides meaningful feedback about specific executive compensation practices and programs, and we encourage shareholders to communicate directly with both Company leadership and the Compensation and Organization Development Committee about executive compensation. As discussed in "Shareholder Feedback and 'Say-on-Pay,'" on page 41, the Committee considers feedback received from our shareholders when making compensation decisions, and makes appropriate changes to our compensation programs based on such feedback. Shareholders may provide input on executive compensation matters to the Committee Chair at compchair@marathonpetroleum.com or to Investor Relations at ir@marathonpetroleum.com.

We conduct annual shareholder advisory votes on NEO compensation. Following the vote at the Annual Meeting, we expect the next shareholder advisory vote on our NEO compensation will take place at our 2026 annual meeting.

Although this vote is nonbinding, the Compensation and Organization Development Committee values our shareholders' opinions and will consider the voting results of this proposal when making future decisions about executive compensation. The Board recommends you approve the following resolution:

RESOLVED, that the compensation paid to MPC's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including in the CD&A, compensation tables and narrative discussion, is hereby APPROVED.

Executive Summary

In this CD&A, we provide an overview of our compensation guiding principles and objectives and our executive compensation program, and explain how and why the Compensation and Organization Development Committee made its 2024 compensation decisions for our NEOs. We recommend this CD&A be read together with the tables and related disclosures in "Executive Compensation Tables" beginning on page 53.

Our NEOs for 2024 are:

					
Maryann T. Mannen	**Michael J. Hennigan**	**John J. Quaid**	**Timothy J. Aydt**	**Rick D. Hessling**	**Molly R. Benson**
President and CEO	Executive Chairman and Former CEO	Executive Vice President and CFO	Executive Vice President Refining	Chief Commercial Officer	Chief Legal Officer and Corporate Secretary

2024 Leadership Transition

In 2024, we executed upon a multistep, planned leadership transition for business continuity, which we believe positions MPC for continued operational and financial excellence and drives shareholder value.

January Leadership Changes

- Ms. Mannen: Promoted to President (having previously served as our CFO)
- Mr. Quaid: Promoted to Executive Vice President and CFO (having previously served as Executive Vice President and CFO of MPLX)
- Mr. Hessling: Promoted to Chief Commercial Officer (having previously served as our Senior Vice President, Global Feedstocks)
- Ms. Benson: Promoted to Chief Legal Officer and Corporate Secretary (having previously served as our Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary)

August CEO Change

- Ms. Mannen: Promoted to President and CEO
- Mr. Hennigan: Transitioned from CEO to Executive Chairman of the Board

Impact of CEO Change on Executive Compensation

In connection with the August CEO change outlined above, the Compensation and Organization Development Committee adjusted compensation as follows:

Compensation Element	Mannen Target Annual Compensation			Hennigan Target Annual Compensation		
	Role as President	Role as President and CEO	% Change	Role as CEO	Role as Executive Chairman	% Change
Base Salary	$1,050,000	$1,400,000	33%	$1,750,000	$1,050,000	(40)%
ACB Target Percentage	120%	165%	38%	165%	165%	— %
ACB Target Amount	$1,260,000	$2,310,000	83%	$2,887,500	$1,732,500	(40)%
Target LTI	$5,000,000	$12,000,000	140%	$14,800,000	$8,880,000	(40)%
Total Target Compensation	$7,310,000	$15,710,000	115%	$19,437,500	$11,662,500	(40)%

Ms. Mannen's total target compensation was increased by 115% in connection with her appointment as CEO. This included increases in her base salary and ACB target percentage, effective August 1, 2024, as well as an incremental LTI award of $2,917,000, which represents the difference between her LTI target as President and her LTI target as President and CEO, prorated for time in the role.

Mr. Hennigan's total target compensation was reduced by 40%, which included a reduction to his base salary, effective August 1, 2024. The reduction in base salary also has the effect of reducing his ACB target amount. As previously communicated, Mr. Hennigan's 2025 LTI award has been reduced to $8,880,000.

2024 Company Performance Highlights

MPC OUTPERFORMED PEERS ON TOTAL SHAREHOLDER RETURN

Three-Year MPC Total Shareholder Return vs. Compensation Reference Group Companies



Three-Year MPC Total Shareholder Return vs. Performance Share Unit Peer Companies



FINANCIAL PERFORMANCE

$3.4 billion
net income attributable to MPC

$11.3 billion
adjusted EBITDA*

OPERATIONAL EXCELLENCE

$8.7 billion
net cash from operations

92%
refining utilization

99%
capture

PEER-LEADING CAPITAL RETURN TO SHAREHOLDERS

~10%
increase in our quarterly dividend (from $0.825 to $0.910 per share)

$10.2 billion
total 2024 capital return through share repurchases and dividends, resulting in a 23% capital return yield for our shareholders

$10.0 billion
additional repurchase authorization in 2024 ($5.0 billion announced in April, with an additional $5.0 billion announced in November)

OUTSTANDING PERFORMANCE IN 2024 SUPPORTED BY INCENTIVE PLAN DESIGN

BUSINESS PRIORITY	INCENTIVE PLAN ALIGNMENT	RESULTS
Create peer-leading shareholder value	• A significant portion of our NEOs' target pay was in the form of LTI (see page 42 for details) • PSUs, which comprise 60% of the LTI target, reward for performance compared to peers on relative TSR	➢ Achieved three-year PSU TSR of 140%, which was at the 92nd percentile of our PSU peer group
Strengthen the competitive position of our assets	• Relative adjusted EBITDA per barrel metric, which comprises 30% of our ACB program, compares our performance to a peer group of other integrated and downstream companies	➢ Outperformed all other companies in the peer group on this metric
Improve commercial performance	• Adjusted EBITDA metric comprises 20% of the ACB program • Distributable cash flow at MPLX per unit metric comprises 20% of the ACB program	➢ MPC achieved net income of $3.4 billion and adjusted EBITDA* of $11.3 billion ➢ MPLX achieved net income of $4.3 billion and distributable cash flow* of $5.7 billion
Advance sustainability	• ACB program includes non-financial measures tied to safety, environmental stewardship and human capital management	➢ Tenth consecutive year of lowering GHG emissions intensity (cumulative 28% reduction since 2014)

---

* **Non-GAAP Financial Measures.** MPC's "adjusted EBITDA," and MPLX's "distributable cash flow" are not measures of financial performance under GAAP and may not be comparable to similarly titled measures reported by other companies. See Appendix I for the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Executive Pay Program Structured to Drive Performance

Strong Alignment with Shareholders

Our compensation program is designed to reflect a strong alignment between our NEOs' interests and our shareholders' interests, which the Compensation and Organization Development Committee believes is a key component of a successful executive compensation program. We achieve this alignment by:

✓ Structuring a significant portion of our executives' target pay in the form of long-term, equity-based compensation.

✓ Tying our MPC performance-based long-term incentive awards to a three-year relative TSR measure.

✓ Maintaining significant stock ownership requirements to help ensure our executives hold a meaningful amount of our stock (see page 50 for more information on these guidelines).

Strong Emphasis on Pay for Performance

The Compensation and Organization Development Committee believes a strong emphasis on pay for performance drives financial results and value creation for our shareholders. The Committee ties pay to performance by:

✓ Structuring a significant portion of our executives' target pay as variable and at-risk, meaning there is no guarantee that the target value will be realized.

✓ Designing our short- and long-term incentive plans to reward the execution of our business strategy and to support the creation of shareholder value over time.

✓ Evaluating our performance against rigorous, pre-established financial and non-financial performance measures.

Robust Process for Selecting Metrics and Establishing Goals

Our executive compensation program is designed to reward achievement of specific Company performance goals. Performance measures are aligned with our business strategy and culture, including goals relating to both financial and non-financial performance. The Compensation and Organization Development Committee annually undertakes a robust process in selecting incentive plan measures and establishing rigorous performance goals:



PRIOR YEAR Q3	➢ Review guiding principles for executive compensation programs ➢ Update on key executive compensation trends, including peer incentive plan design, provided by the independent compensation consultant
PRIOR YEAR Q4	➢ Preview incentive plan structure for next fiscal year and review for alignment with executive compensation guiding principles, shareholder expectations and business strategy ➢ Review performance level methodology for financial performance metrics and non-financial performance measures, including: external benchmarking to understand peers' approaches to setting similar performance goals; evaluation of MPC's historical performance; and review of MPC's business plan
CURRENT YEAR Q1	➢ Approve incentive plan financial performance metrics and non-financial performance measures for the fiscal year ➢ Establish threshold, target and maximum performance levels for financial performance metrics based on MPC's performance methodology, with threshold levels viewed as likely achievable, target levels viewed as challenging but achievable, and maximum levels viewed as difficult to achieve

The Compensation and Organization Development Committee certifies achievement of performance under our ACB program and our PSUs, which comprise a significant portion (60%) of our NEOs' LTI award targets, and annually evaluates our NEOs' performance in achieving our performance and executing on our other business and strategic objectives.

Enhancements to Program Design for 2025

For 2025, the Compensation and Organization Development Committee has made the following enhancements to our ACB and LTI programs to support our shareholder value proposition.

- In the 2025 ACB program, the Refining and Corporate Costs metric has been replaced with a Relative Refining Margin per Barrel by Region metric to: (i) reward for peer-leading performance; (ii) focus employees on operational excellence, commercial performance and safety and reliability; and (iii) help ensure the competitiveness of our assets.

- In the 2025 LTI program, a Relative Change in Free Cash Flow per Share metric has been added to the 2025 PSUs to: (i) reward for peer-leading free cash flow growth; and (ii) drive strong through-cycle cash flow, which promotes return of capital to shareholders.

Decision-Making Process and Key Inputs

Our Compensation and Organization Development Committee is responsible for establishing and overseeing our executive compensation program and policies, consistent with our overall executive compensation guiding principles. In making 2024 compensation decisions for our CEO and officers in designated positions, the Committee considered information and insight provided by the independent compensation consultant, including compensation reference group and executive compensation survey data and feedback received from our shareholders, as well as input from the CEO on compensation decisions and performance appraisals for all officers in designated positions.

Executive Compensation Guiding Principles

We believe our executive compensation program plays a critical role in maximizing long-term value for our shareholders, employees and other stakeholders. Our executive compensation guiding principles are embodied in our executive compensation program and policies, which are designed to:

- ❖ Attract, retain, motivate and reward the highest-quality executive team by providing market-competitive compensation.

- ❖ Be simple and transparent so they can be clearly communicated both internally and externally.

- ❖ Create direct alignment between executive pay and the creation of shareholder value over time.

- ❖ Reward for execution of our business strategy and desired culture.

- ❖ Differentiate pay on the basis of performance, experience and skill set.

Our Compensation and Organization Development Committee annually reviews our executive compensation guiding principles to help ensure they achieve these objectives, making adjustments as necessary to reflect compensation reference group and industry practices, as well as shareholder feedback.

Independent Compensation Consultant

To promote objectivity in reviewing and analyzing market data and trends, the Compensation and Organization Development Committee has engaged FW Cook as its independent compensation consultant. The consultant reports directly to the Committee, attends Committee meetings and advises the Committee on:

- ✓ Designing and implementing our compensation program and policies to accomplish our objectives.

- ✓ Comparative data on the executive compensation programs and policies of companies in our compensation reference group, executive compensation surveys and general market trends.

- ✓ How our compensation program and policies align with regulatory requirements and governance standards.

See "Compensation Governance—Compensation Consultant Independence" beginning on page 51 for additional information about the compensation consultant's independence and related matters.

Compensation Reference Group and Survey Data

As one of several factors in setting pay, the Compensation and Organization Development Committee considers data from two sources: a selected compensation reference group and certain broad-based third-party executive compensation surveys.

Our compensation reference group for 2024 compensation decisions (the "2024 Compensation Reference Group"), developed in April 2023 by the Compensation and Organization Development Committee in consultation with its independent compensation consultant, consists of 23 comparable entities (based on revenue, EBIDTA margins, assets, market capitalization and number of employees) that are logistically and technically complex, mature stage businesses, in a variety of industry groups, prioritizing companies with manufacturing and transportation elements to their business. In developing the 2024 Compensation Reference Group, the Committee reviewed the 2023 compensation reference group and made several adjustments – removing five companies and adding eight companies, as further detailed below – to better reflect MPC's scope and scale.

2024 COMPENSATION REFERENCE GROUP			
3M Company	Cummins Inc.	General Dynamics Corporation	Phillips 66
Archer-Daniels-Midland Company	Dow Inc.	General Motors Company*	PPG Industries, Inc.
Bunge Limited	DuPont de Nemours, Inc.	Honeywell International Inc.	RTX Corporation*
Caterpillar Inc.	EOG Resources, Inc.	Lockheed Martin Corporation*	United Parcel Service, Inc.*
Cencora, Inc.*	FedEx Corporation*	LyondellBasell Industries N.V.	Valero Energy Corporation
ConocoPhillips	Ford Motor Company*	McKesson Corporation*	

GROUP SELECTION CRITERIA	MPC POSITIONING RELATIVE TO GROUP
○ Revenue between 0.2x to 2.0x of MPC's, with at least 67% from U.S. operations	(at time of group selection)
○ EBITDA margins less than 20%	Revenue — 79th Percentile
○ Assets between 0.33x to 3.0x MPC's	EBITDA — 91st Percentile
○ Market capitalization between 0.33x to 3.0x MPC's	Assets — 84th Percentile
○ Number of employees between 0.25x to 4.0x MPC's	Market Cap — 62nd Percentile
	No. Employees — 17th Percentile
	50th Avg: 67th Percentile

*   At its annual review of the Compensation Reference Group in April 2023, described above, the Compensation and Organization Development Committee added these companies to the 2024 Compensation Reference Group, and removed the following companies: Baker Hughes Company; Halliburton Company; L3Harris Technologies, Inc.; Schlumberger Limited; and Textron Inc. In developing the 2025 Compensation Reference Group in April 2024, the Committee reviewed the 2024 Compensation Reference Group and determined no changes were necessary.

The executive compensation survey data used for 2024 was sourced from three consulting firm surveys: the FW Cook Executive Compensation Survey; the Willis Towers Watson General Industry Executive Survey Report; and the Equilar Top 25 Survey. Although the number and identity of the companies included in these surveys varies from year to year and from survey to survey, the data provided to the Compensation and Organization Development Committee by the independent compensation consultant generally prioritized companies with market capitalization greater than $10 billion. The Committee did not review the identity of the companies in the surveys.

The Compensation and Organization Development Committee believes the combination of data from the 2024 Compensation Reference Group and the executive compensation surveys is appropriate to understand the market value of our NEOs and assess comparative pay practices. This data was considered when making compensation decisions for our NEOs during the annual compensation review process in early 2024, and again when making compensation decisions for Ms. Mannen and Mr. Hennigan in connection with the August CEO change. In each case, the Committee generally targeted total compensation, rather than each individual element of compensation, for our NEOs within a reasonable range of the market median, with adjustments made to account for each executive's tenure and experience in his or her role.

Shareholder Feedback and "Say-on-Pay"

We regularly engage with our shareholders to solicit their feedback on a variety of important topics, including our executive compensation program. In addition, our shareholders have the opportunity each year to cast an advisory "say-on-pay" vote on our NEOs' compensation. The Compensation and Organization Development Committee considers feedback received from our shareholders, both from our engagement efforts and from our annual say-on-pay vote, when making compensation decisions, and adjusts our executive compensation program as appropriate.

At our 2024 annual meeting, shareholders approved our say-on-pay proposal with approximately 92% of the vote. The Compensation and Organization Development Committee believes this level of shareholder support generally affirms the design and objectives of our executive compensation program and did not make any changes to the 2024 program based on shareholder feedback. The Committee will continue to consider input from shareholders, including through advisory votes on executive compensation, in making compensation decisions and reviewing executive compensation programs and policies. Our shareholders have the opportunity to cast an advisory say-on-pay vote on our NEOs' compensation at the upcoming Annual Meeting. See Proposal 3 on page 35 of this Proxy Statement for more information on this advisory vote.

Executive Compensation Program for 2024

Our executive compensation program for 2024 primarily consisted of the following key elements, with each element designed to be market-competitive and to meet the objectives of our guiding principles.

FIXED COMPENSATION

Base Salary

- Provides a minimum base level of compensation to attract and retain key employees
- Based on compensation reference group and executive compensation survey data, individual skills and performance, and our succession needs
- Reviewed at least annually and revised as appropriate

VARIABLE, PERFORMANCE-BASED COMPENSATION

ACB Program

- Motivates achievement of our business strategy and desired culture, balancing short-term and long-term interests of MPC and its employees, shareholders and stakeholders
- Determined based on Company performance measured against rigorous, pre-established metrics and commitments designed to support the creation of shareholder value over time
- Reviewed at least annually and revised as appropriate

LTI Awards

- Promote achievement of our business strategy and desired culture by linking compensation directly to long-term Company and stock performance
- Metrics tied to shareholder value creation and financial performance strengthen alignment between our NEOs' interests and our shareholders' interests
- Aid in retention
- Reviewed at least annually and revised as appropriate

60% MPC PSUs

Value depends on MPC stock performance at vesting and relative PSU TSR achievement over 36 months

20% MPC RSUs

Value depends on MPC stock performance at vesting

20% MPLX Phantom Units

Value depends on MPLX common unit performance at vesting

For our NEOs to earn and sustain competitive compensation, we must meet our strategic objectives, perform well relative to our peers and deliver value to our shareholders and stakeholders.

The Compensation and Organization Development Committee believes using a mix of cash and equity compensation encourages and motivates our NEOs to achieve both our short-term and long-term business objectives. Consistent with our guiding principles that executive compensation should reward performance and be directly aligned with creating long-term value for our shareholders, a substantial majority of our NEOs' compensation is at-risk and based on performance measures tied to our business strategy and culture.

2024 TARGET COMPENSATION MIX

	Base Salary	ACB	MPC PSUs	MPC RSUs	MPLX Phantom Units
CEO Mannen*	9%	15%	46%	15%	15%
		61% Performance-Based		30% Time-Based	
		91% At-Risk			
OTHER NEOs Average**	19%	18%	38%	12.5%	12.5%
		56% Performance-Based		25% Time-Based	
		81% At-Risk			

"Performance-Based" means there is **no guarantee that any value at all will be realized** if the performance criteria are not met.

"At-Risk" means there is **no guarantee that the target value will be realized**.

* Ms. Mannen's compensation has been annualized to reflect her total target compensation had she served as President and CEO for the entire year.

** Excludes Mr. Hennigan because his compensation as Executive Chairman differs materially from compensation for the other NEOs.

2024 Base Salary

In setting base salary for 2024, the Compensation and Organization Development Committee evaluated the 2024 Compensation Reference Group and executive compensation survey data, each individual's performance and contributions over the prior year, where applicable, demonstrated performance and skills acquired over the course of each NEO's career and our succession-planning needs.

Name	Previous Base Salary ($)	Base Salary for 2024 ($)	Increase (%)	Base Salary Effective August 1, 2024 ($)	Increase (Decrease) (%)
Mannen	1,000,000	1,050,000	5.0	1,400,000	33
Hennigan	1,750,000	1,750,000	—	1,050,000	(40)
Quaid	635,000	800,000	26.0	800,000	—
Aydt	845,000	890,000	5.3	890,000	—
Hessling	495,000	675,000	36.4	675,000	—
Benson	485,000	650,000	34.0	650,000	—

The 2024 base salary increases for Mses. Mannen and Benson, and Messrs. Quaid and Hessling, effective January 1, 2024, reflect each officer's promotion to his or her role as described under "2024 Leadership Transition" on page 36. The 2024 base salary increase for Mr. Aydt, effective March 29, 2024, was made as part of our annual merit program increases to maintain market competitiveness.

In connection with the August CEO change, effective August 1, 2024, Ms. Mannen received a further base salary increase of 33%, from $1,050,000 to $1,400,000, to reflect her promotion to President and CEO. Concurrently, Mr. Hennigan's base salary was decreased by 40%, from $1,750,000 to $1,050,000, to reflect his departure as CEO and assumption of his new role as Executive Chairman.

2024 Annual Cash Bonus Program

2024 Annual Cash Bonus Program Structure

Our NEOs participated in the 2024 ACB program, which the Compensation and Organization Development Committee approved in November 2023, with a performance period of January 1, 2024 through December 31, 2024. The primary purpose of the 2024 ACB program was to incentivize and reward eligible employees for executing on our Company strategy. Awards under the ACB program for our NEOs were calculated as follows:



ELIGIBLE EARNINGS ($)	Generally refers to the NEO's year-end base salary rate. In an NEO's year of hire or separation, eligible earnings are calculated as the sum of base wages paid during the year plus compensation deferred during the year, which has the effect of prorating the award.
✕	
TARGET BONUS (%)	Expressed as a percentage, as in effect at year-end, of each NEO's eligible earnings. The Compensation and Organization Development Committee approves target bonus opportunities for our NEOs based on analysis of market-competitive data sourced from our compensation reference group and executive compensation surveys, while also taking into consideration each executive's experience, relative scope of responsibility and potential, other market data and any other information the Committee deems relevant in its discretion.
✕	
COMPANY PERFORMANCE (%)	The Compensation and Organization Development Committee establishes financial performance metrics and levels and non-financial performance measures at the beginning of the performance period. Once the performance period has ended, the Committee reviews and assesses Company performance against the financial performance metrics and levels and the non-financial performance measures, as well as any other factors the Committee deems relevant in its discretion.
+/-	
INDIVIDUAL PERFORMANCE	Awards may be adjusted up or down based upon the Committee's assessment of each NEO's organizational and individual performance. While there is no limit on downward adjustment, no upward adjustments may be made for the CEO, and upward adjustments for other NEOs are capped at 15%.
=	
FINAL AWARD ($)	**There is no guaranteed minimum ACB payout.** Payout results may be above or below target based on actual Company and individual performance. **Payouts are capped** at 200% of each NEO's target award.

2024 Company Metrics and Performance

The Compensation and Organization Development Committee believes it is important for the ACB program to emphasize both financial and non-financial performance and established the 2024 ACB financial performance metrics and levels and non-financial performance measures in January 2024.

2024 Financial Performance (80%)

The performance levels for each financial performance metric were established at the beginning of the performance period by evaluating factors such as performance achieved in the prior year(s), anticipated challenges for 2024, our business plan and our overall strategy. The Committee also reviews disclosed peer methodologies of similar metrics when evaluating the rigor of our performance goals. The performance levels were set with threshold levels viewed as likely achievable, target levels viewed as challenging but achievable, and maximum levels viewed as difficult to achieve. See "Robust Process for Selecting Metrics and Establishing Goals" on page 38 for additional information about how the Committee sets performance levels for the ACB program. The following table provides each financial performance metric's target weighting, performance levels and actual performance achieved in 2024.

80% FINANCIAL PERFORMANCE

Financial Performance Metrics	Weight	Threshold (50%)	Target (100%)	Maximum (200%)	Result	Performance Achieved
Relative Adjusted EBITDA per Barrel	30%	30th Percentile of peers	50th Percentile of peers	100th Percentile of peers	100th Percentile (200.00% of target)	60.00%
ACB Adjusted EBITDA (in millions)	20%	$9,487	$12,649	$15,811	$9,664 (52.80% of target)	10.56%
Distributable Cash Flow at MPLX per Unit	20%	$4.70	$5.22	$5.74	$5.70 (192.31% of target)	38.46%
Refining and Corporate Costs (in millions)	10%	$6,858	$6,532	$6,205	$6,456 (123.24% of target)	12.32%
					TOTAL FINANCIAL PERFORMANCE ACHIEVED:	**121.34%**

Relative Adjusted EBITDA per Barrel of Total Throughput is derived from ACB Adjusted EBITDA (see below), a non-GAAP performance metric, as compared to applicable reporting segments of a peer group of integrated and downstream companies: Chevron Corporation; Exxon Mobil Corporation; HF Sinclair Corporation; PBF Energy Inc.; Phillips 66; and Valero Energy Corporation.

ACB Adjusted EBITDA is a non-GAAP performance metric derived from our consolidated financial statements. It is calculated as earnings before interest and financing costs, interest income, income taxes, depreciation and amortization expense, adjusted to exclude the effects of impairments, inventory market valuation adjustments, acquisitions and divestitures and certain other charges and credits. See Appendix I for more information on how this metric was calculated for 2024.

Distributable Cash Flow at MPLX per Unit is a non-GAAP performance metric reflecting cash flow available to be paid to MPLX's common unitholders, derived from MPLX's consolidated financial statements. "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Information" included in MPLX's Annual Report on Form 10-K for the year ended December 31, 2024, provides information about this measure and how it is calculated. DCF per unit was determined by dividing DCF by the average MPLX common unit count, adjusted for preferred unit conversions, during the performance period.

Refining and Corporate Costs are our externally reported refining operating and corporate costs, excluding costs associated with our incentive programs and costs associated with acquisitions and divestitures.

The Compensation and Organization Development Committee has sole discretion under the 2024 ACB program to adjust financial performance metric levels and/or the payout percentage to recognize instances where, due to unforeseen circumstances, the performance metrics results are not entirely indicative of overall Company results. The Committee made no such adjustments to the 2024 financial performance metric levels or payout percentages.

2024 Non-Financial Performance (20%)

Our non-financial performance measures are based on both qualitative and quantitative factors that provide a comprehensive perspective of our performance. For the 2024 ACB, the Compensation and Organization Development Committee established a broad set of measures tied to safety, environmental stewardship and human capital management. Performance under these measures is evaluated against pre-established criteria using a scorecard approach. When determining performance, the Committee considers the results and evaluates performance in totality, taking into consideration our overall performance for each measure and any mitigating factors, as well as our historical performance and external reference data. The following table provides performance achieved for our non-financial performance measures in 2024.

20% NON-FINANCIAL PERFORMANCE SCORECARD

Non-Financial Performance Measures	Performance Achieved
Safety Reinforce our strong safety culture as our number-one priority	• Achieved Process Safety Events Score of 110, a 7% improvement compared to 2023 results • Improved Personal Safety Performance by 27% over 2023
	2024 Assessment: Above Expectations
Environmental Stewardship Reduce GHG intensity and lower our carbon footprint	• Achieved GHG Intensity result of 21.4, in line with our 2024 reduction commitment • Achieved Designated Environmental Incidents result of 47, a 32% improvement compared to 2023 results; such incidents reached a six-year low
	2024 Assessment: Well Above Expectations
Human Capital Management Ensure strong leadership succession pipeline through enhanced planning and promotion of employee engagement and development	• High employee participation in career development activities • Exceeded expectations in developing executive succession role plans and increased bench strength in these roles, but lagged expectations in developing critical succession role plans • Employees achieved 98% on-time completion of training course requirements • Demonstrated employee commitment to ongoing learning opportunities
	2024 Assessment: Above Expectations
TOTAL NON-FINANCIAL PERFORMANCE ACHIEVED:	**35%**

Process Safety Events Score takes into account Tier 1 and Tier 2 events, with Tier 1 events multiplied by three to recognize their severity, and excludes the performance of any assets acquired during the performance period.

Personal Safety Performance is measured by the Days Away Rate, calculated pursuant to an OSHA formula, and includes work-related injuries that result in a worker being away from work for at least one calendar day.

GHG Intensity is based on Scope 1 and Scope 2 GHG emissions divided by the manufacturing inputs processed at our refineries and natural gas processing and fractionation plants.

Designated Environmental Incidents measures environmental performance through tracking Tier 3 and 4 incidents, and excludes the performance of any assets acquired during the performance period.

ACB Payouts for 2024

In February 2025, based on its assessment of our financial and non-financial performance shown above, the Compensation and Organization Development Committee certified the overall performance achieved under the 2024 ACB program, as described above, at 156.34%.

Once it has assessed overall performance, the Compensation and Organization Development Committee has discretion under the 2024 ACB program to increase (by no more than 15%) or decrease payouts to certain of our officers, including our NEOs, based upon the Committee's assessment of each individual's performance and contributions; provided, that our CEO's payout cannot be increased pursuant to this discretion. While the Committee determined that our NEOs' contributions to the successful execution in 2024 of our Company strategy and enhancement of shareholder value were significant, it concluded that the high achievement of performance metrics under the 2024 ACB program adequately reflected these contributions and determined to make no individual adjustments, other than a discretionary downward adjustment to Ms. Mannen's payout at her request, as described below.

As shown above, the Compensation and Organization Development Committee determined to fund the 20%-weighted non-financial performance scorecard at 35% for the organization based on the Committee's holistic assessment of our performance relative to internal mileposts and external reference data. In making this determination, the Committee considered that we made year-over-year meaningful improvements in all categories measured under the non-financial performance scorecard (safety, environmental stewardship and human capital management). Both the Committee and Ms. Mannen believe that the 35% payout reflects the organization's performance in 2024.

To reinforce the importance of safety as our highest priority as a company and to demonstrate her belief that continued safety improvement within the organization is possible and necessary, Ms. Mannen recommended that she receive no credit in her individual payout for the non-financial safety performance measure.

Taking into consideration MPC's overall performance, the Compensation and Organization Development Committee's evaluation of each NEO's contributions to that performance, and Ms. Mannen's recommendations, the Committee awarded the following amounts to our NEOs under the 2024 ACB program:

Name	2024 Eligible Earnings ($)	Bonus Target as a % of Eligible Earnings	Target Bonus ($)	Final Award as a % of Target	Final Award ($)
Mannen	1,400,000	165	2,310,000	146.34 *	3,380,500
Hennigan	1,457,377 **	165	2,404,672	156.34	3,759,500
Quaid	800,000	90	720,000	156.34	1,125,600
Aydt	890,000	100	890,000	156.34	1,391,400
Hessling	675,000	90	607,500	156.34	949,800
Benson	650,000	90	585,000	156.34	914,600

* As discussed above, Ms. Mannen's final award percentage was reduced, on her recommendation, to reinforce the importance of safety as the Company's highest priority.

** Mr. Hennigan's eligible earnings for 2024 were prorated to reflect his base salary decrease, effective August 1, 2024, described under "2024 Base Salary" on page 43.

Ms. Mannen's 2024 ACB target percentage opportunity was increased, from 110% to 120% of eligible earnings, to reflect her promotion to President, effective January 1, 2024. Her target percentage opportunity was further increased to 165% of eligible earnings to reflect her promotion to CEO, effective August 1, 2024. Mr. Quaid's 2024 ACB target percentage opportunity was increased, from 80% to 90% of eligible earnings, to reflect his promotion to Executive Vice President and CFO, effective January 1, 2024. Mr. Hessling's 2024 ACB target percentage opportunity was increased, from 70% to 90% of eligible earnings, to reflect his promotion to Chief Commercial Officer, effective January 1, 2024. Ms. Benson's 2024 ACB target percentage opportunity was increased, from 65% to 90% of eligible earnings, to reflect her promotion to Chief Legal Officer and Corporate Secretary, effective January 1, 2024. Target percentage opportunities for our other NEOs remained unchanged from the 2023 ACB target percentages.

2024 Long-Term Incentive Compensation Program

Our LTI compensation program is comprised of MPC PSUs, MPC RSUs and MPLX phantom units. This award mix places a substantial portion of our NEOs' compensation at-risk and promotes achievement of our long-term business objectives by linking our NEOs' compensation directly to long-term shareholder value creation and financial results.

2024 Annual LTI Awards

The Compensation and Organization Development Committee approved the following 2024 LTI target award amounts for our NEOs during its annual compensation review process in early 2024. The Committee generally sets the annual LTI target award mix at 60% MPC PSUs, 20% MPC RSUs and 20% MPLX phantom units. To mitigate the effect of share price volatility, the number of awards granted is determined on the basis of the average closing share price for the trading days in the 30 calendar days immediately prior to the grant date. Thus, these amounts may differ from the accounting values shown in the "2024 Summary Compensation Table" and the "2024 Grants of Plan-Based Awards" table on pages 53 and 55, respectively.

Name	MPC PSUs ($)	MPC RSUs ($)	MPLX Phantom Units ($)	Total 2024 LTI Target ($)
Mannen	4,750,200	2,166,800	1,000,000	7,917,000
Hennigan	8,880,000	2,960,000	2,960,000	14,800,000
Quaid	1,860,000	620,000	620,000	3,100,000
Aydt	1,800,000	600,000	600,000	3,000,000
Hessling	1,200,000	400,000	400,000	2,000,000
Benson	1,080,000	360,000	360,000	1,800,000

Ms. Mannen's initial 2024 LTI target award opportunity was increased by 25%, from $4,000,000 to $5,000,000, over her 2023 LTI target award to reflect her promotion to President, effective January 1, 2024. Upon her promotion to President and CEO, effective August 1, 2024, she received an additional LTI award with a target value of $2,917,000 (composed of 60% MPC PSUs and 40% MPC RSUs), bringing her total 2024 LTI target award opportunity to $7,917,000, as reflected in the table above. On an annualized basis, this would represent a $12,000,000 LTI target award opportunity for our President and CEO.

Mr. Hennigan's 2024 LTI target award opportunity represents a 10% increase over his 2023 LTI target award to reflect his experience and performance in his role as CEO. For 2025, his LTI target award opportunity has been reduced to $8,880,000 to reflect his departure as CEO and new role as Executive Chairman.

Mr. Quaid's 2024 LTI target award opportunity represents a 107% increase over his 2023 LTI target award to reflect his promotion to Executive Vice President and Chief Financial Officer, effective January 1, 2024. Mr. Aydt's 2024 LTI target award opportunity represents a 25% increase over his 2023 LTI target award to continue to progress his compensation toward the market median. Mr. Hessling's 2024 LTI target award opportunity represents a 100% increase over his 2023 LTI target award to reflect his promotion to Chief Commercial Officer, effective January 1, 2024. Ms. Benson's 2024 LTI target award opportunity represents a 125% increase over her 2023 LTI target award to reflect her promotion to Chief Legal Officer and Corporate Secretary, effective January 1, 2024.

MPC PSUs

The Compensation and Organization Development Committee awards MPC PSUs to align our NEOs' long-term compensation interests with our shareholders' long-term investment interests by conditioning payout on our three-year PSU TSR performance relative to the peer group shown in the following table. Each PSU has a target value equal to the average MPC closing share price for the trading days in the 30 calendar days immediately prior to the grant date. PSUs vest in full at the end of the performance period and are settled in cash. The actual payout value is based on MPC's PSU TSR performance (which can range from 0% to 200%) multiplied by: (i) for 2022 PSUs, MPC's closing share price on the date the Committee certifies performance; and (ii) for 2023 and 2024 PSUs, MPC's average closing share price for the trading days in the final 30 calendar days of the performance period. To provide greater alignment with shareholders, payout is capped at 100% when MPC's PSU TSR is negative for the performance period.

PERFORMANCE PERIOD		
2022 PSUs	2023 PSUs	2024 PSUs
January 1, 2022 - December 31, 2024	January 1, 2023 - December 31, 2025	January 1, 2024 - December 31, 2026

PEER GROUP		
BP p.l.c.	Exxon Mobil Corporation	Valero Energy Corporation
Chevron Corporation	HF Sinclair Corporation*	Median of Compensation Reference Group
CVR Energy, Inc.	PBF Energy Inc.	S&P 500 Index
Delek US Holdings, Inc.	Phillips 66	Alerian MLP Index

For 2022 PSUs, HollyFrontier Corporation. For 2023 and 2024 PSUs, HF Sinclair Corporation.

PSU TSR CALCULATION

$$\frac{(\text{Ending Stock Price*} - \text{Beginning Stock Price*}) + \text{Cumulative Cash Dividends}}{\text{Beginning Stock Price*}}$$

* For 2022 PSUs, calculated as the average of each company's closing share price for the 20 trading days prior to each applicable date. For 2023 and 2024 PSUs, calculated as the average of each company's closing share price for the trading days in the 30 calendar days prior to each applicable date.

PSU TSR PERFORMANCE ASSESSMENT				
	Below Threshold	Threshold	Target	Maximum
PSU TSR Performance Percentile	Below 30th	30th	50th	100th (Highest)
Payout Percentage (% of Target)*	0%	50%	100%	200%

*Payout for performance between percentiles is determined using linear interpolation.

In January 2025, the Compensation and Organization Development Committee certified the final PSU TSR results for the 2022 PSUs as follows:

2022 PSUs	Actual PSU TSR (%)	Position Relative to Peer Group	PSU TSR Performance Percentile	Payout Percentage (% of Target)
January 1, 2022 - December 31, 2024	139.72	2nd of 13	91.67th	183.33

Each NEO's 2022 PSU target award was multiplied by: (i) the Payout Percentage shown in the table above and (ii) MPC's closing share price on the date the Committee certified performance, resulting in the following payouts:

Name	MPC 2022 PSU Target Award ($)	MPC 2022 PSU Target Award* (#)	Payout Percentage (%)	Performance-Adjusted PSUs (#)	MPC Closing Share Price on Certification Date ($)	Payout ($)
Mannen	2,460,000	31,759	183.33	58,224	154.31	8,984,545
Hennigan	7,350,000	94,888	183.33	173,959	154.31	26,843,613
Quaid	840,000	10,845	183.33	19,883	154.31	3,068,146
Aydt	840,000	10,845	183.33	19,883	154.31	3,068,146
Hessling	645,000	8,327	183.33	15,266	154.31	2,355,696
Benson	420,000	5,423	183.33	9,942	154.31	1,534,150

* Calculated as the target award value divided by the average MPC closing share price ($77.46) for the trading days in the 30 calendar days immediately prior to the grant date (March 1, 2022).

PSUs granted in 2023 and 2024 to our NEOs remain outstanding. See the "2024 Grants of Plan-Based Awards" and "Outstanding Equity Awards at 2024 Fiscal Year-End" tables on pages 55 and 56, respectively, for additional information about these awards.

MPC RSUs

The Compensation and Organization Development Committee awards MPC RSUs to promote our NEOs' ownership of our common stock, aid in retention and help our NEOs comply with our stock ownership guidelines. Awards generally vest ratably over three years. See the "2024 Grants of Plan-Based Awards" table on page 55 for additional information about MPC RSUs granted to our NEOs in 2024.

MPLX Phantom Units

Given our NEOs' responsibility for managing assets and businesses related to MPLX*, the Compensation and Organization Development Committee believes it is appropriate to include MPLX phantom units in our NEOs' LTI award mix to (i) strengthen alignment between our NEOs' compensation interests and the investment interests of MPLX's unitholders, including MPC, and (ii) help our NEOs comply with MPLX's unit ownership guidelines. MPLX phantom unit awards were recommended by the Compensation and Organization Development Committee and granted by an MPLX Board committee composed of the independent directors (the "MPLX Committee"). Awards generally vest ratably over three years. See the "2024 Grants of Plan-Based Awards" table on page 55 for additional information about MPLX phantom units granted to our NEOs in 2024.

---

* MPLX LP is a diversified, large-cap master limited partnership we formed in 2012 to own and operate midstream energy infrastructure and logistics assets and provide fuels distribution services. We own MPLX's general partner and approximately 64% (as of December 31, 2024) of MPLX's outstanding common units. MPLX common units are publicly traded on the NYSE. MPLX awards are granted by an MPLX Board committee and are valued on the basis of the MPLX common unit price, which is different than MPC's common share price.

Other Benefits

In addition to the three key compensation elements described above, our NEOs are generally eligible to participate in our market-competitive health and life insurance plans, long-term and short-term disability programs, and retirement and severance programs. We also provide limited perquisites to our NEOs consistent with market-based trends. None of these additional programs are considered material by the Compensation and Organization Development Committee when making compensation decisions.

Retirement Benefits

Retirement benefits provided to our NEOs and our broader employee group are designed to be consistent in value and aligned with benefits offered by the other companies with which we compete for talent. Benefits under our qualified and nonqualified plans are described in more detail in "Post-Employment Benefits for 2024," beginning on page 58, and "2024 Nonqualified Deferred Compensation," beginning on page 61.

Severance Benefits

MPC and MPLX maintain change in control plans designed to (i) preserve executives' economic motivation to consider a business combination that might result in job loss and (ii) compete effectively in attracting and retaining executives in an industry that features frequent mergers, acquisitions and divestitures. Our change in control benefits are described further in "Potential Payments Upon Termination or Change in Control," beginning on page 63.

Limited Perquisites

Our NEOs receive limited perquisites, which are consistent with those offered by companies in our compensation reference group.

Tax and Financial Planning Services

To offset the expense of obtaining professional tax, estate and financial planning services, we provide each of our senior leaders, including our NEOs, with a $15,000 annual stipend.

Health and Well-Being

Under our enhanced annual physical health program, our senior leaders, including our NEOs, are eligible for a comprehensive physical (generally in the form of a one-day appointment), with procedures similar to those available to all other employees under our health program.

Use of Corporate Aircraft

The primary use of our corporate aircraft is for business purposes. The Board has also authorized personal use of our corporate aircraft for each of Ms. Mannen, in her capacity as President and CEO, and Mr. Hennigan, in his capacity as Executive Chairman, in the interest of their safety, security and productivity. Certain other executives may be allowed limited personal use of our corporate aircraft, and occasionally, spouses or other guests may accompany our executive officers on corporate aircraft when space is available on business-related flights. All such personal use must be authorized by our CEO. The cost of any such travel that does not meet the Internal Revenue Code standard for business use is imputed as income to the executive officer.

Additionally, we entered into aircraft time sharing agreements with Ms. Mannen and Mr. Hennigan, effective August 14, 2024, pursuant to which either executive may elect to use our corporate aircraft for transportation and personal use from time to time on a time sharing basis. Pursuant to the terms of the agreements, Ms. Mannen and Mr. Hennigan, as applicable, may elect to pay us for her or his personal use of the aircraft. These agreements were approved by the Corporate Governance and Nominating Committee and will be reviewed on an annual basis consistent with our Related Person Transactions Policy described on page 75. Copies of these agreements were filed as exhibits to our quarterly report on Form 10-Q for the quarter ended September 30, 2024.

Safety and Security

Given the significant public profile of Ms. Mannen as our President and CEO, and Mr. Hennigan as our Executive Chairman, and the publicity given to our industry, the Board has authorized certain limited security benefits to each executive, including the maintenance, operation and monitoring of enhanced security systems. These benefits are monitored by the Compensation and Organization Development Committee and are taxable income to Ms. Mannen and Mr. Hennigan, as applicable.

Reportable values for these benefits and perquisites, based on the incremental costs to us, are included in the "All Other Compensation" column of the "2024 Summary Compensation Table" on page 53.

Compensation Governance

Stock Ownership Guidelines

Our stock ownership guidelines align our executive officers' long-term interests with those of our shareholders. These guidelines require the executive officers in the positions shown below to retain MPC common stock with a value at least equal to a target multiple of their annualized base salary. The targeted multiples vary depending upon the executive's position and responsibilities.

Position	Multiple of Base Salary
President and CEO	6x
Executive Chairman	6x
Executive Vice Presidents	4x
Chief Officers	2.5x
All Other Executives	1x

Compliance with these guidelines is reviewed annually by the Compensation and Organization Development Committee. Shares of MPC common stock owned outright, shares held in the MPC Thrift Plan (401(k)) and RSUs are counted when determining whether an executive has met the required ownership level. Executives have five years following the establishment of, or an increase in, their applicable stock ownership guideline to achieve the applicable target multiple. Any executive who does not achieve the stock ownership guideline within this five-year window must hold all equity we grant (other than shares withheld to cover required tax obligations) until the applicable ownership guideline has been achieved. All NEOs either meet these guidelines or are on track to comply within the applicable five-year period.

Prohibition on Hedging and Pledging

Under our policy on trading of securities, none of our directors, officers (including our NEOs) or select employees designated under the policy may purchase or sell any financial instrument, including but not limited to put or call options, the price of which is affected in whole or in part by changes in the price of our securities, unless such financial instrument was issued by us to such director, officer or covered employee. Further, no director, officer or covered employee may participate in any hedging transaction related to our securities. This policy ensures that our directors, officers and covered employees bear the full risk of MPC common stock ownership.

Clawback Policy

Short-term and long-term compensation received by covered officers, including our NEOs, is subject to clawback provisions under the MPC Officer Compensation Clawback Policy. If the Compensation and Organization Development Committee determines that a forfeiture event has occurred with respect to a covered officer, it may require reimbursement of any portion of such covered officer's bonus from the ACB program for each performance year during which the misconduct occurred, as well as recoupment of an amount up to the sum of all LTI awards (both time-based and performance-based) granted to, held by, earned by, or settled with respect to, such covered officer in the period during which the misconduct occurred. Forfeiture events include:

- MPC is required to prepare an accounting restatement as a result of misconduct, and the Committee determines that a covered officer (i) knowingly engaged in misconduct, (ii) was grossly negligent with respect to misconduct, or (iii) knowingly failed or was grossly negligent in failing to prevent misconduct;

- The Committee determines that a covered officer engaged in fraud, embezzlement or other similar misconduct materially detrimental to MPC; or

- The Committee determines that a covered officer engaged in intentional misconduct that caused, or might reasonably be expected to cause, reputational harm that results in a material financial impact to MPC.

The Compensation and Organization Development Committee, with the guidance of its independent compensation consultant, regularly evaluates this policy based upon, among other things, regulatory requirements, leading executive compensation governance practices and current market practices, and believes it effectively addresses senior executive conduct, manages risk and protects company and shareholder interests.

The MPC Officer Compensation Clawback Policy additionally contains NYSE-compliant provisions. In the event we are required to prepare an accounting restatement of our financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, the Compensation and Organization Development Committee will recover the excess incentive-based compensation received by any executive officer, including our NEOs, during the prior three fiscal years that exceeds the amount of incentive-based compensation that the executive officer otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

The provisions in the MPC Officer Compensation Clawback Policy are in addition to any clawback provisions under Section 304 of the Sarbanes-Oxley Act of 2002. The above summary of the MPC Officer Compensation Clawback Policy is qualified in its entirety by reference to the full text of the policy, which is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023.

Compensation Risk Assessment

The Compensation and Organization Development Committee's independent compensation consultant performs an annual assessment of the risks associated with our compensation programs. In October 2024, the Committee reviewed the most recent assessment, conducted by FW Cook, of our policies and practices for compensating our executive and non-executive employees as they relate to our risk management profile, concluding that our compensation programs do not motivate undue risk and are not reasonably likely to have a material adverse effect on MPC.

COMPENSATION PROGRAM RISK-MITIGATING FACTORS

✓ The balance between fixed versus variable compensation, cash versus equity, and short-term versus long-term incentives is appropriate.

✓ Our compensation programs are designed to appropriately mitigate risk:

 ○ Compensation programs are structured, with a market-based maximum earning opportunity.

 ○ Employee wealth creation is determined by sustained, multiyear performance, rather than by a single year.

 ○ Independent directors have discretion in determining payouts under our incentive programs.

✓ Our processes for administering compensation programs are robust and include appropriate levels of oversight, review, approval and governance:

 ○ The Compensation and Organization Development Committee, which is composed entirely of independent directors, oversees and administers our compensation programs.

 ○ The Committee has engaged an independent compensation consultant to provide advice regarding market trends on compensation form, design and amount.

✓ We have adopted tools to help mitigate risk, including:

 ○ Executive officers are required to comply with a rigorous stock ownership policy, and compliance is reviewed annually.

 ○ We maintain an insider trading policy, anti-hedging and pledging policies and a clawback policy.

Compensation Consultant Independence

The Compensation and Organization Development Committee engaged FW Cook as its independent compensation consultant for 2024. While the Committee oversees the consultant's activities, the consultant does interact with management to gather information and formalize proposals for presentation to the Committee. During 2024, FW Cook did not provide services to our management or us in excess of $120,000 that were not directly related to executive or director compensation matters.

In determining that the advice it receives from its independent compensation consultant is objective and not influenced by the consultant's working relationship with MPC or the Compensation and Organization Development Committee, the Committee assessed FW Cook's independence by considering, among other factors:

• FW Cook's provision of other services to us;

• The amount of fees we paid FW Cook, as a percentage of FW Cook's total revenue;

- FW Cook's policies and procedures that are designed to prevent conflicts of interest;

- Any business or personal relationship of any FW Cook consulting team member with any member of our Board or the Compensation and Organization Development Committee;

- Any MPC stock owned by FW Cook or any consulting team member; and

- Any business or personal relationship of any FW Cook employee with any of our executive officers.

The Compensation and Organization Development Committee has considered and assessed all relevant factors, including those required by the SEC, that could give rise to a potential conflict of interest and determined that its engagement of FW Cook as its independent compensation consultant for 2024 did not raise any conflicts of interest.

Tax Policy

Section 162(m) of the Internal Revenue Code of 1986 generally disallows a tax deduction to a public corporation for compensation over $1 million paid in any fiscal year to "covered employees," including our NEOs. The Compensation and Organization Development Committee has authorized, and expects in the future to authorize, compensation that will not be deductible under Section 162(m) when it believes doing so serves the best interests of the Company. The Committee intends to maintain its commitment to structuring our executive compensation program in a manner that aligns pay with performance.

Compensation Committee Interlocks and Insider Participation

Messrs. Galante (Chair), Alkhayyal, Bunch and Semple, and Mses. Paterson and Rucker, served on our Compensation and Organization Development Committee during all or portions of 2024. The Board determined that each member qualified as independent during the period of his or her service. No member of the Committee in 2024 was at any time during 2024 our officer or employee or had any relationship with us requiring disclosure under Item 404 of Exchange Act Regulation S-K. During 2024, none of our executive officers served as a member on the board of directors or compensation committee of any other entity that has an executive officer serving as a member of our Compensation and Organization Development Committee or Board of Directors.

Compensation and Organization Development Committee Report

The Compensation and Organization Development Committee has reviewed and discussed the Compensation Discussion and Analysis for 2024 with management and, based on such review and discussions, recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2024.

COMPENSATION AND ORGANIZATION DEVELOPMENT COMMITTEE

Edward G. Galante, Chair	Eileen P. Paterson
Abdulaziz F. Alkhayyal	Kim K.W. Rucker
Charles E. Bunch	Frank M. Semple
Jeffrey C. Campbell	

Executive Compensation Tables

2024 Summary Compensation Table

The following table provides information regarding compensation for our 2024 NEOs for the years shown.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Maryann T. Mannen President and CEO	2024	1,196,312	9,196,582	3,380,500	295,011	320,412	14,388,817
	2023	987,808	5,440,600	1,786,200	258,509	210,861	8,683,978
	2022	943,835	4,660,985	1,681,500	226,420	205,670	7,718,410
Michael J. Hennigan Executive Chairman and Former CEO	2024	1,457,377	17,084,462	3,759,500	799,469	654,345	23,755,153
	2023	1,737,809	16,200,864	4,688,700	741,763	685,356	24,054,492
	2022	1,675,343	13,925,769	4,376,800	595,747	714,873	21,288,532
John J. Quaid Executive Vice President and CFO	2024	800,000	3,578,607	1,125,600	170,296	135,135	5,809,638
Timothy J. Aydt Executive Vice President Refining	2024	879,180	3,462,987	1,391,400	331,938	182,385	6,247,890
	2023	834,027	2,901,619	1,372,100	—	162,910	5,270,656
	2022	612,849	1,591,599	1,158,600	37,080	122,213	3,522,341
Rick D. Hessling Chief Commercial Officer	2024	675,000	2,308,741	949,800	180,608	111,177	4,225,326
Molly R. Benson Chief Legal Officer and Corporate Secretary	2024	650,000	2,077,884	914,600	167,578	101,554	3,911,616

Salary shows the actual amount earned during the year. See page 43 in the CD&A for additional information on base salaries for 2024, including the effective dates of any mid-year base salary adjustments.

Stock Awards reflect the aggregate grant date fair value of LTI awarded for the year indicated, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, Compensation— Stock Compensation ("FASB ASC Topic 718"). The Compensation and Organization Development Committee awards LTI to our NEOs based on intended target values, which reflect established compensation valuation methodologies that differ in some respects from the FASB ASC Topic 718 methodologies; thus, the amounts shown in this table may differ from the intended target award values. See "2024 Long-Term Incentive Compensation Program—2024 Annual LTI Awards" beginning on page 46 for additional information about the intended target values for the 2024 LTI awards to our NEOs. For assumptions used to determine the values of LTI awards as shown in this table, see the "Grant Date Fair Value" note accompanying the "2024 Grants of Plan-Based Awards" table on page 55, Note 25 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024, and Note 2 to MPLX's financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2024.

PSUs are included in this column at their target value because target was determined to be the probable outcome for the applicable performance period at the time of grant of each award, consistent with the accounting treatment under GAAP. The maximum grant date value of the PSUs granted in 2024, assuming the highest level of performance achieved, is: Ms. Mannen, $11,919,254; Mr. Hennigan, $22,102,085; Mr. Quaid, $4,629,681; Mr. Aydt, $4,480,147; Mr. Hessling, $2,986,904; Ms. Benson, $2,688,256.

Non-Equity Incentive Plan Compensation reflects the total ACB award earned for the year indicated, paid the following year. See "2024 Annual Cash Bonus Program" beginning on page 43 for additional information on payouts under this program for 2024.

See "2024 Target Compensation Mix" on page 42 for additional information about the amount of salary and incentive compensation awarded to our NEOs in proportion to their total compensation.

Change in Pension Value and Nonqualified Deferred Compensation Earnings reflects the annual change in actuarial present value of accumulated benefits under our Retirement Plan and Excess Benefit Plan. See "Post-Employment Benefits for 2024," beginning on page 58, for more information about our defined benefit plans and the assumptions used to calculate these amounts. No deferred compensation earnings are reported as our nonqualified deferred compensation plans do not provide above-market or preferential earnings.

All Other Compensation aggregates our contributions to defined contribution plans and the limited perquisites we offer to our NEOs, which are described in more detail under "Other Benefits—Limited Perquisites" on page 49.

Name	Personal Use of Corporate Aircraft ($)	Company Physicals ($)	Tax and Financial Planning ($)	Security ($)	Company Contributions to Defined Contribution Plans ($)	Other ($)	Total All Other Compensation ($)
Mannen	83,731	4,806	15,000	—	208,673	8,202	320,412
Hennigan	187,480	4,806	15,000	3,919	432,719	10,421	654,345
Quaid	—	4,806	15,000	—	113,845	1,484	135,135
Aydt	—	4,806	15,000	—	157,961	4,618	182,385
Hessling	—	4,806	15,000	—	86,637	4,734	111,177
Benson	—	4,806	15,000	—	81,343	405	101,554

"*Personal Use of Corporate Aircraft*" reflects our aggregate incremental cost of personal use of corporate aircraft by our NEOs, their spouses or other guests for 2024. We determine the incremental cost for personal use of our corporate aircraft based on the variable costs to operate the aircraft, including incremental aircraft fleet maintenance, but excluding fixed costs that do not change based on usage, such as pilot compensation and the purchase and lease of aircraft. We believe this method provides a reasonable estimate of our incremental cost. No income tax assistance or gross-ups are provided for personal use of corporate aircraft. See "Other Benefits—Limited Perquisites" on page 49 for additional information regarding personal use of corporate aircraft by our NEOs.

"*Company Contributions to Defined Contribution Plans*" reflects our contributions under our tax-qualified retirement plans and related nonqualified deferred compensation plans. See "Post-Employment Benefits for 2024," beginning on page 58, and "2024 Nonqualified Deferred Compensation," beginning on page 61, for additional information.

"*Other*" reflects our aggregate incremental cost for (i) Company-sponsored meals and activities at off-site Board meetings, (ii) for Ms. Mannen and Messrs. Hennigan, Aydt and Hessling, attendance by their respective spouses at selected business events where appropriate due to the nature of the event and the participant mix, and (iii) the provision of certain digital protection services.

2024 Grants of Plan-Based Awards

The following table provides information regarding all MPC and MPLX plan-based awards, including cash-based incentive awards and equity-based awards, granted to our NEOs in 2024.

Name	Type of Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mannen	ACB		—	2,310,000	4,620,000					
	RSUs	3/1/2024							5,926	1,026,442
	RSUs	8/1/2024							6,921	1,198,579
	PSUs	3/1/2024				8,889	17,777	35,554		3,733,526
	PSUs	8/1/2024				5,191	10,381	20,762		2,226,102
	MPLX Phantom Units	3/1/2024							25,947	1,011,933 *
Hennigan	ACB		—	2,404,672	4,809,344					
	RSUs	3/1/2024							17,540	3,038,103
	PSUs	3/1/2024				26,310	52,619	105,238		11,051,042
	MPLX Phantom Units	3/1/2024							76,803	2,995,317 *
Quaid	ACB		—	720,000	1,440,000					
	RSUs	3/1/2024							3,674	636,374
	PSUs	3/1/2024				5,511	11,022	22,044		2,314,840
	MPLX Phantom Units	3/1/2024							16,087	627,393 *
Aydt	ACB		—	890,000	1,780,000					
	RSUs	3/1/2024							3,555	615,762
	PSUs	3/1/2024				5,333	10,666	21,332		2,240,073
	MPLX Phantom Units	3/1/2024							15,568	607,152 *
Hessling	ACB		—	607,500	1,215,000					
	RSUs	3/1/2024							2,370	410,508
	PSUs	3/1/2024				3,556	7,111	14,222		1,493,452
	MPLX Phantom Units	3/1/2024							10,379	404,781 *
Benson	ACB		—	585,000	1,170,000					
	RSUs	3/1/2024							2,133	369,457
	PSUs	3/1/2024				3,200	6,400	12,800		1,344,128
	MPLX Phantom Units	3/1/2024							9,341	364,299 *

* MPLX phantom units are granted under the 2018 MPLX Incentive Compensation Plan and valued on the basis of MPLX's common unit price.

Approval Dates. The MPC RSUs and PSUs granted on March 1, 2024 and August 1, 2024, were approved by the Compensation and Organization Development Committee on January 25, 2024 and July 30, 2024, respectively. The MPLX phantom units granted on March 1, 2024 were approved by the MPLX Committee on January 25, 2024.

MPC RSUs generally vest in equal installments on the first, second and third anniversaries of the grant date and are settled in MPC common stock. Unvested RSUs accrue dividend equivalents, which are paid on the scheduled vesting dates. Holders of unvested RSUs do not have voting rights.

MPC PSUs generally vest following a 36-month performance period and are settled 100% in cash. Unvested PSUs do not accrue dividends or dividend equivalents and do not have voting rights. The target PSUs shown reflect the target dollar value of each award divided by the MPC common stock 30-day average closing price prior to the grant date. The threshold, which is the minimum possible payout, is met when the relative PSU TSR percentile achieved is 30th, resulting in a payout percentage of 50%. Performance below this threshold would result in no payout. The maximum payout percentage is 200% of target. MPC PSUs are described in further detail beginning on page 47.

MPLX Phantom Units generally vest in equal installments on the first, second and third anniversaries of the grant date and are settled in MPLX common units. Distribution equivalents accrue on the phantom unit awards and are paid on the scheduled vesting dates. Holders of unvested phantom units have no voting rights.

Grant Date Fair Value reflects the total grant date fair value of each equity award calculated in accordance with FASB ASC Topic 718. The MPC RSU values are based on the MPC common stock closing price on the grant date (or the prior business day if the grant date did not fall on a business day), which was $173.21 and $173.18 for the

March 1, 2024 and August 1, 2024 awards, respectively. The MPC PSU values were $210.02 and $214.44 per unit, using a Monte Carlo valuation model, for the March 1, 2024 and August 1, 2024 awards, respectively. The MPLX phantom unit value is based on the MPLX common unit closing price on the grant date (or the prior business day if the grant date did not fall on a business day), which was $39.00 for the March 1, 2024 awards.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table provides information regarding the outstanding equity awards held by our NEOs as of December 31, 2024.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mannen	—	—				MPC	21,212	2,959,074	49,920	13,927,680
		—	—			MPLX	51,622 *	2,470,629 *	—	—
Hennigan		—	—			MPC	40,781	5,688,950	117,421	32,760,459
		—	—			MPLX	147,195 *	7,044,753 *	—	—
Quaid		—	—			MPC	6,491	905,495	18,276	5,099,004
		—	—			MPLX	24,714 *	1,182,812 *	—	—
Aydt		—	—			MPC	7,040	982,080	22,272	6,213,888
		—	—			MPLX	26,532 *	1,269,822 *	—	—
Hessling		—	—			MPC	4,203	586,319	11,947	3,333,213
		—	—			MPLX	15,798 *	756,092 *	—	—
Benson	3/1/2019	10,879	—	62.68	3/1/2029	MPC	3,449	481,136	10,269	2,865,051
	3/1/2020	17,196	—	47.73	3/1/2030	MPLX	13,286 *	635,868 *	—	—

* MPLX phantom units are granted under the 2018 MPLX Incentive Compensation Plan and valued on the basis of MPLX's common unit price.

Stock Options generally vest in equal installments on the first, second and third anniversaries of the grant date and expire 10 years after the grant date. The exercise price is generally equal to the closing price of MPC's common stock on the grant date (or the prior business day if the grant date did not fall on a business day). Option holders do not have voting rights or receive dividends on the underlying stock. No stock options have been granted to any NEO since 2020.

Number of Shares or Units of Stock That Have Not Vested reflect the number of unvested MPC RSUs and MPLX phantom units held on December 31, 2024. MPC RSUs and MPLX phantom units generally vest in equal installments on the first, second and third anniversaries of the grant date.

		MPC RSUs			MPLX Phantom Units		
Name	Grant Date	Number of RSUs That Have Not Vested (#)	Vesting Date	Grant Date	Number of Phantom Units That Have Not Vested (#)	Vesting Date	
Mannen	3/1/2022	3,529	3/1/2025	3/1/2022	8,359	3/1/2025	
	3/1/2023	4,836	3/1/2025, 3/1/2026	3/1/2023	17,316	3/1/2025, 3/1/2026	
	3/1/2024	5,926	3/1/2025, 3/1/2026, 3/1/2027	3/1/2024	25,947	3/1/2025, 3/1/2026, 3/1/2027	
	8/1/2024	6,921	8/1/2025, 8/1/2026, 8/1/2027		51,622		
		21,212					
Hennigan	3/1/2022	10,121	3/1/2025	3/1/2022	23,971	3/1/2025	
	3/1/2023	13,822	3/1/2025, 3/1/2026	3/1/2023	49,492	3/1/2025, 3/1/2026	
	3/1/2024	16,838	3/1/2025, 3/1/2026, 3/1/2027	3/1/2024	73,732	3/1/2025, 3/1/2026, 3/1/2027	
		40,781			147,195		
Quaid	3/1/2022	1,205	3/1/2025	3/1/2022	2,855	3/1/2025	
	3/1/2023	1,612	3/1/2025, 3/1/2026	3/1/2023	5,772	3/1/2025, 3/1/2026	
	3/1/2024	3,674	3/1/2025, 3/1/2026, 3/1/2027	3/1/2024	16,087	3/1/2025, 3/1/2026, 3/1/2027	
		6,491			24,714		
Aydt	3/1/2022	1,155	3/1/2025	3/1/2022	2,738	3/1/2025	
	3/1/2023	2,475	3/1/2025, 3/1/2026	3/1/2023	8,860	3/1/2025, 3/1/2026	
	3/1/2024	3,410	3/1/2025, 3/1/2026, 3/1/2027	3/1/2024	14,934	3/1/2025, 3/1/2026, 3/1/2027	
		7,040			26,532		

Name	Grant Date	MPC RSUs Number of RSUs That Have Not Vested (#)	Vesting Date	Grant Date	MPLX Phantom Units Number of Phantom Units That Have Not Vested (#)	Vesting Date
Hessling	3/1/2022	888	3/1/2025	3/1/2022	2,103	3/1/2025
	3/1/2023	1,034	3/1/2025, 3/1/2026	3/1/2023	3,704	3/1/2025, 3/1/2026
	3/1/2024	2,281	3/1/2025, 3/1/2026, 3/1/2027	3/1/2024	9,991	3/1/2025, 3/1/2026, 3/1/2027
		4,203			15,798	
Benson	3/1/2022	578	3/1/2025	3/1/2022	1,371	3/1/2025
	3/1/2023	825	3/1/2025, 3/1/2026	3/1/2023	2,955	3/1/2025, 3/1/2026
	3/1/2024	2,046	3/1/2025, 3/1/2026, 3/1/2027	3/1/2024	8,960	3/1/2025, 3/1/2026, 3/1/2027
		3,449			13,286	

Market Value of Shares or Units of Stock That Have Not Vested reflects the aggregate value of all unvested MPC RSUs and MPLX phantom units held on December 31, 2024, using the MPC closing common stock price ($139.50) and the MPLX closing common unit price ($47.86) on December 31, 2024, the last trading day of the year.

Equity Incentive Plan Awards That Have Not Vested reflects the number of unvested MPC PSUs held on December 31, 2024. PSUs generally vest following a 36-month performance period.

Name	Grant Date	Number of PSUs That Have Not Vested (#)	Performance Period	Name	Grant Date	Number of PSUs That Have Not Vested (#)	Performance Period
Mannen	3/1/2023	21,762	1/1/2023 - 12/31/2025	Aydt	3/1/2023	11,606	1/1/2023 - 12/31/2025
	3/1/2024	17,777	1/1/2024 - 12/31/2026		3/1/2024	10,666	1/1/2024 - 12/31/2026
	8/1/2024	10,381	1/1/2024 - 12/31/2026			22,272	
		49,920					
Hennigan	3/1/2023	64,802	1/1/2023 - 12/31/2025	Hessling	3/1/2023	4,836	1/1/2023 - 12/31/2025
	3/1/2024	52,619	1/1/2024 - 12/31/2026		3/1/2024	7,111	1/1/2024 - 12/31/2026
		117,421				11,947	
Quaid	3/1/2023	7,254	1/1/2023 - 12/31/2025	Benson	3/1/2023	3,869	1/1/2023 - 12/31/2025
	3/1/2024	11,022	1/1/2024 - 12/31/2026		3/1/2024	6,400	1/1/2024 - 12/31/2026
		18,276				10,269	

Market Value of Equity Incentive Plan Awards That Have Not Vested reflects the aggregate value of all unvested MPC PSUs held on December 31, 2024, calculated using the MPC closing stock price ($139.50) on December 31, 2024, the last trading day of the year, and an assumed payout of 200% per unit, which is the next higher performance achievement that exceeds the performance for these awards measured as of December 31, 2024.

Nonforfeitability of Certain Awards. Each NEO (other than Ms. Mannen and Mr. Quaid) is eligible for an Approved Separation, under which their outstanding MPC RSUs, MPC PSUs and MPLX phantom units would become nonforfeitable should they resign under certain conditions, as further discussed under "Potential Payments Upon Termination or Change in Control—Voluntary Termination—Approved Separation" on page 63.

When certain awards become nonforfeitable, applicable taxes are immediately due. So that the participants do not have an out-of-pocket expense for these awards that have not yet distributed, the award is instead reduced to cover the tax obligation. These awards continue to be reflected in the tables above as they remain subject to distribution on their original vesting dates; however, the portions used to pay any associated taxes have been excluded from these tables and are instead included in the "Option Exercises and Stock Vested in 2024" table on page 58.

Option Exercises and Stock Vested in 2024

The following table provides information regarding MPC stock options exercised by our NEOs in 2024, as well as MPC RSUs and MPLX phantom units vested in 2024.

Name		Option Awards		Stock Awards	
		Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares/Units Acquired on Vesting (#)	Value Realized on Vesting ($)
Mannen	MPC	—	—	37,504	6,306,428
	MPLX	—	—	28,060 *	1,090,692 *
Hennigan	MPC	—	—	31,923	5,482,810
	MPLX	—	—	81,596 *	3,202,316 *
Quaid	MPC	—	—	3,063	527,877
	MPLX	—	—	7,949 *	308,978 *
Aydt	MPC	—	—	3,936	674,447
	MPLX	—	—	10,739 *	423,759 *
Hessling	MPC	—	—	2,449	419,677
	MPLX	—	—	6,348 *	250,623 *
Benson	MPC	—	—	3,118	569,868
	MPLX	—	—	5,083 *	201,382 *

* MPLX phantom units are granted under the 2018 MPLX Incentive Compensation Plan and valued on the basis of MPLX's common unit price.

Option Awards: Value Realized on Exercise reflects the actual pre-tax gain realized by our NEOs upon exercise of stock options, which is the fair market value of the shares at exercise less the per share grant price. We have not granted stock options since 2020.

Stock Awards: Number of Shares/Units Acquired on Vesting includes the following numbers of shares/units used to pay the taxes associated with the vesting of certain awards held by the NEOs as discussed further under "Outstanding Equity Awards at 2024 Fiscal Year-End": Mr. Hennigan, 702 MPC RSUs, 3,071 MPLX phantom units; Mr. Aydt, 145 MPC RSUs, 634 MPLX phantom units; Mr. Hessling, 89 MPC RSUs, 388 MPLX phantom units; Ms. Benson, 87 MPC RSUs, 381 MPLX phantom units.

Stock Awards: Value Realized on Vesting reflects the fair market value of the shares/units on the vesting date.

Post-Employment Benefits for 2024

2024 Pension Benefits

The following table reflects the actuarial present value of accumulated benefits payable to each NEO under the Retirement Plan (defined below) and the defined benefit portion of the Excess Benefit Plan (defined below) as of December 31, 2024. These values have been determined using actuarial assumptions consistent with those used in our financial statements.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Mannen	Retirement Plan	4.00	121,026	—
	Excess Benefit Plan	4.00	739,218	—
Hennigan	Retirement Plan	7.58	253,488	—
	Excess Benefit Plan	7.58	3,298,186	—
Quaid	Retirement Plan	10.58	279,254	—
	Excess Benefit Plan	10.58	752,515	—
Aydt	Retirement Plan	39.58	569,936	—
	Excess Benefit Plan	39.58	1,757,445	—
Hessling	Retirement Plan	34.58	1,446,573	—
	Excess Benefit Plan	34.58	769,750	—
Benson	Retirement Plan	26.67	1,060,682	—
	Excess Benefit Plan	26.67	647,400	—

Number of Years Credited Service shows the number of years the NEO has participated in each plan. Plan participation service used to calculate each participant's benefit under the Retirement Plan legacy benefit formula (applicable only to Messrs. Aydt and Hessling, and Ms. Benson) was frozen as of December 31, 2009.

Present Value of Accumulated Benefit for the legacy benefit under the Retirement Plan was calculated assuming an 85% lump sum election rate with a lump sum interest rate between 0.50% and 2.00% (based on anticipated year of retirement) and the RP-2000 mortality table, and a 15% annuity election rate with a discount rate of 5.65% and the Pri-2012 mortality table with generational mortality improvements in accordance with Scale MP-2021, both calculated assuming retirement at age 62 (or current age, if later). See "Tax-Qualified Defined Benefit Retirement Plan" below for more detail on the legacy benefit formula.

The present value of accumulated benefits for the cash balance benefits under the Retirement Plan was calculated assuming retirement at age 62 (or current age, if later), a discount rate of 5.65%, a cash balance interest credit rating of 4.56% in 2024, 4.19% in 2025 and 4.78% in 2026 and beyond, and the Pri-2012 mortality table with generational mortality improvements in accordance with Scale MP-2021. See "Retirement Plan" below for more detail on the cash balance benefit formula under each plan.

Tax-Qualified Defined Benefit Retirement Plan
Our employees, including our NEOs, participate in the Marathon Petroleum Retirement Plan ("Retirement Plan"), a tax-qualified defined benefit retirement plan primarily designed to provide participants with income after retirement. The Retirement Plan is sponsored by Marathon Petroleum Company LP ("MPC LP"), our indirect wholly owned subsidiary. Participants in the plan become fully vested upon completing three years of vesting service. Normal retirement age under the plan is 65. The plan has both a "legacy" retirement benefit and a "cash balance" retirement benefit.

Legacy Benefit
Prior to 2010, the monthly benefit was determined under the following legacy benefit formula:

Legacy Monthly Benefit = [(1.6% x Monthly Final Average Pay) – (1.33% x Monthly Estimated Primary Social Security Benefit)] x Years of Participation

This formula was amended effective January 1, 2010, to cease future accruals of additional participation years and, as applied to eligible NEOs, cease further compensation updates. No more than 37.5 participation years may be recognized under the formula. Eligible earnings include, but are not limited to, pay for hours worked, pay for allowed hours, military leave allowance, commissions, bonuses and elective deferrals to the Thrift Plan (defined below). Age continues to be updated under the formula.

Under the legacy retirement benefit, a vested participant who is at least age 62 may retire prior to age 65 and receive an unreduced benefit. Mr. Hessling and Ms. Benson have legacy retirement benefits under the plan that remain subject to reduction as neither executive has reached age 62. Available benefits include various annuity options and a lump sum distribution option. Participants are eligible for early retirement upon reaching age 50 and completing 10 years of vesting service. If an employee retires between the ages of 50 and 62 with sufficient vesting service, the amount of benefit under the legacy benefit formula is reduced as follows:

Age at Retirement	62	61	60	59	58	57	56	55	54	53	52	51	50
Early Retirement Factor . . .	100%	97%	94%	91%	87%	83%	79%	75%	71%	67%	63%	59%	55%

The plan was amended effective August 31, 2022, to allow an active participant who has attained age 59.5 to elect to take an in-service distribution of their legacy retirement benefit on or after December 1, 2022. Mr. Aydt made such an election in 2022 with regard to his legacy retirement benefit, and the distribution was made in 2023. As of December 31, 2024, no other NEO was eligible to elect an in-service distribution.

Cash Balance Benefit
Starting in 2010, benefit accruals are determined under the following cash balance formula:

Cash Balance Annual Benefit = (Annual Compensation x Pay Credit Percentage) + (Account Balance x Interest Credit Rate)

Participants receive pay credit percentages based on the sum of their age and cash balance service:

Participant Points	Fewer than 50 Points	50-69 Points	70 Points or More
Pay Credit Percentage	7%	9%	11%

Annual compensation is limited to $345,000 for 2024 and generally includes wages and salary for time worked, with certain exclusions. Under the cash balance retirement benefit, a vested participant may retire at any age prior to 65 and receive an unreduced benefit. Each NEO has a vested cash balance retirement benefit under the plan that is not subject to reduction upon retirement. For 2024, Messrs. Hennigan, Aydt and Hessling, and Ms. Benson, received pay credits equal to 11% of compensation, and Ms. Mannen and Mr. Quaid received pay credits equal to 9% of compensation. There are no early retirement subsidies under the cash balance formula.

Excess Benefit Plan (Defined Benefit Portion)
The Marathon Petroleum Excess Benefit Plan ("Excess Benefit Plan"), sponsored by MPC LP, is an unfunded nonqualified deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees, including our NEOs. This plan generally provides benefits that participants would have otherwise received under the tax-qualified Retirement Plan were it not for Internal Revenue Code limitations. For our NEOs, eligible earnings under the plan include the compensation items shown above for the Retirement Plan, but without regard to any Internal Revenue Code limit, as well as any salary and bonus amounts deferred by the NEO under the Executive Deferred Compensation Plan (defined below).

With respect to Messrs. Aydt and Hessling, and Ms. Benson, who have frozen legacy-type benefits under the plan, eligible earnings for the legacy-type portion were determined using each NEO's highest consecutive 36-month compensation (exclusive of bonuses) and three highest bonuses earned over the 10-year period up to December 31, 2012. Notwithstanding Mr. Aydt's election to take an in-service distribution of his legacy retirement benefit under the Retirement Plan, as discussed above, he is deemed to continue to have a legacy-type benefit under the Retirement Plan for purposes of the Excess Benefit Plan. None of the other NEOs have a legacy-type benefit under the Excess Benefit Plan.

The Excess Benefit Plan permits the Compensation and Organization Development Committee, on a discretionary basis, to extend a lump sum retirement benefit supplement ("Service Benefit") to individual officers of MPC who have a frozen legacy-type benefit under the plan to offset the age-related erosion (if any) of the frozen legacy-type benefit from age 62 until such officer's actual retirement date or date of death. An officer must be vested under the Retirement Plan to qualify for the Service Benefit. Messrs. Aydt and Hessling, and Ms. Benson, have frozen legacy-type benefits under the plan; however, the Committee has not extended eligibility for this benefit to any of them at this time.

Tax-Qualified Defined Contribution Retirement Plan
The Marathon Petroleum Thrift Plan ("Thrift Plan"), sponsored by MPC LP, is a tax-qualified defined contribution retirement plan. In general, all of our employees, including our NEOs, are immediately eligible to participate in the plan. The purpose of the plan is to assist employees in maintaining a steady program of savings to supplement their retirement income and to meet other financial needs.

The Thrift Plan allows eligible employees, such as our NEOs, to make elective deferral contributions to their plan accounts on a pre-tax, after-tax or "Roth" basis from 1% to a maximum of 75% of their plan-considered gross pay, with such gross pay limited to the applicable Internal Revenue Code annual compensation limit ($345,000 for 2024). Eligible employees who are "highly compensated employees" as determined under the Internal Revenue Code, such as our NEOs, may make after-tax contributions to their plan accounts from only 1% to 6% of their plan-considered gross pay limited to the applicable Internal Revenue Code annual compensation limit ($345,000 for 2024). Employer matching contributions are made on such elective deferrals and after-tax contributions at a rate of 117% up to a maximum of 6% of an employee's plan-considered gross pay. All employee elective deferrals and after-tax contributions, and all employer matching contributions made, are fully vested.

2024 Nonqualified Deferred Compensation

The following table provides information regarding our nonqualified savings and deferred compensation plans.

Name	Plan	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Mannen	Deferred Compensation Plan	—	—	3,002	—	40,906
	Executive Deferred Compensation Plan	—	184,454	32,816	—	558,530
Hennigan	Deferred Compensation Plan	—	—	1,031,550	—	6,378,128
	Executive Deferred Compensation Plan	—	408,500	176,288	—	1,703,804
	MPC 2012 Incentive Compensation Plan	—	—	11,708	115,373	—
	MPC 2021 Incentive Compensation Plan	—	—	139,999	82,356	206,744
	MPLX LP 2018 Incentive Compensation Plan	—	—	528,371	522,708	700,738
Quaid	Deferred Compensation Plan	—	—	53,284	—	529,657
	Executive Deferred Compensation Plan	—	89,626	30,447	—	328,366
Aydt	Excess Benefit Plan	—	—	3,860	—	187,595
	Deferred Compensation Plan	—	—	28,335	—	160,773
	Executive Deferred Compensation Plan	—	133,742	23,306	—	396,232
	MPC 2012 Incentive Compensation Plan	—	—	1,154	11,374	—
	MPC 2021 Incentive Compensation Plan	—	—	23,362	10,981	32,531
	MPLX LP 2018 Incentive Compensation Plan	—	—	90,614	61,199	116,284
Hessling	Excess Benefit Plan	—	—	1,806	—	87,774
	Deferred Compensation Plan	—	—	34,678	—	173,919
	Executive Deferred Compensation Plan	—	62,418	89,467	—	418,795
	MPC 2012 Incentive Compensation Plan	—	—	788	7,764	—
	MPC 2021 Incentive Compensation Plan	—	—	13,732	7,014	19,180
	MPLX LP 2018 Incentive Compensation Plan	—	—	53,000	39,294	67,070
Benson	Excess Benefit Plan	—	—	507	—	24,632
	Deferred Compensation Plan	—	—	37,380	—	262,076
	Executive Deferred Compensation Plan	—	57,124	86,607	—	403,986
	MPC 2012 Incentive Compensation Plan	—	—	1,682	16,577	—
	MPC 2021 Incentive Compensation Plan	—	—	11,028	4,886	14,789
	MPLX LP 2018 Incentive Compensation Plan	—	—	43,980	32,074	53,414

Executive Contributions are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the "2024 Summary Compensation Table" on page 53.

Company Contributions are also included in the "All Other Compensation" column of the "2024 Summary Compensation Table" on page 53.

Aggregate Earnings for long-term incentive and incentive compensation plans include accrued dividends/dividend equivalents and distribution equivalents on nonforfeitable MPC RSUs and MPLX phantom unit awards.

Aggregate Withdrawals/Distributions represent the payment of dividends/dividend equivalents and distribution equivalents accrued on nonforfeitable awards.

Aggregate Balance at Last Fiscal Year-End. Of the amounts shown in this column, the following amounts have been reported in our Summary Compensation Table for previous years:

	Mannen	Hennigan	Quaid	Aydt	Hessling	Benson
Deferred Compensation Plan	39,582	2,574,630	—	—	—	—
Executive Deferred Compensation Plan	322,702	1,076,991	—	180,249	—	—

Excess Benefit Plan (Defined Contribution Portion)

The Excess Benefit Plan is an unfunded, nonqualified deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. Participants receive employer matching contributions equal to the amount they would have otherwise received under the tax-qualified Thrift Plan were it not for Internal Revenue Code limitations.

Defined contribution accruals in the Excess Benefit Plan are credited with interest equal to that paid in a specified investment option of the Thrift Plan, which was 2.10% for the year ended December 31, 2024. All plan distributions are paid in a lump sum following the participant's separation from service. In general, our NEOs no longer actively participate in the defined contribution portion of the Excess Benefit Plan, and all subsequent-year nonqualified employer matching contributions for NEOs now accrue under the Executive Deferred Compensation Plan (defined below).

Deferred Compensation Plan

The Marathon Petroleum Deferred Compensation Plan ("Deferred Compensation Plan"), sponsored by MPC LP, is an unfunded, nonqualified deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees, including our NEOs. Effective January 1, 2021, the plan was generally frozen with respect to any further MPC participant salary and bonus deferrals and additional company contribution credited amounts. Prior to the plan's freeze, participants could defer up to 20% of their salary and bonus each year in a tax-advantaged manner, with irrevocable deferral elections made in December of each year for amounts to be earned in the following year. The plan credited matching contributions on a participant's deferrals equal to the match under the Thrift Plan (117% as in effect prior to the plan's freeze) plus an amount equal to the matching contributions the participant would have received, but for Internal Revenue Code limitations and compensation limits, under the Thrift Plan. Participants are fully vested in all amounts credited on their behalf under the plan. Participants may make notional investments of their notional plan accounts from among certain investment options offered under the Thrift Plan, and participants' notional plan accounts are credited with notional earnings and losses based on the result of those investment elections. Participants generally receive payment of their plan benefits in a lump sum following separation from service.

Executive Deferred Compensation Plan

The Marathon Petroleum Executive Deferred Compensation Plan ("Executive Deferred Compensation Plan"), sponsored by MPC LP, is an unfunded, nonqualified deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees, including our NEOs. Participants may defer 5% to 20% (in whole percentage increments) of their base salary and annual bonus each year in a tax-advantaged manner. Deferral elections are made each December for amounts to be earned in the following year and are irrevocable. The plan credits matching contributions on a participant's deferrals equal to the match under the Thrift Plan plus an amount equal to the matching contributions the participant would have received, but for Internal Revenue Code limitations and compensation limits, under the Thrift Plan. Participants are fully vested in their deferrals and matching contributions. Participants may make notional investments of their notional plan accounts from among certain investment options offered under the Thrift Plan, and participants' notional plan accounts are credited with notional earnings and losses based on the result of those investment elections. Participants may elect to receive payment of their plan benefits in a lump sum or in annual installments over two to five years on or beginning on a specified date while in service or following separation from service.

Section 409A Compliance

All of our nonqualified deferred compensation plans in which our NEOs participate are intended to comply with, or be exempt from, Section 409A of the Internal Revenue Code. As a result, distribution of amounts subject to Section 409A may be delayed for six months following retirement or other separation from service where the participant is considered a "specified employee" for purposes of Section 409A. All of our NEOs are "specified employees" for purposes of Section 409A.

Potential Payments Upon Termination or Change in Control

The following discussion provides information regarding the compensation payable to our NEOs under each hypothetical termination scenario, assuming that the applicable termination event occurred on December 31, 2024, based on the plans and agreements in place on that date. The actual payments to which an NEO would be entitled may only be determined based upon the actual occurrence and circumstances surrounding the termination.

Our NEOs would be entitled under each termination scenario to receive their vested benefits that have accrued under our employee and qualified retirement and nonqualified deferred compensation plans. For more information about our retirement and deferred compensation programs, see "Post-Employment Benefits for 2024," beginning on page 58, and "2024 Nonqualified Deferred Compensation," beginning on page 61.

Voluntary Termination

Resignation
We generally do not enter into employment or severance agreements with our NEOs. An NEO who voluntarily resigns is not entitled to a severance payment in most circumstances, is generally only eligible for a bonus under the ACB program if he or she remained employed through the end of the ACB performance period, and will forfeit LTI awards still subject to forfeiture unless provided otherwise in the applicable award agreement.

Approved Separation
Our NEOs generally are eligible for an Approved Separation once they reach age 55 and have at least five years of employment with MPC or its subsidiaries. As of December 31, 2024, each of our NEOs (other than Ms. Mannen and Mr. Quaid) was eligible for an Approved Separation.

An NEO who resigns pursuant to an Approved Separation is generally only eligible for a bonus under the ACB program if he or she remained employed through the end of the ACB performance period, unless the NEO is also retirement-eligible, in which case he or she is eligible for a bonus in his or her year of retirement as discussed below.

Under the terms of their respective award agreements, MPC PSUs, MPC RSUs and MPLX phantom units generally become nonforfeitable upon an eligible NEO's Approved Separation provided he or she has held the awards at least six months and provided notice at least three months (for awards granted in 2023 and 2024; six months for awards granted in 2022) prior to resignation. The Compensation and Organization Development Committee may, in its sole discretion, waive this notice requirement. See the tables and accompanying narrative under "Outstanding Equity Awards at 2024 Fiscal Year-End" beginning on page 56 for more information about these nonforfeitable awards and their respective vesting dates.

Retirement
Our employees, including our NEOs, generally are eligible for retirement once they reach age 50 and have at least 10 years of vesting service with MPC or its subsidiaries. As of December 31, 2024, Messrs. Quaid, Aydt and Hessling and Ms. Benson were retirement-eligible.

Additionally, our mandatory retirement policy requires certain officers, including our NEOs, to retire from service with the Company upon attaining age 65, absent a waiver or extension by the Board.

Retirement-eligible NEOs, and NEOs who retire due to our mandatory retirement policy, are eligible for a bonus under the ACB program in their year of retirement. This bonus is determined and paid in the normal course and prorated based on eligible earnings for the performance period.

LTI awards still subject to forfeiture generally are forfeited upon retirement, except in the case of mandatory retirement, whereupon they vest in full. Payout for MPC PSUs that vest pursuant to mandatory retirement will occur following the full performance cycle based on its certified results.

Involuntary Termination Without Cause
We generally do not enter into employment or severance agreements with our NEOs. An NEO whose employment is terminated by us without cause is eligible for (i) the same termination allowance plan available to all other employees, which would pay an amount between eight and 62 weeks of salary based either on service or salary level, as well as (ii) a bonus under our ACB program determined and paid in the normal course and prorated for service up to the termination date. All unvested LTI awards would be forfeited unless provided otherwise in the applicable award agreement.

Involuntary Termination for Cause

An NEO who is involuntarily terminated for cause will not be entitled to a severance payment or a bonus under the ACB program and will forfeit all unvested LTI awards unless provided otherwise in the applicable award agreement.

Death

In the event of the death of an NEO during the ACB performance period, his or her bonus would be paid immediately at target and prorated based on eligible earnings for the performance period. LTI awards immediately vest in full upon death, with MPC PSUs vesting at the target level.

Change in Control

Our NEOs participate in two change in control severance plans: the MPC Senior Leader Change in Control Severance Benefits Plan ("MPC CIC Plan") and the MPLX Senior Leader Change in Control Severance Benefits Plan ("MPLX CIC Plan"). These change in control plans are designed to (i) preserve executives' economic motivation to consider a business combination that might result in job loss and (ii) compete effectively in attracting and retaining executives in an industry that features frequent mergers, acquisitions and divestitures.

Upon a change in control (as defined in the applicable plan or LTI award) of MPC or MPLX and a qualified termination (as defined in the applicable plan), our NEOs would be eligible for the following benefits:

- A cash severance payment equal to three times the sum of the NEO's current annual base salary and current target annual cash bonus;

- A cash welfare benefits payment equal to 18 months of the current monthly COBRA premium; and

- Accelerated vesting of all outstanding MPC LTI awards (in the case of an MPC change in control) and/or all outstanding MPLX LTI awards (in the case of an MPLX change in control).

Benefits under each plan are payable only upon a change in control and a qualified termination. A qualified termination generally occurs when an NEO's employment with our affiliates and us ends in connection with, or within two years after, a change in control. A qualified termination for this purpose does not include an NEO's:

- Separation due to death;

- Termination for cause (as defined in the applicable plan); or

- Voluntary termination without good reason (as defined in the applicable plan). "Good reason" generally includes a material reduction in base compensation, authority, duties or responsibilities, or being required to relocate more than 50 miles from one's current location.

In the event of a change in control and qualified termination under both plans, our NEOs would receive benefits under only one plan – whichever provides the greater benefits at that time. NEOs who receive an offer for comparable employment from an acquirer or successor entity in an MPLX change in control will not be eligible to receive benefits under the MPLX CIC Plan.

The following table shows compensation payable to our NEOs as a direct result of each specified hypothetical termination scenario, assuming the applicable termination event occurred on December 31, 2024, based on the plans and agreements in place on that date.

Name	Severance ($)	MPC RSUs/ MPLX Phantom Units Vested ($)(1)(2)	MPC PSUs Vested ($)(1)(3)	Life and Health Insurance Benefits ($)(4)	Total ($)
Mannen					
Resignation/Involuntary Termination[5]	—	—	—	—	—
Change in Control w/ Qualified Termination	11,130,000	5,429,703	6,963,840	25,430	23,548,973
Death	—	5,429,703	6,963,840	2,800,000	15,193,543
Hennigan					
Resignation/Involuntary Termination[5]	—	—	—	—	—
Change in Control w/ Qualified Termination	8,347,500	—	—	35,689	8,383,189
Death	—	—	—	2,100,000	2,100,000
Quaid					
Resignation/Involuntary Termination[5]	—	—	—	—	—
Change in Control w/ Qualified Termination	4,560,000	2,088,307	2,549,502	44,196	9,242,005
Death	—	2,088,307	2,549,502	1,600,000	6,237,809

Name	Severance ($)	MPC RSUs/ MPLX Phantom Units Vested ($)(1)(2)	MPC PSUs Vested ($)(1)(3)	Life and Health Insurance Benefits ($)(4)	Total ($)
Aydt					
Resignation/Involuntary Termination[5]	—	—	—	—	—
Change in Control w/ Qualified Termination	5,340,000	—	—	25,430	5,365,430
Death	—	—	—	1,780,000	1,780,000
Hessling					
Resignation/Involuntary Termination[5]	—	—	—	—	—
Change in Control w/ Qualified Termination	3,847,500	—	—	35,689	3,883,189
Death	—	—	—	1,350,000	1,350,000
Benson					
Resignation/Involuntary Termination[5]	—	—	—	—	—
Change in Control w/ Qualified Termination	3,705,000	—	—	14,116	3,719,116
Death	—	—	—	1,300,000	1,300,000

[1] LTI amounts in this table reflect the value of equity that would vest on an accelerated basis as a direct result of each scenario. Because of their eligibility for an Approved Separation, as discussed above, each NEO (other than Ms. Mannen and Mr. Quaid) holds LTI awards that have become nonforfeitable by their terms. Awards no longer subject to forfeiture are not included in this table. See the tables and accompanying narrative under "Outstanding Equity Awards at 2024 Fiscal Year-End" beginning on page 56 for more information about these nonforfeitable awards and their respective vesting dates.

[2] Amounts shown are calculated based on the closing prices of our common stock ($139.50) and MPLX common units ($47.86) on December 31, 2024, the last trading day of the year.

[3] MPC PSUs would be paid out based on actual performance for the period from the grant date to the date of change in control/death, and target performance for the period from the date of change in control/death to the end of the performance period. Amounts shown are calculated using the MPC PSUs' target value ($139.50, the closing price of our common stock on December 31, 2024, the last trading day of the year).

[4] Under a change of control with a qualified termination, this amount consists of 18 months of COBRA premiums. In the event of death, this amount consists of life insurance that would be paid out to the applicable NEO's estate.

[5] Includes the following termination scenarios: Resignation; Approved Separation; Involuntary Termination without Cause; and Involuntary Termination for Cause.

CEO Pay Ratio

SEC rules require us to disclose the ratio of the annual total compensation of our CEO, Ms. Mannen, to the median of the annual total compensation of all our employees (other than Ms. Mannen).

We identified our median employee as of November 30, 2024 (changed from October 31, which was used to select the 2021 median employee, due to administrative convenience) by analyzing the accumulated actual wages and bonus amounts paid to each employee, other than our CEO, from January 1, 2024 through November 30, 2024. We selected this process to determine our median employee as we believe such accumulated pay reasonably reflects the median employee's annual total compensation taking into account all of our employees. We included in our analysis 18,448 full-time regular, part-time, casual and international employees (consisting of 18,371 employees in the U.S. and 77 employees outside the U.S.), as of November 30, 2024. As permitted by SEC rules, we excluded for administrative convenience our employees from the following non-U.S. jurisdictions: Canada (7 employees), Mexico (57 employees), Peru (1 employee), Singapore (8 employees) and United Kingdom (4 employees), which together accounted for approximately 0.42% of our total employee population.

We calculated our median employee's total compensation using the same methodology required by the SEC rules for disclosure of compensation to the CEO in the "2024 Summary Compensation Table" on page 53. Pursuant to SEC rules, compensation for Ms. Mannen, who was promoted to CEO effective August 1, 2024, is shown on an annualized basis to reflect her total compensation had she served as CEO for the entirety of 2024. Thus, Ms. Mannen's total compensation shown in the following table is greater than the amount of her 2024 compensation shown in the "Total" column of the "2024 Summary Compensation Table" on page 53 because the total below reflects a larger base salary ($1,400,000 as annualized) and a larger LTI target ($12,000,000 as annualized).

Pay Ratio Calculation

Ms. Mannen's total compensation as CEO (annualized)	$17,395,923
Median employee's annual total compensation	$173,773
Ratio of CEO to median employee annual total compensation	100 to 1

Pay Versus Performance

SEC rules require us to disclose the following information concerning executive compensation and certain financial performance information about the Company for the periods shown.

| Year | Summary Compensation Table Total for PEO ($) | Compensation Actually Paid to PEO ($) | Average Summary Compensation Table Total for Non-PEO NEOs ($) | Average Compensation Actually Paid to Non-PEO NEOs ($) | Value of Initial Fixed $100 Investment Based On: | | Net Income ($ millions) | MPC Relative TSR Performance Percentile |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
2024	14,388,817	13,378,717	5,048,618	4,572,852	273.26	177.54	5,067	50.00th
	23,755,153	21,868,592	—	—	—	—	—	—
2023	24,054,492	49,644,470	5,557,272	10,633,993	284.79	189.79	11,172	100.00th
2022	21,288,532	54,026,557	4,759,899	11,070,030	218.21	153.61	16,050	83.33rd
2021	21,185,206	34,913,307	5,601,203	6,430,233	116.95	90.02	11,001	91.67th
2020	15,534,265	21,219,014	5,628,257	5,101,562	72.64	66.82	(9,977)	90.00th
	10,005,700	10,070,251	—	—	—	—	—	—

Summary Compensation Table Total for Principal Executive Officer ("PEO") and **Compensation Actually Paid to PEO** include the following PEOs for each year shown:

- 2024: Ms. Mannen (top row), who was promoted to the CEO role effective August 1, 2024, and Mr. Hennigan (bottom row), who transitioned from the CEO role to Executive Chairman on that date
- 2023, 2022 and 2021: Mr. Hennigan
- 2020: Mr. Hennigan (top row), who was promoted to the CEO role effective March 17, 2020, and Gary R. Heminger (bottom row), who stepped down from the CEO role on that date but continued to serve in his role as Chairman of the Board through April 29, 2020

Average Summary Compensation Table Total for Non-PEO NEOs and **Average Compensation Actually Paid to Non-PEO NEOs** include the following non-PEO NEOs for each year shown:

- 2024: Mr. Quaid, Mr. Aydt, Mr. Hessling and Ms. Benson
- 2023: Ms. Mannen, Mr. Aydt, Suzanne Gagle and Gregory S. Floerke
- 2022: Ms. Mannen, Ms. Gagle, Mr. Aydt, Mr. Floerke and Raymond L. Brooks
- 2021: Ms. Mannen, Mr. Brooks, Ms. Gagle, Brian C. Davis, Donald C. Templin and Timothy T. Griffith
- 2020: Mr. Templin, Mr. Griffith, Mr. Brooks and Ms. Gagle

Value of Initial Fixed $100 Investment assumes that the value of the investment in our common stock and in the peer group (including reinvestment of dividends) was $100 at market close on December 31, 2019 (the last trading day of 2019), and tracks such investment through market close on the last trading day of each applicable year.

Total Shareholder Return ("MPC TSR") is calculated for purposes of this column in accordance with Exchange Act Regulation S-K Item 402(v)(2)(iv), which is different than the PSU TSR calculation used for the MPC Relative TSR Performance Percentile shown in the final column of this table.

Peer Group Total Shareholder Return is shown for the S&P 500 Oil & Gas Refining & Marketing Sub-Industry Index, the same peer group used for the Stock Return Performance Graph included in our 2024 Annual Report.

MPC Relative TSR Performance Percentile is based on the metric used for the MPC PSUs, discussed in more detail beginning on page 47. Amounts shown in this table for each year reflect MPC's one-year PSU TSR relative to the one-year PSU TSR of the peer group used for the MPC PSUs awarded for that year. For example, the amount shown for 2024 reflects MPC's one-year PSU TSR performance relative to the PSU TSR performance of the peer group used for the 2024 PSUs as shown on page 47.

As shown on page 42 under "2024 Target Compensation Mix," a significant portion of our NEOs' total target compensation is awarded in the form of MPC PSUs; thus, the Compensation and Organization Development Committee believes the MPC Relative TSR Performance Percentile is the most important financial measure used to link NEO compensation for 2024 to MPC's performance.

Compensation Actually Paid ("CAP") for 2024 is calculated in accordance with SEC Regulation S-K, Item 402(v)(2)(iii), and includes the aggregate of:

- Salary earned for 2024, as shown in the "Salary" column of the "2024 Summary Compensation Table" ("SCT") on page 53.

- The total ACB award earned for 2024, paid in 2025, as shown in the "Non-Equity Incentive Plan Compensation" column of the SCT.

- MPC's aggregate contributions in 2024 to defined contribution plans and the value of 2024 perquisites, as shown in the "All Other Compensation" column of the SCT. This value was earned and received in 2024.

- The actuarial present value of each officer's benefit under our defined benefit pension plans attributable to services rendered during 2024, determined by our actuary using actuarial assumptions consistent with those used in our financial statements. This value was earned in 2024 but will not be received until a future date.

- For LTI awards made in 2024 that were outstanding as of December 31, 2024, the fair value of these awards as of December 31, 2024. This value was not received in 2024, but is representative of estimated potential value that may be received in the future.

- For LTI awards made prior to 2024 that were outstanding as of December 31, 2024, the year-over-year change in fair value of these awards from December 31, 2023, to December 31, 2024. This value was not received in 2024, but is representative of the change in estimated potential value that may be received in the future.

- For LTI awards made in 2024 that distributed in 2024, the fair value of these awards as of the distribution date. This value was received in 2024.

- For LTI awards made prior to 2024 that distributed in 2024, the change in fair value of these awards from December 31, 2023, to the distribution date. Our NEOs may have received more or less than this value in 2024, as the amount included here only reflects the change in value from December 31, 2023, through the distribution date.

- LTI awards made prior to 2024 that were forfeited in 2024 are subtracted from CAP using the fair value of such awards as of December 31, 2023. This decreases CAP and reflects value that will not be received.

- Dividend equivalents (MPC) and distribution equivalents (MPLX) accrued during 2024 on unvested LTI awards. As these accrued dividends/distribution equivalents are paid when the underlying award distributes, this value was received in 2024 only in respect of the underlying awards that distributed in 2024. The value of the remaining accrued dividend equivalents and distribution equivalents may be received if and when the underlying awards distribute in the future.

CAP for the other years shown is calculated using substantially the same methodology as for 2024. *Therefore, CAP for each year shown includes both value that has been received in that year, as well as estimated value that may be received in the future if and when the associated LTI award distributes, or may not be received at all if the associated LTI award is forfeited.* Value received for LTI awards in the future may be more or less than the value included in CAP for each year shown depending on the value of MPC common stock and MPLX common units at the time such awards distribute.

In accordance with Regulation S-K, Item 402(v)(2)(iii), the 2024 CAP values reflect the following additions and deductions to the SCT totals.

		Deductions from SCT Total		Additions to SCT Total		
2024 SCT to CAP Total Reconciliation	**SCT Total ($)**	**Grant Date Fair Value of Equity-Based Awards ($)**	**Change in Pension Value ($)**	**Pension Service Cost ($)**	**Value or Change in Value of Equity Awards as Summarized Below ($)**	**CAP Total ($)**
PEO (Mannen)	14,388,817	9,196,582	295,011	210,527	8,270,966	13,378,717
PEO (Hennigan)	23,755,153	17,084,462	799,469	519,415	15,477,955	21,868,592
Non-PEO NEOs (avg.)	5,048,618	2,857,055	212,605	92,326	2,501,568	4,572,852

Deductions from SCT Total include the amounts shown in the SCT "Stock Awards" column and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column. Additions to SCT Total reflect the value of equity calculated in accordance with SEC methodology for determining CAP. The equity components of 2024 CAP are further detailed in the following supplemental table.

2024 Change in Value of Equity Awards	Year-End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year-End Over Year-End Change in Fair Value of Unvested Equity Awards Granted in Prior Years ($)	Vesting Date Fair Value of Vested Equity Awards Granted in the Year ($)	Year-End Over Vesting Date Change in Fair Value of Vested Equity Awards Granted in Prior Years ($)	Fair Value at Prior Year-End of Equity Awards Cancelled in the Year ($)	Value of Dividends or Other Earnings on Equity Awards in the Year ($)	Total Change in Value of Equity Awards as Included Above ($)
PEO (Mannen)	7,180,504	(9,122)	—	852,038	—	247,546	8,270,966
PEO (Hennigan)	13,626,346	(51,925)	252,232	971,223	—	680,078	15,477,955
Non-PEO NEOs (avg.)	2,291,718	(7,090)	28,819	102,983	—	85,138	2,501,568



MPC TSR vs. PEER GROUP TSR



CAP vs. MPC TSR



CAP vs. MPC NET INCOME



CAP vs. MPC RELATIVE TSR PERFORMANCE PERCENTILE

2024 FINANCIAL PERFORMANCE MEASURES USED TO LINK NEO CAP TO MPC PERFORMANCE

MPC Relative TSR Performance Percentile

Relative Adjusted EBITDA per Barrel

ACB Adjusted EBITDA

Distributable Cash Flow at MPLX per Unit

Refining and Corporate Costs

See the description of our ACB program beginning on page 43 for information on additional performance measures the Compensation and Organization Development Committee believes are critical to driving execution of our business strategy and desired culture and creating long-term shareholder value.

BOARD PROPOSALS

Proposal 4. Approve an Amendment to the Certificate of Incorporation to Declassify the Board of Directors

 The Board of Directors recommends you vote **FOR** this proposal to amend our Restated Certificate of Incorporation to phase out the classified Board so that the Board is fully declassified by the 2028 annual meeting.

Our Restated Certificate of Incorporation provides for three classes of directors, with each class elected for a three-year term. The Board believes it is advisable and in the best interests of the Company and its shareholders to amend our Restated Certificate of Incorporation to phase out the classified Board so that the Board is fully declassified by the 2028 annual meeting of shareholders (the "Declassification Amendment"). The Board recommends that shareholders approve the Declassification Amendment, which is attached to this Proxy Statement as Appendix II.

The proposed Declassification Amendment will amend Article Six of our Restated Certificate of Incorporation to provide that our classified Board structure will be phased out beginning at the 2026 annual meeting of shareholders, such that from and after the 2028 annual meeting of shareholders, all directors will be up for election at each annual meeting and will serve for a term of one year and until such directors' successors are duly elected and qualified or until such directors' earlier death, resignation or removal.

Pursuant to the Declassification Amendment, the phaseout of the classified Board commences with the 2026 annual meeting of shareholders, at which the Class III directors will be up for election, and each such director will be elected for a one-year term. At the 2027 annual meeting of shareholders, the Class III and Class I directors will be up for election, and each such director will be elected for a one-year term. Finally, at the 2028 annual meeting of shareholders, all classes of directors will be up for election, and each director elected at the 2028 annual meeting of shareholders (and at all annual meetings thereafter) will be elected for a one-year term and until his or her successor is duly elected and qualified or until such director's earlier death, resignation or removal. The phasing in of annual elections of directors over this period is designed so that the term of any incumbent director will not be shortened, and to ensure a smooth transition to a system of annual elections of all our directors.

The Declassification Amendment also provides that directors elected to fill any vacancy on the Board, or to fill newly created director positions resulting from an increase in the number of directors, before the 2028 annual meeting of shareholders would serve the remainder of the term for the class to which they are elected.

Under Delaware law, directors of companies that have a classified board may be removed only for cause, unless the certificate of incorporation provides otherwise, while directors of companies that do not have a classified board may be removed with or without cause. Article Six of our Restated Certificate of Incorporation provides that a director may be removed from office only with cause and upon the approval of holders of 80% of the voting power of the then outstanding shares of stock entitled to vote in the election of directors. The proposed Declassification Amendment will amend such provision to provide that, beginning with the 2028 annual meeting of shareholders (that is, when the Board is no longer classified), a director may be removed from office with or without cause. In addition, the proposed Supermajority Elimination Amendment described in Proposal 5 would, among other things, amend Article Six such that removal of directors would require the approval of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote in the election of directors.

The description in this proposal of the Declassification Amendment is a summary of the proposed amendment to our Restated Certificate of Incorporation and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the proposed Declassification Amendment, a copy of which is attached to this Proxy Statement as Appendix II.

The affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote is required to approve this proposal. Because brokers may not cast a vote on this proposal without instruction, it is very important that shareholders vote their shares.

The Board recommended a similar proposal at our 2021, 2022, 2023 and 2024 annual meetings of shareholders. While those proposals received the support of a majority of the votes cast, they did not receive enough votes to achieve the 80% threshold necessary to amend the Restated Certificate of Incorporation.

If our shareholders approve the proposed Declassification Amendment, we intend to file with the Secretary of State of the State of Delaware a Certificate of Amendment setting forth the Declassification Amendment, which will become effective upon filing and effectiveness. The Declassification Amendment does not change the present number of directors or the Board's authority to change that number and to fill any vacancies or newly created directorships. The Board also intends to approve conforming amendments to our Bylaws, contingent upon shareholder approval of the Declassification Amendment.

If our shareholders approve the proposed Declassification Amendment and the Supermajority Elimination Amendment described in Proposal 5, we intend to file with the Secretary of State of the State of Delaware a Certificate of Amendment setting forth the Declassification Amendment and the Supermajority Elimination Amendment, as set forth in Appendix IV to this Proxy Statement, which will become effective upon filing and effectiveness.

Proposal 5. Approve an Amendment to the Certificate of Incorporation to Eliminate Supermajority Provisions

 The Board of Directors recommends you vote **FOR** this proposal to eliminate the supermajority provisions in our Restated Certificate of Incorporation.

Our Restated Certificate of Incorporation contains "supermajority voting provisions" requiring the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote to remove directors and to amend certain sections of the Restated Certificate of Incorporation, including the sections relating to amendments to the Restated Certificate of Incorporation. The proposed amendment to our Restated Certificate of Incorporation (the "Supermajority Elimination Amendment") would remove this 80% requirement, and the vote required for future amendments would be the standard required by applicable law.

The Board has carefully considered the advantages and disadvantages of maintaining the supermajority voting provisions in our Restated Certificate of Incorporation and determined that it is in the best interests of the Company and its shareholders to approve the Supermajority Elimination Amendment.

The description in this proposal of the Supermajority Elimination Amendment is a summary of the proposed amendment to our Restated Certificate of Incorporation and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the proposed Supermajority Elimination Amendment, a copy of which is attached to this Proxy Statement as Appendix III.

The affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote is required to approve this proposal. Because brokers may not cast a vote on this proposal without instruction, it is very important that shareholders vote their shares.

The Board recommended a similar proposal at our 2021, 2022, 2023 and 2024 annual meetings of shareholders. While those proposals received the support of a majority of the votes cast, they did not receive enough votes to achieve the 80% threshold necessary to amend the Restated Certificate of Incorporation.

If our shareholders approve the proposed Supermajority Elimination Amendment, we intend to file with the Secretary of State of the State of Delaware a Certificate of Amendment setting forth the Supermajority Elimination Amendment, which will become effective upon filing and effectiveness.

If our shareholders approve the proposed Supermajority Elimination Amendment and the Declassification Amendment described in Proposal 4, we intend to file with the Secretary of State of the State of Delaware a Certificate of Amendment setting forth the Supermajority Elimination Amendment and the Declassification Amendment, as set forth in Appendix IV to this Proxy Statement, which will become effective upon filing and effectiveness.

SHAREHOLDER PROPOSAL

We have been notified that one MPC shareholder intends to present a proposal for consideration at the Annual Meeting. The shareholder making this proposal has submitted the proposal and supporting statement set forth below, and we are presenting the proposal and supporting statement as they were submitted to us. While we may take issue with certain of the statements contained in the proposal and supporting statement, we have limited our response to the most important points and have not attempted to address all the statements with which we disagree. The shareholder proponent has indicated that he holds the requisite number of MPC securities in accordance with Rule 14a-8 requirements. The proponent's address and stock ownership, as well as the names of any co-filers, will be furnished by MPC's Chief Legal Officer and Corporate Secretary to any person, orally or in writing as requested, promptly upon receipt of any such request.

The affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on the proposal will be required for approval of the proposal. Abstentions and broker non-votes will be counted as represented and entitled to vote and will thus have the same effect as votes against the proposal. The shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

Proposal 6. Shareholder Proposal to Support Simple Majority Vote

 The Board of Directors recommends you vote **AGAINST** the following proposal.

John Chevedden has notified MPC that he intends to present the following proposal at the Annual Meeting.

Shareholder Proposal and Supporting Statement

Proposal 6 – Support Simple Majority Vote



Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

The Marathon Petroleum Board of Directors put this important proposal topic on the 2023 MPC annual meeting ballot and failed by not a large margin to obtain the required 80% vote from all shares outstanding for the 3rd time since 2020 since less than 80% of MPC shares typically cast ballots. It is time that the MPC Board of Directors stop exercising its shareholders on this topic and get serious with adopting this important topic.

The 80% approval requirement was adopted decades ago, not because it had any merit, but because it was adopted at a time when good corporate governance was not considered important plus mutual funds and institutional investors then did not fully recognize their duty to vote on corporate governance issues in the best interest of shareholders.

In order to gauge whether the MPC Board is really serious about adopting this important proposal topic it would be of use to shareholders for the Board of Directors to prepare a detailed report, omitting proprietary data, on the Board of Directors' expenses to proxy solicitors and other vendors to obtain the challenging 80% approval requirement from all shares outstanding on this proposal topic when less than 80% of MPC shares typically cast ballots. This report need not be prepared if each next MPC Board of Directors proposal on this important topic receive the required 80% vote.

At least a preliminary report shall be included with the Item 5.07 filing within 4-days of the annual meeting and a final report shall be included in an Item 5.07 filing within 30-days of the annual meeting.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. MPC's supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements can be used to block proposals supported by most shareholder but opposed by management.

Please vote yes:
Support Simple Majority Vote – Proposal 6

Board of Directors' Response to Proposal 6

The Board has carefully considered this proposal and recommends you vote AGAINST it.

The Board agrees with the proponent that eliminating the supermajority provisions in our Restated Certificate of Incorporation would be in shareholders' best interests. That is why we have asked shareholders every year, beginning in 2021, to approve a binding amendment to our Restated Certificate of Incorporation that would eliminate the supermajority provisions. At the 2025 Annual Meeting, we are once again asking shareholders to approve a binding amendment to our Restated Certificate of Incorporation that would eliminate the supermajority provisions. See Proposal 5 on page 70 for more information about the Supermajority Elimination Amendment and why the Board recommends that shareholders approve it.

The following table shows the voting results on this proposal from our 2021, 2022, 2023 and 2024 annual meetings. Shareholders who voted at these annual meetings overwhelmingly supported the Board's proposal; however, fewer than 80% of our shareholders have voted at each meeting. Because our Restated Certificate of Incorporation requires the affirmative vote of at least 80% of the outstanding shares of our common stock to approve a proposal to eliminate the supermajority voting requirements, the proposal has failed to receive the required vote each year.

Year	Total Shares Outstanding and Entitled to Vote	Total Votes Cast on Proposal (For, Against or Abstain)	Total Votes FOR Proposal	Votes FOR Proposal (as a % of Votes Cast)	Votes FOR Proposal (as a % of Outstanding Shares) 80% Needed for Approval
2021	651,968,833	434,740,403	429,706,659	98.84%	65.91%
2022	558,574,459	399,391,653	394,807,815	98.85%	70.68%
2023	441,625,642	319,165,262	314,650,951	98.59%	71.25%
2024	360,336,089	249,012,245	245,557,789	98.61%	68.15%

As a large public company with many individual shareholders, we annually incur over $1 million for printing and mailing proxy materials, voting solicitation and tabulation, virtual meeting hosting and other related expenses in connection with our annual meeting of shareholders. In addition, we have in various years incurred additional costs focused on encouraging shareholders to vote in favor of the Board's supermajority elimination proposal. We have engaged various proxy solicitors to assess our shareholder base and help us strategize on various paths to obtain the 80% threshold needed to approve the Board's supermajority elimination proposal. As shown in the table above, however, these actions and additional expense have not resulted in the necessary vote turnout.

In consultation with our proxy solicitor, we will continue to monitor our shareholder base and annual meeting voting results to determine when and if additional actions and expenditures to encourage shareholder voting could positively impact the voting result on this proposal.

Given that Proposal 5 already seeks elimination of the supermajority provisions in our Restated Certificate of Incorporation, and that MPC continues to demonstrate its commitment to take the necessary steps to obtain shareholder approval for the Board's proposal, the Board believes this proposal is unnecessary and recommends you vote **AGAINST** it.

OTHER INFORMATION

Stock Ownership Information

Security Ownership of Management

The following table shows the number of shares of MPC common stock and MPLX common units beneficially owned as of February 1, 2025, by each director and director nominee, each NEO, and by all current directors and executive officers as a group. The address for each person is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio 45840. Unless otherwise indicated, to our knowledge, each person or member of the group shown has sole voting and investment power with respect to the securities shown, and none of the shares or units shown is pledged as security. As of February 1, 2025, there were 313,805,638 shares of MPC common stock outstanding and 1,016,599,461 MPLX common units outstanding.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Total Outstanding (%)	
	MPC Common Stock	MPLX Common Units	MPC	MPLX
Current Non-Executive Directors				
Abdulaziz F. Alkhayyal	23,189	7,402	*	*
Evan Bayh	68,305	54,486	*	*
Charles E. Bunch	34,455	19,892	*	*
Jeffrey C. Campbell	6,533	2,150	*	*
Jonathan Z. Cohen	13,732	4,564	*	*
Kimberly N. Ellison-Taylor	1,049	460	*	*
Edward G. Galante	23,766	9,898	*	*
Eileen P. Paterson	1,049	460	*	*
Kim K.W. Rucker	24,745	21,928	*	*
Frank M. Semple	12,258	543,265	*	*
J. Michael Stice	21,992	46,228	*	*
John P. Surma	67,205	78,892	*	*
Susan Tomasky	28,023	5,716	*	*
Named Executive Officers				
Maryann T. Mannen	87,526	87,100	*	*
Michael J. Hennigan	219,040	357,249	*	*
John J. Quaid	32,434	44,539	*	*
Timothy J. Aydt	14,514	55,956	*	*
Rick D. Hessling	8,342	28,802	*	*
Molly R. Benson	54,947	35,419	*	*
All Current Directors and Current Executive Officers as a Group (22 individuals)	791,309	1,513,115	*	*

* Less than 1% of common shares or common units outstanding, as applicable.

MPC Common Stock beneficial ownership amounts include:

• Restricted stock unit awards that vest upon the director's retirement from service on the Board as follows: Mr. Alkhayyal, 23,189; Mr. Bayh, 57,205; Mr. Bunch, 27,840; Mr. Campbell, 443; Mr. Cohen, 13,732; Ms. Ellison-Taylor, 1,049; Mr. Galante, 17,353; Ms. Paterson, 1,049; Ms. Rucker, 17,353; Mr. Semple, 12,258; Mr. Stice, 21,992; Mr. Surma, 57,205; Ms. Tomasky, 17,353.

• Shares of common stock indirectly beneficially held in trust as follows: Mr. Campbell, 6,090; Mr. Surma, 10,000.

• All stock options exercisable within 60 days of February 1, 2025, as follows: Ms. Benson, 28,075.

• RSUs as follows: Ms. Mannen, 21,212; Mr. Hennigan, 40,781; Mr. Quaid, 6,491; Mr. Aydt, 7,040; Mr. Hessling, 4,203; Ms. Benson, 3,449; all other executive officers, 9,249.

MPLX Common Unit beneficial ownership amounts include:

- Phantom unit awards that settle in common units upon a director's retirement from service on the Board as follows: Mr. Alkhayyal, 7,402; Mr. Bayh, 10,486; Mr. Bunch, 8,462; Mr. Campbell, 150; Mr. Cohen, 4,564; Ms. Ellison-Taylor, 460; Mr. Galante, 5,716; Ms. Paterson, 460; Ms. Rucker, 5,716; Mr. Semple, 49,971; Mr. Stice, 45,528; Mr. Surma, 71,392; Ms. Tomasky, 5,716.

- Common units indirectly beneficially held in trust as follows: Mr. Campbell, 2,000; Mr. Semple, 493,294; Mr. Stice, 700.

- Phantom unit awards as follows: Ms. Mannen, 51,622; Mr. Hennigan, 147,195; Mr. Quaid, 24,714; Mr. Aydt, 26,532; Mr. Hessling, 15,798; Ms. Benson, 13,286; all other executive officers, 65,506.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as to each shareholder of whom we are aware that, based on filings with the SEC, beneficially owned 5% or more of the outstanding shares of our common stock as of December 31, 2024.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
	Number of Shares	Percent of Class				
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	33,521,556	10.7%	—	453,967	31,973,164	1,548,392
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	30,922,841	9.9%	28,384,284	—	30,922,841	—
State Street Corporation State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114	25,127,390	8.0%	—	18,246,186	—	25,099,168

Percent of Class is based on 313,805,638 MPC shares outstanding as of February 1, 2025.

The Vanguard Group: Amounts are derived from Schedule 13G/A filed with the SEC on September 10, 2024.

BlackRock, Inc.: Amounts are derived from Schedule 13G filed with the SEC on January 25, 2024.

State Street Corporation: Amounts are derived from Schedule 13G/A filed with the SEC on January 30, 2024.

Insider Trading Policies and Procedures

We have adopted an insider trading policy applicable to our directors, officers and employees. Additionally, as stated in our insider trading policy, securities trading activity by and on behalf of MPC is subject to oversight by our management pursuant to the guidelines and procedures in place from time to time. We believe our insider trading policy and the guidelines and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as NYSE listing standards. A copy of our insider trading policy was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2024.

Related Party Transactions

Policy and Procedures with Respect to Related Person Transactions

The Board has adopted a Related Person Transactions Policy to establish procedures for the notification, review, approval, ratification and disclosure of related person transactions. Our intent is to enter into or ratify a related person transaction only when the Board, acting through the Corporate Governance and Nominating Committee, determines that the transaction is in the best interests of our shareholders and us.

The Related Person Transactions Policy is available under the "Investors" tab of our website by selecting "Corporate Governance." The material features of the policy are:

✓ Annually, and at other times as circumstances require, directors, director nominees and executive officers must submit updated information sufficient for the Corporate Governance and Nominating Committee to identify the existence of and evaluate possible related person transactions not previously approved or ratified. Known transactions with beneficial owners of 5% or more of our common stock are also assessed.

✓ If the Chief Legal Officer and Corporate Secretary determines that a proposed transaction is a related person transaction, it will be submitted to the Corporate Governance and Nominating Committee. The Committee, considering all relevant facts and circumstances, will approve only those proposed transactions that it determines are in the best interests of our shareholders and us.

✓ Any related person transaction that has not been previously approved or ratified must be submitted to the Corporate Governance and Nominating Committee, which considers whether ratification, amendment or termination of the transaction is in the best interests of our shareholders and us.

✓ We may not hire any immediate family member of a director or executive officer unless approved by the Corporate Governance and Nominating Committee. If an employee's immediate family member becomes our director or executive officer, no material change in that employee's terms of employment, including compensation, may be made without the Committee's prior approval.

Relationship with MPLX

As of December 31, 2024, we owned through our affiliates approximately 64% of MPLX's outstanding common units. We also own through our affiliates 100% of MPLX GP, which in turn owns the non-economic general partner interest in MPLX. MPLX GP manages MPLX's operations and activities through its officers and directors. In addition, various of our officers and directors also serve as officers and/or directors of MPLX. Accordingly, we view transactions between MPLX and us as related party transactions and have provided the following disclosures with respect to such transactions during 2024. Unless the context otherwise requires, references in the following discussion to "we" or "us" refer to our affiliates and us.

Distributions
Pursuant to its partnership agreement, MPLX makes cash distributions to its unitholders, including us as the indirect holder of MPLX common units. During 2024, MPLX distributed to us $2,270 million with respect to the common units.

Reimbursements
Under its partnership agreement, MPLX reimburses MPLX GP and its affiliates, including us, for all costs and expenses incurred on MPLX's behalf. The amount reimbursed by MPLX in 2024 was $2 million.

Transactions and Commercial and Other Agreements with MPLX
During 2024, pursuant to the agreements described below, we paid MPLX $4,174 million for services, $214 million for products, $90 million for management services, $1,319 million for rent expenses and $35 million in reimbursements for maintenance capital and other expenditures; and we received $1,957 million in reimbursements for services provided and costs and expenses incurred on behalf of MPLX and for products sold to MPLX.

Long-Term, Fee-Based Commercial Agreements
MPLX provides transportation, gathering, terminal, fuels distribution, marketing, storage, management, operational and other services to us, and we provide MPLX with minimum quarterly throughput volumes on crude oil and refined products and other fees for storage capacity, operating and management fees and reimbursements for certain direct and indirect costs. We also pay a fixed fee for 100% of available capacity for boats, barges and third-party chartered equipment under the marine transportation service agreements.

Operating Agreements

MPLX operates various pipelines owned by us, and we pay MPLX an operating fee for operating the assets and reimburse MPLX for all associated direct and indirect costs. Most of these agreements are indexed for inflation.

Co-location Services Agreements

MPLX pays us monthly fixed fees and direct reimbursements for management, operational and other services we provide.

Ground Lease Agreements

Certain of MPLX's facilities are located on properties owned by our refineries. MPLX pays us monthly fixed fees under these ground leases, which are subject to various terms.

Marine Services Agreement

We pay an MPLX subsidiary a fixed annual fee for providing oversight and management services for our marine business. This fee is adjusted annually for inflation and any changes in the scope of the management services provided.

Omnibus Agreements

MPLX pays us fixed annual fees for executive management services and general and administrative services, as well as any associated out-of-pocket costs and expenses. We have agreed to indemnify MPLX for certain matters, including environmental, title and tax matters.

Employee Services Agreements

MPLX reimburses us for employee benefit expenses and costs incurred for certain operational and management services.

Keep Whole Commodity Agreement

We pay MPLX a processing fee for natural gas liquids related to keep-whole agreements, and MPLX pays us a marketing fee in exchange for assuming the commodity risk.

Loan Agreement

One of our wholly owned subsidiaries is party to a loan agreement with MPLX. Under the terms of the agreement, we extend loans to MPLX on a revolving basis, as requested by MPLX and as agreed to by us, up to a maximum borrowing capacity of $1.5 billion in aggregate principal amount of loans at any time outstanding. The loan agreement was renewed on July 31, 2024, and is scheduled to expire, and borrowings under the loan agreement are scheduled to mature and become due and payable, on July 31, 2029, provided that we may demand payment of all or any portion of the outstanding principal amount of the loan, together with all accrued and unpaid interest and other amounts (if any), at any time prior to maturity. Borrowings under the loan agreement bear interest at the one-month Secured Overnight Financing Rate adjusted upward by 0.10% plus 1.25%, or such lower rate then applicable under MPLX's revolving credit facility. There was no activity under this facility during 2024, and the outstanding balance at December 31, 2024 was $0.

Directors, Officers and Immediate Family Members

We entered into aircraft time sharing agreements with Ms. Mannen and Mr. Hennigan, effective August 14, 2024, pursuant to which either executive may elect to use Company aircraft for transportation and personal use from time to time on a time sharing basis. Pursuant to the terms of the agreements, Ms. Mannen and Mr. Hennigan, as applicable, may elect to pay us for her or his personal use of the aircraft from time to time. These agreements were approved by the Corporate Governance and Nominating Committee and will be reviewed on an annual basis consistent with our Related Person Transactions Policy described above. Copies of these agreements were filed as exhibits to our quarterly report on Form 10-Q for the quarterly period ended September 30, 2024.

Two sons of Mr. Aydt, our Executive Vice President Refining, are employed by subsidiaries of the Company in non-executive roles. Nate Aydt, a Trader in the Commercial organization, has been employed with us for 11 years, predating Mr. Aydt's appointment as an executive officer. His aggregate compensation received from us in 2024 was $186,829. Justin Aydt, a Lead Materials Management Advisor in the Supply Chain organization, has been employed with us for 15 years, predating Mr. Aydt's appointment as an executive officer. His aggregate compensation received from us in 2024 was $145,428. Compensation for each individual was established by the Company in accordance with its compensation practices applicable to employees with comparable qualifications and responsibilities and holding similar positions and without the involvement of Mr. Aydt.

FAQs About Voting and the Annual Meeting

Q. When and where is the Annual Meeting?

A. The 2025 Annual Meeting of Shareholders will be held on Wednesday, April 30, 2025, beginning at 10 a.m. EDT online at www.virtualshareholdermeeting.com/MPC2025.

Q. What am I voting on and how does the Board recommend that I vote?

A. The following table summarizes each proposal, the Board's voting recommendation for each proposal and the vote required for each proposal to pass.

Proposal	Board Recommendation	Page Reference	Voting Standard
Proposal 1. Elect four director nominees to Class II	**FOR** each nominee	8	Majority of votes cast for each director
Proposal 2. Ratify the appointment of our independent auditor for 2025	**FOR**	33	Majority of votes cast
Proposal 3. Approve, on an advisory basis, our named executive officer compensation	**FOR**	35	Majority of votes cast
Proposal 4. Approve an amendment to the Certificate of Incorporation to declassify the Board of Directors	**FOR**	69	80% of outstanding shares entitled to vote
Proposal 5. Approve an amendment to the Certificate of Incorporation to eliminate supermajority provisions	**FOR**	70	80% of outstanding shares entitled to vote
Proposal 6. Vote on one shareholder proposal, if properly presented	**AGAINST**	71	Majority of shares present

Q. Who is entitled to vote?

A. You may vote if you held MPC common stock at the close of business on March 3, 2025, which is the record date for our Annual Meeting. On that date, there were 311,531,359 shares of our common stock outstanding and entitled to be voted at the Annual Meeting. Each share is entitled to one vote.

Q. How do I attend the virtual Annual Meeting?

A. If you plan to attend the virtual Annual Meeting, you must be a holder of MPC shares as of March 3, 2025. To participate in the virtual Annual Meeting, visit www.virtualshareholdermeeting.com/MPC2025 and enter the 16-digit control number included in your Notice, proxy card or voting instruction form. You may log in to the meeting platform beginning at 9:45 a.m. EDT on April 30, 2025. The meeting will begin promptly at 10 a.m. EDT on April 30, 2025.

The virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should give themselves plenty of time to log in and ensure they have a strong Wi-Fi connection, and they can hear streaming audio prior to the start of the meeting.

If you encounter technical difficulties with the virtual meeting platform on the meeting day, please call the technical support number shown on the meeting website. Technical support will be available starting at 9:45 a.m. EDT until the end of the meeting.

Q. How do I ask a question during the virtual Annual Meeting?

A. The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your 16-digit control number. Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/MPC2025.

Q. How do I vote?

A. Shareholders of record may vote either online during the virtual Annual Meeting or by proxy prior to the Annual Meeting. Whether or not you plan to participate in the virtual Annual Meeting, we encourage you to vote by proxy prior to the virtual Annual Meeting using one of the following options. If you attend the virtual Annual Meeting and vote during the meeting, that vote will override your proxy vote.



Via the Internet:
Follow the instructions in the Notice, proxy card or voting instruction form.



Call Toll-Free:
Call the toll-free number on your proxy card or voting instruction form.



Mail Signed Proxy Card:
Follow the instructions on your proxy card or voting instruction form.

Q. How do I know whether I am a shareholder of record or a beneficial owner of shares?

A. If your shares are registered in your name with our transfer agent, Computershare Trust Company, N.A., you are a shareholder of record with respect to those shares, and you received the Notice or printed proxy materials directly from us. If your shares are held in an account at a brokerage firm, bank, broker-dealer or other similar organization, you are the "beneficial owner" of such shares, and the Notice or printed proxy materials were forwarded to you by that organization. In that circumstance, the organization is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct the organization how to vote the shares held in your account.

Q. How are votes counted?

A. Each share counts as one vote.

Q. May I change or revoke my vote?

A. If you are a shareholder of record, you may change or revoke your vote before the Annual Meeting by submitting a subsequent proxy card, voting again via telephone or the internet, by written request to our Chief Legal Officer and Corporate Secretary prior to the meeting or by attending the virtual Annual Meeting and voting your shares online. Any change or revocation of your vote must be received by the applicable voting deadline.

If you are a beneficial owner of shares, you must contact your broker or other intermediary with whom you have an account to change or revoke your voting instructions.

Q. What is the voting requirement to approve each proposal?

A. **Proposal 1**. Our Bylaws include a majority vote standard for uncontested director elections. Because the number of nominees does not exceed the number of directors to be elected at the Annual Meeting, the election of each director nominee is uncontested and thus requires a majority of the votes cast. Abstentions and broker non-votes will not be considered votes "cast" and will have no effect on the outcome.

Any director nominee who does not receive a majority of the votes cast is required by our Bylaws to submit an irrevocable resignation to the Corporate Governance and Nominating Committee of the Board, which will make a recommendation to the Board as to whether to accept or reject the resignation or take other action. The Board would, within 90 days following certification of the election results, publicly disclose its decision regarding the resignation and, if such resignation was rejected, the rationale behind the decision.

Proposal 2 will be approved if it receives the affirmative vote of a majority of the votes cast. Abstentions will not be considered votes "cast" and will have no effect on the outcome. Because the ratification of an independent auditor is a routine matter on which brokers may vote, there will be no broker non-votes with respect to this proposal.

Proposal 3 will be approved if it receives the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not be considered votes "cast" and will have no effect on the outcome. Although the advisory vote on this proposal is nonbinding, the Board will consider the results of the vote when making executive compensation decisions.

Each of **Proposals 4 and 5** will be approved if it receives the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote. Abstentions and broker non-votes will have the same effect as votes against the proposal.

Proposal 6 will be approved if it receives the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote. Abstentions and broker non-votes will have the same effect as votes against the proposal.

Q. **What are "broker non-votes?"**

A. The NYSE permits brokers to vote their customers' shares on routine matters when the brokers have not received voting instructions from such customers. The ratification of an independent auditor is an example of a routine matter on which brokers may vote in this manner. Brokers may not vote their customers' shares on non-routine matters, such as the election of directors or proposals related to executive compensation, unless they have received voting instructions from their customers. Shares held by brokers on behalf of customers who do not provide voting instructions on non-routine matters are "broker non-votes."

Q. **Why did I receive a Notice in the mail regarding the internet availability of proxy materials instead of a full set of printed materials?**

A. We provide our proxy materials over the internet. Unless you request a printed copy of the proxy materials, we will send you a Notice explaining how to access the proxy materials over the internet. This allows us to expedite your receipt of proxy materials, conserve natural resources and lower the cost of the meeting. You can request proxy materials in printed form by following the instructions provided in the Notice.

Q. **Will I receive more than one copy of the proxy materials if multiple shareholders share my address?**

A. Unless we have received contrary instructions from one or more of the shareholders sharing your address, we will send only one set of proxy materials to your address. You may request, and we will promptly deliver upon such request, a separate copy of proxy materials be sent to your address by calling (419) 421-3636 or by writing to Marathon Petroleum Corporation, Shareholder Services Office, 539 South Main Street, Findlay, OH 45840. Shareholders sharing an address who now receive multiple copies of the proxy materials may request delivery of a single set by calling us at the above number or writing to us at the above address.

Q. **What constitutes a quorum?**

A. Under our Bylaws, a quorum is a majority of the voting power of the outstanding shares of stock entitled to vote. Both abstentions and broker non-votes are counted in determining whether a quorum is present for the meeting.

Q. **Will any other matters be presented at the Annual Meeting?**

A. If any matters are presented at the Annual Meeting other than the proposals on the proxy card, the members of the Proxy Committee will vote on them using their best judgment. Your signed proxy card, or internet or telephone vote, provides this authority. Under our Bylaws, notice of any matter (including director nominations outside of our proxy access process) to be presented by a shareholder for a vote at the Annual Meeting must have been received by December 14, 2024, and must have been accompanied by certain information about the shareholder presenting it.

Q. **Who is soliciting proxies, how are proxies solicited, and what are the costs of proxy solicitation?**

A. The Board is soliciting proxies for the matters to be voted on at the Annual Meeting. We will pay the costs of this solicitation of proxies. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone, in person or by other means. They will not receive any extra compensation for this work. We have retained D.F. King & Co., Inc., a professional proxy soliciting organization, to assist with the solicitation of proxies for a fee of $25,000, plus a charge for telephone solicitations and reimbursement for certain expenses. We will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation material to beneficial owners of our common stock, and we will reimburse them for reasonable out-of-pocket expenses they incur in connection with forwarding the material.

Q. **When must shareholder proposals and director nominations be submitted for the 2026 annual meeting?**

A. In accordance with our Bylaws, shareholder proposals submitted for inclusion in our 2026 Proxy Statement must be received in writing by our Chief Legal Officer and Corporate Secretary no later than the close of business on November 17, 2025. Notices of shareholder director nominations for inclusion in our 2026 Proxy Statement must be received by our Chief Legal Officer and Corporate Secretary on or after October 18, 2025, and no later than the close of business on November 17, 2025, and must comply with our proxy access Bylaw provisions. Shareholder proposals (including director nominations) submitted outside the process for inclusion in our 2026 Proxy Statement must be received from shareholders of record on or after November 17, 2025, and no later than the close of business on December 17, 2025, and must comply with the requirements set forth in our Bylaws.

In addition to satisfying the notice requirements under our Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act no later than 60 calendar days prior to the anniversary date of the 2025 Annual Meeting (for the 2026 annual meeting, no later than March 2, 2026, given that March 1, 2026, falls on Sunday). However, if the date of the 2026 annual meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2026 annual meeting or the 10th calendar day following the day on which public announcement of the date of the 2026 annual meeting is first made.

Shareholder proposals, director nominations and related notices submitted pursuant to the previous two paragraphs should be sent to our Chief Legal Officer and Corporate Secretary at:

Chief Legal Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

APPENDICES

Appendix I. Non-GAAP Financial Measures

We and MPLX report our financial results in accordance with accounting principles generally accepted in the United States ("GAAP").

Management uses certain financial measures to evaluate our operating performance that are calculated and presented on the basis of methodologies other than in accordance with GAAP. We believe these non-GAAP financial measures are useful to investors and analysts to assess our ongoing financial performance because, when reconciled to their most comparable GAAP financial measures, they provide improved comparability between periods through the exclusion of certain items that we believe are not indicative of our core operating performance and that may obscure our underlying business results and trends. These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly titled measures reported by other companies.

Adjusted EBITDA and ACB Adjusted EBITDA

MPC's Adjusted EBITDA is defined as net income attributable to MPC adjusted for: (i) net interest and other financial costs; (ii) provision/benefit for income taxes; (iii) noncontrolling interests; (iv) depreciation and amortization; (v) refining planned turnaround costs; and (vi) other adjustments as deemed necessary, as shown in the table below. We believe excluding turnaround costs from this metric is useful for comparability to other companies as certain of our competitors defer these costs and amortize them between turnarounds.

ACB Adjusted EBITDA, which is a metric used for purposes of evaluating performance under MPC's ACB program (described beginning on page 43), is derived from Adjusted EBITDA as shown in the table below.

Reconciliation of Net Income Attributable to MPC to Adjusted EBITDA and ACB Adjusted EBITDA

($ in millions)	Twelve Months Ended December 31, 2024	
Net income attributable to MPC	$	3,445
Net income attributable to noncontrolling interests		1,622
Provision for income taxes		890
Net interest and other financial costs		839
Depreciation and amortization		3,337
Renewable Diesel JV depreciation and amortization		89
Refining & Renewable Diesel planned turnaround costs		1,404
Renewable Diesel JV planned turnaround costs		9
LIFO inventory credit		(161)
Gain on sale of assets		(151)
Adjusted EBITDA	$	11,323
Less: Refining & Renewable Diesel planned turnaround costs		1,404
Less: Other adjustments		255
ACB Adjusted EBITDA	$	9,664

APPENDICES

Distributable Cash Flow

MPLX's Adjusted EBITDA is defined as net income adjusted for: (i) provision for income taxes; (ii) net interest and other financial costs; (iii) depreciation and amortization; (iv) income/(loss) from equity method investments; (v) distributions and adjustments related to equity method investments; (vi) impairment expense; (vii) noncontrolling interests; and (viii) other adjustments, as applicable. MPLX's Distributable Cash Flow is defined as Adjusted EBITDA adjusted for: (i) deferred revenue impacts; (ii) sales-type lease payments, net of income; (iii) adjusted net interest and other financial costs; (iv) net maintenance capital expenditures; (v) equity method investment capital expenditures paid out; and (vi) other adjustments as deemed necessary, as shown in the table below.

Reconciliation of MPLX Net Income to Distributable Cash Flow Attributable to MPLX

($ in millions)	Twelve Months Ended December 31, 2024
MPLX net income	$ 4,357
Provision for income taxes	10
Net interest and other financial costs	921
Income from operations	5,288
Depreciation and amortization	1,283
Income from equity method investments	(802)
Distributions/adjustments related to equity method investments	928
Other[1]	111
Adjusted EBITDA	6,808
Adjusted EBITDA attributable to noncontrolling interests	(44)
Adjusted EBITDA attributable to MPLX LP	6,764
Deferred revenue impacts	31
Sales-type lease payments, net of income	32
Adjusted net interest and other financial costs[2]	(867)
Maintenance capital expenditures, net of reimbursements	(206)
Equity method investment maintenance capital expenditures paid out	(18)
Other	(39)
Distributable Cash Flow attributable to MPLX LP	$ 5,697

[1] Includes unrealized derivative gain, equity-based compensation and other miscellaneous items.

[2] Represents Net interest and other financial costs excluding gain/loss on extinguishment of debt and amortization of deferred financing costs.

Appendix II. Proposed Amendment to the MPC Restated Certificate of Incorporation (Declassification Amendment)

Text of the proposed amendment (deletions are indicated by strikeouts and additions are indicated by underlining):

ARTICLE SIX
BOARD OF DIRECTORS

     1. Authority of the Board. The business and affairs of the Corporation will be managed by or under the direction of the Board. In addition to the authority and powers conferred on the Board by the DGCL or by the other provisions of this Restated Certificate of Incorporation, the Board hereby is authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Restated Certificate of Incorporation, any Preferred Stock Designation and any Bylaws of the Corporation; *provided, however*, that no Bylaws hereafter adopted, or any amendments thereto, will invalidate any prior act of the Board that would have been valid if such Bylaws or amendment had not been adopted.

     2. Number of Directors. The number of Directors which will constitute the whole Board shall be fixed from time to time exclusively by, and may be increased or decreased from time to time exclusively by, the affirmative vote of a majority of the Directors then in office (subject to such rights of holders of a series of shares of Preferred Stock to elect one or more Directors pursuant to any provisions contained in any Preferred Stock Designation), but in any event will not be less than three (3) or greater than fifteen (15). In the event of any change in the authorized number of Directors <u>prior to the date of the 2028 annual meeting of stockholders</u>, each Director then continuing to serve as such shall nevertheless continue as a Director of the class of which he or she is a member until the expiration of his or her current term, or the earlier of his or her death, resignation or removal. ~~The~~<u>In the event of any increase in the authorized number of Directors prior to the date of the 2028 annual meeting of stockholders, the</u> Board shall specify the class to which a newly created directorship shall be allocated.

     3. Classification and Terms of Directors. ~~The~~ <u>Prior to the date of the 2028 annual meeting of stockholders, the</u> Directors (other than those Directors, if any, elected by the holders of any series of Preferred Stock pursuant to the Preferred Stock Designation for such series of Preferred Stock, voting separately as a class), will be divided into three classes as nearly equal in size as practicable: Class I, Class II and Class III. ~~Each Director~~<u>Any Director elected prior to the date of the 2026 annual meeting of stockholders</u> will serve for a three<u>-</u>year term expiring on the date of the third annual meeting of stockholders of the Corporation following the annual meeting of stockholders at which that Director was elected~~; *provided, however*, that the Directors first designated as Class I Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2011, the Directors first designated as Class II Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2012, and the Directors first designated as Class III Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2013~~. <u>Each Director elected at the 2026 annual meeting of stockholders will be elected for a term expiring at the 2027 annual meeting of stockholders. Each Director elected at the 2027 annual meeting of stockholders will be elected for a term expiring at the 2028 annual meeting of stockholders. At the 2028 annual meeting of stockholders and at each annual meeting of stockholders thereafter, all Directors will be elected for a term expiring at the next annual meeting of stockholders.</u> Each Director will hold office until the annual meeting of stockholders at which that Director's term expires and, the foregoing notwithstanding, serve until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. Any Director elected by the holders of a series of Preferred Stock will be elected for the term set forth in the applicable Preferred Stock Designation.

     4. Election and Succession of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation so provide. At each annual election <u>prior to the date of the 2028 annual meeting of stockholders</u>, the Directors chosen to succeed those whose terms then expire will be of the same class as the Directors they succeed, unless, by reason of any intervening changes in the authorized number of Directors, the Board shall have designated one or more directorships whose term then expires as directorships of another class in order to more nearly achieve equality of number of Directors among the classes.

5. Removal of Directors. Subject to the rights, if any, of holders of Preferred Stock as set forth in any applicable Preferred Stock Designation, Directors of the Corporation may be removed from office only (a) by the Court of Chancery pursuant to Section 225(c) of the DGCL or (b) ~~for cause~~ by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all then outstanding shares of capital stock of the Corporation generally entitled to vote in the election of Directors, voting together as a single class: (i) but, prior to the date of the 2028 annual meeting of stockholders, only for cause and (ii) on or after the date of the 2028 annual meeting of stockholders, with or without cause. Except as Applicable Laws otherwise provide, "cause" for the removal of a Director will be deemed to exist only if the Director whose removal is proposed: (i) has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been grossly negligent or guilty of misconduct in the performance of his or her duties to the Corporation in any matter of substantial importance to the Corporation by a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his or her ability to serve as a Director of the Corporation.

6. Vacancies. Subject to the rights, if any, of holders of Preferred Stock as set forth in any Preferred Stock Designation, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, removal or other cause will be filled by the affirmative vote of a majority of the Directors remaining in office even if they represent less than a quorum of the Board, or by the sole remaining Director if only one Director remains in office. ~~Any~~Prior to the date of the 2028 annual meeting of stockholders, any Director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until that Director's successor shall have been elected and qualified or until his or her earlier death, resignation or removal. From and after the date of the 2028 annual meeting of stockholders, any Director elected in accordance with the first sentence of this paragraph 6 of Article SIX will hold office until the next succeeding annual meeting of stockholders and thereafter until his or her successor shall be elected and qualified or until his or her earlier death, resignation or removal. Except as a Preferred Stock Designation may provide otherwise with respect to a Director elected pursuant to such Preferred Stock Designation, no decrease in the number of Directors constituting the Board will shorten the term of any incumbent Director.

Appendix III. Proposed Amendment to the MPC Restated Certificate of Incorporation (Supermajority Elimination Amendment)

Text of the proposed amendment (deletions are indicated by strikeouts and additions are indicated by underlining):

ARTICLE SIX
BOARD OF DIRECTORS

5. Removal of Directors. Subject to the rights, if any, of holders of Preferred Stock as set forth in any applicable Preferred Stock Designation, Directors of the Corporation may be removed from office only (a) by the Court of Chancery pursuant to Section 225(c) of the DGCL or (b) for cause by the affirmative vote of the holders of at least <u>a majority</u> ~~eighty percent (80%)~~ of the voting power of all then outstanding shares of capital stock of the Corporation generally entitled to vote in the election of Directors, voting together as a single class. Except as Applicable Laws otherwise provide, "cause" for the removal of a Director will be deemed to exist only if the Director whose removal is proposed: (i) has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been grossly negligent or guilty of misconduct in the performance of his or her duties to the Corporation in any matter of substantial importance to the Corporation by a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his or her ability to serve as a Director of the Corporation.

ARTICLE EIGHT
AMENDMENTS OF THIS RESTATED CERTIFICATE

<u>Except as otherwise provided in this Restated Certificate of Incorporation, the Corporation reserves the right, at any time and from time to time, to alter, amend, repeal or restate any provision of this Restated Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter provided by the DGCL, and all rights conferred upon stockholders by this Restated Certificate of Incorporation. in its present form or as hereafter amended, are granted subject to this reservation.</u>~~Notwithstanding anything in this Restated Certificate of Incorporation or the Bylaws of the Corporation to the contrary, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to alter, amend, repeal or restate any provision of this Restated Certificate of Incorporation; provided, however, that if any such alteration, amendment, repeal or restatement (except any alteration, amendment, repeal or restatement of Article SIX, this Article EIGHT or Article NINE) has been approved by the majority of the Directors then in office, then the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, will be sufficient to adopt such alteration, amendment, repeal or restatement. Any alteration, amendment, repeal or restatement to Article SIX, this Article EIGHT or Article NINE shall require the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, regardless of whether or not such alteration, amendment, repeal or restatement is approved by the majority of the Directors then in office.~~

Appendix IV. Proposed Amendment to the MPC Restated Certificate of Incorporation (combined Declassification and Supermajority Elimination Amendments)

If our shareholders approve the the Declassification Amendment described in Proposal 4 and the Supermajority Elimination Amendment described in Proposal 5, we intend to file with the Secretary of State of the State of Delaware a Certificate of Amendment setting forth both amendments as follows.

Text of the proposed amendment (deletions are indicated by strikeouts and additions are indicated by underlining):

ARTICLE SIX
BOARD OF DIRECTORS

    1. Authority of the Board. The business and affairs of the Corporation will be managed by or under the direction of the Board. In addition to the authority and powers conferred on the Board by the DGCL or by the other provisions of this Restated Certificate of Incorporation, the Board hereby is authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Restated Certificate of Incorporation, any Preferred Stock Designation and any Bylaws of the Corporation; *provided, however*, that no Bylaws hereafter adopted, or any amendments thereto, will invalidate any prior act of the Board that would have been valid if such Bylaws or amendment had not been adopted.

    2. Number of Directors. The number of Directors which will constitute the whole Board shall be fixed from time to time exclusively by, and may be increased or decreased from time to time exclusively by, the affirmative vote of a majority of the Directors then in office (subject to such rights of holders of a series of shares of Preferred Stock to elect one or more Directors pursuant to any provisions contained in any Preferred Stock Designation), but in any event will not be less than three (3) or greater than fifteen (15). In the event of any change in the authorized number of Directors <u>prior to the date of the 2028 annual meeting of stockholders</u>, each Director then continuing to serve as such shall nevertheless continue as a Director of the class of which he or she is a member until the expiration of his or her current term, or the earlier of his or her death, resignation or removal. ~~The~~<u>In the event of any increase in the authorized number of Directors prior to the date of the 2028 annual meeting of stockholders, the</u> Board shall specify the class to which a newly created directorship shall be allocated.

    3. Classification and Terms of Directors. ~~The~~ <u>Prior to the date of the 2028 annual meeting of stockholders, the</u> Directors (other than those Directors, if any, elected by the holders of any series of Preferred Stock pursuant to the Preferred Stock Designation for such series of Preferred Stock, voting separately as a class), will be divided into three classes as nearly equal in size as practicable: Class I, Class II and Class III. ~~Each Director~~<u>Any Director elected prior to the date of the 2026 annual meeting of stockholders</u> will serve for a three<u>-</u>year term expiring on the date of the third annual meeting of stockholders of the Corporation following the annual meeting of stockholders at which that Director was elected~~; *provided, however*, that the Directors first designated as Class I Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2011, the Directors first designated as Class II Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2012, and the Directors first designated as Class III Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2013~~. <u>Each Director elected at the 2026 annual meeting of stockholders will be elected for a term expiring at the 2027 annual meeting of stockholders. Each Director elected at the 2027 annual meeting of stockholders will be elected for a term expiring at the 2028 annual meeting of stockholders. At the 2028 annual meeting of stockholders and at each annual meeting of stockholders thereafter, all Directors will be elected for a term expiring at the next annual meeting of stockholders.</u> Each Director will hold office until the annual meeting of stockholders at which that Director's term expires and, the foregoing notwithstanding, serve until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. Any Director elected by the holders of a series of Preferred Stock will be elected for the term set forth in the applicable Preferred Stock Designation.

4. Election and Succession of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation so provide. At each annual election <u>prior to the date of the 2028 annual meeting of stockholders</u>, the Directors chosen to succeed those whose terms then expire will be of the same class as the Directors they succeed, unless, by reason of any intervening changes in the authorized number of Directors, the Board shall have designated one or more directorships whose term then expires as directorships of another class in order to more nearly achieve equality of number of Directors among the classes.

5. Removal of Directors. Subject to the rights, if any, of holders of Preferred Stock as set forth in any applicable Preferred Stock Designation, Directors of the Corporation may be removed from office only (a) by the Court of Chancery pursuant to Section 225(c) of the DGCL or (b) ~~for cause~~ by the affirmative vote of the holders of at least <u>a majority</u> ~~eighty percent (80%)~~ of the voting power of all then outstanding shares of capital stock of the Corporation generally entitled to vote in the election of Directors, voting together as a single class<u>: (i) but, prior to the date of the 2028 annual meeting of stockholders, only for cause and (ii) on or after the date of the 2028 annual meeting of stockholders, with or without cause</u>. Except as Applicable Laws otherwise provide, "cause" for the removal of a Director will be deemed to exist only if the Director whose removal is proposed: (i) has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been grossly negligent or guilty of misconduct in the performance of his or her duties to the Corporation in any matter of substantial importance to the Corporation by a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his or her ability to serve as a Director of the Corporation.

6. Vacancies. Subject to the rights, if any, of holders of Preferred Stock as set forth in any Preferred Stock Designation, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, removal or other cause will be filled by the affirmative vote of a majority of the Directors remaining in office even if they represent less than a quorum of the Board, or by the sole remaining Director if only one Director remains in office. ~~Any~~<u>Prior to the date of the 2028 annual meeting of stockholders, any</u> Director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until that Director's successor shall have been elected and qualified or until his or her earlier death, resignation or removal. <u>From and after the date of the 2028 annual meeting of stockholders, any Director elected in accordance with the first sentence of this paragraph 6 of Article SIX will hold office until the next succeeding annual meeting of stockholders and thereafter until his or her successor shall be elected and qualified or until his or her earlier death, resignation or removal.</u> Except as a Preferred Stock Designation may provide otherwise with respect to a Director elected pursuant <u>to</u> such Preferred Stock Designation, no decrease in the number of Directors constituting the Board will shorten the term of any incumbent Director.

ARTICLE EIGHT
AMENDMENTS OF THIS RESTATED CERTIFICATE

Except as otherwise provided in this Restated Certificate of Incorporation, the Corporation reserves the right, at any time and from time to time, to alter, amend, repeal or restate any provision of this Restated Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter provided by the DGCL, and all rights conferred upon stockholders by this Restated Certificate of Incorporation. in its present form or as hereafter amended, are granted subject to this reservation.~~Notwithstanding anything in this Restated Certificate of Incorporation or the Bylaws of the Corporation to the contrary, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to alter, amend, repeal or restate any provision of this Restated Certificate of Incorporation; provided, however, that if any such alteration, amendment, repeal or restatement (except any alteration, amendment, repeal or restatement of Article SIX, this Article EIGHT or Article NINE) has been approved by the majority of the Directors then in office, then the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, will be sufficient to adopt such alteration, amendment, repeal or restatement. Any alteration, amendment, repeal or restatement to Article SIX, this Article EIGHT or Article NINE shall require the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, regardless of whether or not such alteration, amendment, repeal or restatement is approved by the majority of the Directors then in office.~~

MARATHON PETROLEUM CORPORATION
539 SOUTH MAIN STREET
FINDLAY, OHIO 45840

Pictured above: Marine loading dock at MPC's refinery in Garyville, Louisiana.